Filed pursuant to Rule 424(b)(3)
                                                             File No. 333-109951

VILLAGE BANCORP, INC.                             WINTRUST FINANCIAL CORPORATION
[LOGO]                                                                    [LOGO]


                                ________________

                           PROXY STATEMENT OF VILLAGE
                                ________________

                             PROSPECTUS OF WINTRUST
                                ________________


                  MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT


DEAR VILLAGE STOCKHOLDERS:

         You are cordially invited to attend a special meeting of stockholders of Village Bancorp, Inc. which will be held on December 4, 2003 at 5:00 p.m. at Village Bank and Trust-Arlington Heights, 311 South Arlington Heights Road, Arlington Heights, Illinois.

         At the special meeting, you will be asked to approve a merger agreement between Village and Wintrust Financial Corporation that provides for Wintrust's acquisition of Village. If the merger is completed, your shares of Village common stock will be converted into the right to receive shares of Wintrust common stock. The exact number of shares of Wintrust common stock that you will receive will depend upon the average price of Wintrust common stock determined at the time of closing and the number of shares of Village common stock outstanding at that time. Assuming the average price per share of Wintrust common stock is equal to or greater than $35.00, based on the Village shares currently outstanding, you would receive 0.2140 shares of Wintrust common stock in the merger for each share of Village that you own.

         Wintrust's common stock is traded on the Nasdaq National Market under the symbol "WTFC." The closing price of Wintrust common stock on November 4, 2003 was $44.40.

         The merger cannot be completed unless the holders of at least two-thirds of the voting power of outstanding Village common stock approve the merger agreement. YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT YOU APPROVE IT.

         Additional information regarding the transaction, the merger agreement, Village and Wintrust is set forth in the attached proxy statement/prospectus. This document also serves as the prospectus for up to 360,000 shares of Wintrust common stock that may be issued by Wintrust in connection with the merger. WE URGE YOU TO READ THIS ENTIRE DOCUMENT CAREFULLY, INCLUDING "RISK FACTORS" BEGINNING ON PAGE 13.

                                                     Sincerely,


                                                     /s/ Thomas H. Roth
                                                     ------------------
                                                     Thomas H. Roth
                                                     Chairman
                                                     Village Bancorp, Inc.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF ANY OF THE PARTIES, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

THIS PROXY STATEMENT/PROSPECTUS IS DATED NOVEMBER 5, 2003, AND IS FIRST BEING MAILED TO VILLAGE STOCKHOLDERS ON OR ABOUT NOVEMBER 5, 2003.

                              AVAILABLE INFORMATION

         As permitted by SEC rules, this document incorporates certain important business and financial information about Wintrust from other documents that are not included in or delivered with this document. These documents are available to you without charge upon your written or oral request. Your requests for these documents should be directed to the following:

                         WINTRUST FINANCIAL CORPORATION
                               727 NORTH BANK LANE
                           LAKE FOREST, ILLINOIS 60045
                           ATTENTION: DAVID A. DYKSTRA
                             CHIEF OPERATING OFFICER
                                 (847) 615-4096

         IN ORDER TO ENSURE TIMELY DELIVERY OF THESE DOCUMENTS, YOU SHOULD MAKE YOUR REQUEST BY NOVEMBER 17, 2003 TO RECEIVE THEM BEFORE THE SPECIAL MEETING.

         YOU CAN ALSO OBTAIN DOCUMENTS INCORPORATED BY REFERENCE IN THIS DOCUMENT THROUGH THE SEC'S WEBSITE AT WWW.SEC.GOV. SEE "WHERE YOU CAN FIND MORE INFORMATION" BEGINNING ON PAGE 42.

                              VILLAGE BANCORP, INC.

                        311 South Arlington Heights Road
                        Arlington Heights, Illinois 60005

                       ___________________________________


                    Notice of Special Meeting of Stockholders


                                   to be held

                                December 4, 2003

                       ___________________________________

DATE:    December 4, 2003

TIME:    5:00 p.m.

PLACE:   Village Bank and Trust-Arlington Heights
         311 South Arlington Heights Road
         Arlington Heights, Illinois 60005

To Village Bancorp, Inc. Stockholders:

We are pleased to notify you of and invite you to a special meeting of stockholders. At the meeting you will be asked to vote on the following matters:

         o Approval of the Agreement and Plan of Merger, dated as of August 7, 2003, that provides for Wintrust Financial Corporation to acquire Village, as described in the attached proxy statement/prospectus.

         o To transact any other business that properly comes before the special meeting, or any adjournments or postponements of the special meeting.

Holders of record of Village common stock at the close of business on November 4, 2003 may vote at the special meeting. Approval of the merger agreement requires the affirmative vote at the special meeting of holders of at least two-thirds of the voting power of the issued and outstanding shares of Village common stock.

THE BOARD OF DIRECTORS OF VILLAGE UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

To ensure that your shares are voted at the special meeting, please promptly complete, sign and return the proxy form in the enclosed envelope whether or not you plan to attend the meeting in person. Stockholders who attend the special meeting may revoke their proxies and vote in person, if they so desire.

Arlington Heights, Illinois
November 5, 2003


                                             By Order of the Board of Directors


                                             /s/ Thomas H. Roth
                                             ------------------
                                             Thomas H. Roth
                                             Chairman

                                TABLE OF CONTENTS
                                                                            PAGE

QUESTIONS AND ANSWERS ABOUT THE MERGER.........................................1

SUMMARY........................................................................3
     Historical Comparative Per Share Data; Pro Forma Per Share Data...........8
     Selected Financial Data of Wintrust......................................10

RISK FACTORS..................................................................13
     There is fluctuation in the trading market of Wintrust's common stock and the market price of the common stock you will
               receive in the merger is uncertain.............................13
     Village's stockholders will not control Wintrust's future operations.....13
     De novo operations and branch openings impact Wintrust's profitability...13 Wintrust's allowance for loan losses may prove to be insufficient to absorb losses that may occur in its loan portfolio..........14
     Wintrust's premium finance business involves unique operational risks and could expose it to significant losses.................14
     Wintrust may be adversely affected by interest rate changes..............15
     Wintrust's shareholder rights plan and provisions in its articles of incorporation and by-laws may delay or prevent an
               acquisition of Wintrust by a third party.......................15

CAUTION ABOUT FORWARD-LOOKING STATEMENTS......................................16

SPECIAL MEETING OF VILLAGE STOCKHOLDERS.......................................17
     Date, place, time and purpose............................................17
     Record date, voting rights, quorum and required vote.....................17
     Voting and revocability of proxies.......................................17
     Appraisal rights.........................................................17

DESCRIPTION OF THE MERGER.....................................................20
     General .................................................................20
     The Companies ...........................................................20
     Background of the merger.................................................21
     Wintrust's reasons for the merger........................................22
     Village's reasons for the merger and recommendation of the board of directors.............................................23
     Accounting Treatment.....................................................24
     Tax consequences of the merger...........................................24
     Regulatory approvals.....................................................25
     Interests of certain persons in the merger...............................26
     Voting agreement.........................................................27
     Restrictions on resale of Wintrust common stock..........................27

DESCRIPTION OF THE MERGER AGREEMENT...........................................27
     Time of completion.......................................................27
     Consideration to be received in the merger...............................28
     Exchange of certificates.................................................30
     Conduct of business pending the merger and certain covenants.............30
     Representations and warranties...........................................31
     Conditions to completion of the merger...................................33
     Minimum net worth closing condition .....................................34
     Termination..............................................................34
     Termination fee..........................................................34
     Management and operations after the merger...............................35

                              TABLE OF CONTENTS
                                   (continued)


                                                                            PAGE

     Employee benefit matters.................................................35
     Expenses.................................................................35
     Nasdaq stock listing.....................................................35

COMPARISON OF SHAREHOLDER RIGHTS..............................................35
     Authorized capital stock.................................................35
     Payment of dividends.....................................................35
     Advance notice requirements for presentation of business and nominations of directors at annual meetings of shareholders.........36
     Quorum   ................................................................36
     Election, classification and number of board of directors................36
     Removal of directors.....................................................37
     Filling vacancies on the board of directors..............................37
     Amendment of certificate/articles of incorporation and by-laws...........37
     Mergers, acquisitions and other transactions.............................37
     Business combinations with interested shareholders.......................38
     Limitations on directors' liability......................................38
     Indemnification..........................................................39
     Action by shareholders without a meeting.................................39
     Special meetings of shareholders.........................................39
     Preemptive rights........................................................39
     Appraisal rights of dissenting stockholders..............................39
     Certain anti-takeover effects of Wintrust's articles and by-laws and Illinois law....................................................40
     Rights plan..............................................................40

LEGAL MATTERS.................................................................41

EXPERTS.......................................................................41

SHAREHOLDER PROPOSALS.........................................................41

WHERE YOU CAN FIND MORE INFORMATION...........................................42

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.............................42

ANNEX A:  AGREEMENT AND PLAN OF MERGER.......................................A-1

ANNEX B:  DELAWARE APPRAISAL RIGHTS LAW......................................B-1

ANNEX C:  VOTING AGREEMENT...................................................C-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:       WHAT AM I BEING ASKED TO VOTE ON? WHAT IS THE PROPOSED TRANSACTION?

A: You are being asked to vote on the approval of a merger agreement that provides for Wintrust's acquisition of Village. Wintrust will own all of Village's outstanding common stock after the merger is completed and you will become a shareholder of Wintrust.

Q:       WHAT WILL I BE ENTITLED TO RECEIVE IN THE MERGER?

A: If the merger is completed, your shares of Village common stock will be converted into the right to receive shares of Wintrust common stock. The exact number of shares you receive will depend upon the average price of Wintrust common stock determined at the time of closing and the number of Village shares outstanding at closing. Assuming the average price per share of Wintrust common stock is equal to or greater than $35.00, you would receive 0.2140 shares of Wintrust common stock in the merger for each share of Village that you own. See "Description of the merger agreement--Consideration to be received in the merger" on page 28.

Q:       WHY DO VILLAGE AND WINTRUST WANT TO MERGE?

A: Village believes that the proposed merger will provide Village stockholders with substantial benefits, and Wintrust believes that the merger will further its strategic growth plans. Wintrust does not currently have banking offices in the communities served by Village Bank. As a larger company, Wintrust can provide the capital and resources that Village Bank needs to compete more effectively and to offer a broader array of products and services to better serve its banking customers. To review the reasons for the merger in more detail, see "Description of the merger--Wintrust's reasons for the merger" on page 22 and "Description of the merger--Village's reasons for the merger and recommendation of the board of directors" on page 23.

Q:       WHAT DOES THE VILLAGE BOARD OF DIRECTORS RECOMMEND?

A: Village's board of directors unanimously recommends that you vote "FOR" adoption of the merger agreement. Village's board of directors has determined that the merger agreement and the merger are in the best interests of Village and its stockholders. To review the background and reasons for the merger in greater detail, see pages 21 to 24.

Q:       WHAT VOTE IS REQUIRED TO ADOPT THE MERGER AGREEMENT?

A: Holders of at least two-thirds of the voting power of the outstanding shares of Village common stock must vote in favor of the merger. All of Village's and Village Bank's directors and officers who own Village common stock have agreed to vote their shares in favor of the merger at the special meeting. These stockholders owned approximately 51% of Village's outstanding common stock on the record date. Wintrust shareholders will not be voting on the merger agreement. See "Description of the merger--Interests of certain persons in the merger" on page 26 and "Description of the merger--Voting agreement" on page 27.

Q:       WHAT DO I NEED TO DO NOW?  HOW DO I VOTE?

A: After you have carefully read and considered the information contained in this proxy statement/prospectus, please complete, sign, date and mail your proxy form in the enclosed return envelope as soon as possible. This will enable your shares to be represented at the special meeting. You may also vote in person at the special meeting. If you do not return a properly executed proxy form and do not vote at the special meeting, this will have the same effect as a vote against the approval of the merger agreement. If you sign, date and send in your proxy form, but you do not indicate how you want to vote, your proxy will be voted in favor of approval of the merger agreement. You may change your vote or revoke your proxy prior to the special meeting by filing with the secretary of Village a duly executed revocation of proxy, submitting a new proxy form with a later date, or voting in person at the special meeting.

Q:       WHAT IF I OPPOSE THE MERGER?  DO I HAVE APPRAISAL RIGHTS?

A: Village stockholders who do not vote in favor of the merger agreement and otherwise comply with all of the procedures of Section 262 of the Delaware General Corporation Law will be entitled to receive payment in cash of the estimated fair value of their shares of Village common stock as ultimately determined under the statutory process. This value could be more, the same as or less than the merger consideration. A copy of this provision is attached as Annex B to this proxy statement/prospectus.

Q:       WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO ME?

A: In general, the conversion of your shares of Village common stock into Wintrust common stock in the merger will be tax-free for United States federal income tax purposes. However, you will recognize gain or loss on cash received instead of fractional shares of Wintrust's common stock. You should consult with your tax adviser for the specific tax consequences of the merger to you. See "Description of the merger--Tax consequences of the merger" on page 24.

Q:       SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. Either at the time of closing or shortly after the merger is completed, Wintrust's exchange agent will send you a letter of transmittal with instructions informing you how to send in your stock certificates to the exchange agent. You should use the letter of transmittal to exchange your Village stock certificates for new certificates representing the shares of Wintrust common stock you will own after the merger is complete. DO NOT SEND IN YOUR STOCK CERTIFICATES WITH YOUR PROXY FORM.

Q:       WHEN IS THE MERGER EXPECTED TO BE COMPLETED?

A: We will try to complete the merger as soon as possible. Before that happens, the merger agreement must be approved and adopted by Village's stockholders and we must obtain the necessary regulatory approvals. Assuming stockholders vote at least two-thirds of Village's outstanding shares of common stock in favor of the merger agreement and we obtain the other necessary approvals, we expect to complete the merger during the fourth quarter of 2003.

Q: IS COMPLETION OF THE MERGER SUBJECT TO ANY CONDITIONS BESIDES STOCKHOLDER APPROVAL?

A: Yes. The transaction must receive the required regulatory approvals, and there are other customary closing conditions that must be satisfied. As a condition to Wintrust's obligation to close, as of the last day of the month preceding the closing date, Village Bank must have a minimum net worth of at least $4.8 million and Village must have stockholders' equity of at least $4.6 million and no more than $480,000 in debt, determined in accordance with the merger agreement. The merger agreement does not prohibit Village from paying dividends to stockholders prior to the completion of the merger to the extent that it has adequate capital and funds to pay such dividends and to satisfy the minimum net worth requirements described above.

Q:       WHO CAN ANSWER MY OTHER QUESTIONS?

A: If you have more questions about the merger or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy form, you should contact Village's Chairman, Thomas H. Roth, or Elizabeth A. Chartier at (847) 483-6000.

                                     SUMMARY

         This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information important to you. To understand the merger more fully, you should read this entire document carefully, including the annexes and the documents referred to in this proxy statement/prospectus. A list of the documents incorporated by reference appears on page 42.

INFORMATION ABOUT WINTRUST AND VILLAGE

WINTRUST FINANCIAL CORPORATION  (See page 20)
727 North Bank Lane
Lake Forest, Illinois  60045
(847) 615-4096

         Wintrust Financial Corporation, an Illinois corporation, is a financial holding company headquartered in Lake Forest, Illinois. Wintrust operates eight community banks, primarily in affluent suburbs of Chicago, which provide community-oriented, personal and commercial banking services primarily to individuals and small to mid-size businesses through 34 banking facilities. The banks include Advantage National Bank, which Wintrust recently acquired in connection with its acquisition of Advantage National Bancorp, Inc. This transaction, which was announced on July 2, 2003, was completed on October 1, 2003. Wintrust also provides wealth management services through its trust company, investment adviser and broker-dealer subsidiaries to customers located primarily in the Midwest, as well as to customers of its banks. In addition, Wintrust is involved in specialty lending through a number of operating subsidiaries or divisions of certain of its banks. As of September 30, 2003, Wintrust had consolidated total assets of $4.3 billion, deposits of $3.5 billion and shareholders' equity of $299.9 million. Wintrust's common stock trades on the Nasdaq National Market under the symbol "WTFC."

VILLAGE BANCORP, INC.  (See page 20)
311 South Arlington Heights Road
Arlington Heights, Illinois 60005
(847) 483-6000

         Village, a Delaware corporation, is a bank holding company headquartered in Arlington Heights, Illinois. Its primary business is operating its bank subsidiary, Village Bank and Trust--Arlington Heights, an Illinois chartered bank with offices in Arlington Heights and Prospect Heights, Illinois. As of September 30, 2003, Village had consolidated total assets of $79.7 million, deposits of $71.7 million and stockholders' equity of $4.7 million. There is no established trading market for Village's common stock.

THE MERGER AND THE MERGER AGREEMENT  (See page 27)

         Wintrust's acquisition of Village is governed by a merger agreement. The merger agreement provides that, if all of the conditions are satisfied or waived, a newly formed subsidiary of Wintrust will be merged with and into Village. After the consummation of the merger, Village will become a wholly owned subsidiary of Wintrust. We encourage you to read the merger agreement, which is included as Annex A to this proxy statement/prospectus.

REASONS FOR THE MERGER  (See page 23)

         Village's board of directors unanimously determined that the merger agreement and the merger consideration were in the best interests of Village and its stockholders and unanimously recommends that Village's stockholders vote in favor of the approval and adoption of the merger agreement and the transactions contemplated by the merger agreement.

         In its deliberations and in making its determination, Village's board of directors considered many factors including, without limitation, the following:

         o the business, earnings, operations, financial condition, management, prospects, capital levels and asset quality of both Village and Wintrust;

         o Wintrust's access to capital and managerial resources relative to that of Village;

         o the value of the merger consideration represented a significant premium over the current book value of Village common stock;

         o its desire to provide stockholders with the prospects for greater future appreciation on their initial investments in Village common stock than Village could achieve independently;

         o Wintrust common stock is traded on the Nasdaq National Market and has substantially greater liquidity than the shares of Village common stock;

         o projections and recommendations of third-party investment analysts that it reviewed;

         o Wintrust's more diverse financial products and services will enable Village Bank to better serve its customers and enhance its competitive position in the communities in which it operates;

         o the effect of the merger on Village Bank's employees, customers and community; and

         o Wintrust's long-term growth strategy in the Chicago metropolitan area.

         Wintrust's board of directors concluded that the merger is in the best interests of Wintrust and its shareholders. In deciding to approve the merger, Wintrust's board of directors considered a number of factors, including:

         o management's view that the acquisition of Village provides an attractive opportunity to expand into new communities within the northwest Chicago metropolitan area, which it considers a desirable market;

         o Village's community banking orientation and its compatibility with Wintrust and its subsidiaries;

         o a review of the demographic, economic and financial characteristics of the markets in which Village operates, including existing and potential competition and history of the market areas with respect to financial institutions;

         o management's review of the business, operations, earnings and financial condition, including capital levels and asset quality, of Village Bank since its de novo formation in 1995; and

         o the likelihood of regulators approving the merger without undue conditions or delay.

BOARD RECOMMENDATION TO VILLAGE STOCKHOLDERS  (See page 23)

         Village's board of directors believes that the merger of Village with Wintrust is in the best interests of Village and Village's stockholders. VILLAGE'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE MERGER.

VILLAGE SPECIAL MEETING  (See page 17)

         The special meeting of stockholders will be held at Village Bank and Trust--Arlington Heights, located at 311 South Arlington Heights Road,
Arlington Heights, Illinois, on December 4, 2003 at 5:00 p.m., Chicago time. Village's board of directors is soliciting proxies for use at the special meeting. At the special meeting, Village stockholders will be asked to vote on a proposal to approve the merger agreement.

RECORD DATE FOR THE SPECIAL MEETING; REVOCABILITY OF PROXIES (See page 17)

         You may vote at the special meeting if you own shares of Village common stock of record at the close of business on November 4, 2003. You will have one vote for each share of Village common stock you owned on that date. You may revoke your proxy at any time before the vote at the special meeting.

VOTE REQUIRED  (See page 17)

         To approve the merger, at least two-thirds of the voting power of the outstanding shares of Village common stock must be voted in favor of the merger agreement at the special meeting. To satisfy the quorum requirements set forth in Village's by-laws, stockholders holding at least a majority of the voting power of the outstanding shares of Village common stock entitled to vote at the special meeting must be present in person or by proxy at the special meeting. Stockholders may vote their shares in person at the special meeting or by executing and returning the enclosed proxy form.

         All of Village's and Village Bank's directors and officers who own shares of Village common stock have committed to vote their shares in favor of the merger. At the record date, these stockholders owned 618,725 shares, constituting approximately 51% of the shares entitled to vote at the meeting. See "Description of the merger--Voting agreement" on page 27.

WHAT VILLAGE STOCKHOLDERS WILL RECEIVE  (See page 28)

         If the merger is completed, shares of Village common stock that you own immediately before the completion of the merger will be converted into the right to receive shares of Wintrust common stock. For each of your shares of Village common stock, you will receive a number of shares of Wintrust common stock equal to an "exchange ratio" to be calculated as set forth in the merger agreement. The exchange ratio will be determined by dividing a specified per share value of Village common stock by the average high and low price of Wintrust common stock during the 10-day trading period ending two trading days before the merger closing date. The value of the Wintrust common stock you will receive in the merger will vary depending on the average price of Wintrust's common stock at closing to the extent the price is less than $25.00 per share or greater than $35.00 per share.

         The merger agreement provides that the average high and low per share price of Wintrust common stock to be used in determining the exchange ratio may not be higher than $35.00 nor less than $25.00. Within that price range, the exchange ratio varies as the average price of Wintrust common stock changes so that per share value of merger consideration which Village stockholders receive remains constant and the number of Wintrust shares you receive will change. However, if the average price of Wintrust common stock is outside of that range, then the exchange ratio does not change as Wintrust's stock price changes. As a result, if the average price of Wintrust common stock is less than $25.00, then you will receive a lower per share value of merger consideration at closing than you would receive if the average price of Wintrust common stock is within or above the range, but if the average price of Wintrust common stock is greater than $35.00, then you would receive greater per share consideration at closing.

         The specified per share value of Village common stock used to compute the exchange ratio is determined using a formula set forth in the merger agreement. Under the formula, the specified per share value of Village common stock is determined by dividing a fixed dollar amount of aggregate consideration which Wintrust will provide to Village stockholders and warrant holders in the merger by the number of shares of Village common stock outstanding at the closing date. All of the warrants that would have been "cashed out" under the terms of the merger agreement have been exercised after the date of the merger agreement and the shares subject to those warrants are now outstanding. It is not anticipated that any remaining options or warrants will be exercised before closing.

         Village stockholders will not receive fractional shares of Wintrust common stock. Instead, they will receive a cash payment for any fractional shares based on the value of Wintrust common stock determined in the manner described above.

         Once the merger is complete, Illinois Stock Transfer Company, Wintrust's exchange agent, will mail you materials and instructions for exchanging your Village stock certificates for Wintrust stock certificates. You should not send in your Village stock certificates until you receive the transmittal materials and instructions from the exchange agent.

REGULATORY APPROVALS  (See page 25)

         The merger cannot be completed until Wintrust receives the necessary regulatory approval of each of the Board of Governors of the Federal Reserve System, or the Federal Reserve, and the Illinois Office of Banks and

Real Estate, or the IOBRE. Wintrust submitted an application to the Federal Reserve Bank of Chicago seeking approval of the merger, which was approved on October 16, 2003. Wintrust also filed the required notice with the IOBRE.

NEW WINTRUST SHARES WILL BE ELIGIBLE FOR TRADING ON NASDAQ  (See page 35)

         The shares of Wintrust common stock to be issued in the merger can be traded on the Nasdaq National Market.

CONDITIONS TO THE MERGER  (See page 33)

         The completion of the merger is subject to the fulfillment of a number of conditions, including:

         o approval of the merger agreement at the special meeting by at least two-thirds of the outstanding shares of Village common stock;

         o approval of the transaction by the appropriate regulatory authorities, including the Federal Reserve, and IOBRE, and expiration or termination of all waiting periods required by law;

         o maintenance by Village of certain minimum net worth and stockholders' equity requirements; and

         o the representations and warranties made by the parties in the merger agreement must be materially true and correct as of the effective date of the merger or as otherwise required in the merger agreement.

TERMINATION  (See page 34)

         Subject to conditions and circumstances described in the merger agreement, either Wintrust or Village may terminate the merger agreement if, among other things, any of the following occur:

         o the merger is not completed by January 31, 2004 (or April 30, 2004 if there is a delay due to regulatory approval);

         o in certain circumstances, if a condition to the merger has become impossible to satisfy;

         o a party has materially breached the merger agreement and failed to cure the breach;

         o the holders of at least two-thirds of the voting power of Village common stock do not approve the merger; or

         o in certain circumstances, if Village has received a superior offer to sell to a third party.

TERMINATION FEE  (See page 34)

         Under certain circumstances described in the merger agreement, Wintrust may demand a $500,000 termination fee from Village if the transaction is not consummated.

INTERESTS OF OFFICERS AND DIRECTORS IN THE MERGER THAT ARE DIFFERENT THAN YOURS (See page 26)

         You should be aware that some of Village's directors and officers may have interests in the merger that are different from, or in addition to, their interests as stockholders. Village's board of directors was aware of these interests and took them into account in approving the merger. For example, the merger agreement obligates Wintrust to enter into employment agreements with certain officers of Village and Village Bank.

         Also, Village owes Mr. Roth amounts that have not yet been paid to him for services rendered to Village and Village Bank, including Mr. Roth's prior assumption of certain obligations of Village Bank as well as his role in connection with the merger. The remaining unpaid amount is $230,000. Under the merger agreement, Wintrust is obligated to make a capital contribution in the amount of $300,000 to Village at the effective time. This is intended to provide Village sufficient cash to pay these amounts to Mr. Roth at closing.

         Wintrust is also obligated under the merger agreement to provide continuing indemnification to Village and Village Bank directors and officers, and to provide such directors and officers with directors' and officers' liability insurance for a period of five years, subject to certain conditions set forth in the merger agreement.

VOTING AGREEMENT  (See page 27)

         All of Village's and Village Bank's directors and officers who are stockholders of Village have agreed to vote all of their shares of common stock in favor of the merger agreement at the special meeting. Together, they own approximately 51% of Village's outstanding shares of common stock. These voting agreements terminate if the merger agreement is terminated in accordance with its terms. A copy of the form of voting agreement is attached to this proxy statement/prospectus as Annex C.

ACCOUNTING TREATMENT OF THE MERGER  (See page 24)

         The merger will be accounted for as a purchase transaction in accordance with accounting principles generally accepted in the United States.

CERTAIN DIFFERENCES IN SHAREHOLDER RIGHTS  (See page 35)

         When the merger is completed, Village stockholders, whose rights are governed by Delaware law and Village's certificate of incorporation and by-laws, automatically will become Wintrust shareholders, and their rights will then be governed by Illinois law, as well as Wintrust's articles of incorporation and by-laws, in addition to laws and requirements that apply to public companies.

APPRAISAL RIGHTS  (See page 39)

         Village stockholders may dissent from the merger and, upon complying with the requirements of Delaware law, receive cash in the amount of the fair value of their shares instead of shares of Wintrust common stock.

         A copy of the section of the Delaware General Corporation Law pertaining to appraisal rights is attached as Annex B to this proxy statement/prospectus. You should read the statute carefully and consult with your legal counsel if you intend to exercise these rights.

TAX CONSEQUENCES OF THE MERGER  (See page 24)

         Your receipt of the merger consideration generally will be tax-free for United States federal income tax purposes, except that you will recognize gain or loss to the extent you receive cash instead of fractional shares of Wintrust common stock and income, gain or loss to the extent that you receive cash in exchange for unexercised warrants to purchase common stock. You should consult your tax adviser for a full understanding of the federal, state, local and foreign tax consequences of the merger to you.

HISTORICAL COMPARATIVE PER SHARE DATA; PRO FORMA PER SHARE DATA

         The table below shows the reported high and low sales prices of Wintrust's common stock during the periods indicated. This information gives effect to a 3-for-2 stock split, effected in the form of a 50% stock dividend, as of March 14, 2002.

                                                        HIGH             LOW
                                                        ----             ---
YEAR ENDED DECEMBER 31, 2001
   First Quarter.............................          $12.75          $10.54
   Second Quarter............................           17.62           11.67
   Third Quarter.............................           21.41           16.27
   Fourth Quarter............................           22.13           17.93
YEAR ENDED DECEMBER 31, 2002
   First Quarter.............................          $22.99          $18.33
   Second Quarter............................           34.58           22.22
   Third Quarter.............................           36.00           26.54
   Fourth Quarter............................           32.66           25.45
YEAR ENDING DECEMBER 31, 2003
   First Quarter.............................          $33.65          $27.19
   Second Quarter............................           32.40           27.74
   Third Quarter.............................           38.89           29.30
   Fourth Quarter (through November 4, 2003).           44.50           37.64

         The following table presents selected comparative per share data for Wintrust common stock and Village common stock on a historical and pro forma combined basis, giving effect to the merger using the purchase method of accounting. The pro forma combined information is not necessarily indicative of the actual results that would have occurred had the merger been consummated at the beginning of the periods indicated, or of the future operations of the combined entity.

                                           NINE MONTHS ENDED      YEAR ENDED
                                          SEPTEMBER 30, 2003   DECEMBER 31, 2002
                                             -------------     -----------------
WINTRUST HISTORICAL:
   Diluted earnings per share............    $    1.46           $    1.60
   Cash dividends declared per share.....         0.16                0.12
   Book value per share (at period end)..        15.87               13.19
WINTRUST PRO FORMA COMBINED(1):
   Diluted earnings per share............    $    1.45           $    1.58
   Cash dividends declared per share.....         0.16                0.12
   Book value per share (at period end)..        16.13               13.51
VILLAGE HISTORICAL:
   Diluted earnings per share............    $    0.16           $  (0.03)
   Cash dividends declared per share.....            -                  -
   Book value per share (at period end)..         3.95                3.81
VILLAGE PRO FORMA COMBINED(1):
   Diluted earnings per share............    $    0.31           $    0.34
   Cash dividends declared per share.....         0.03                0.03
   Book value per share (at period end)..         3.45                2.89

------------------
(1) Computed using an exchange ratio of 0.2140, based on 1,202,054 shares of Village common stock outstanding as of the record date and assuming a Wintrust common stock price of $35.00 or greater.

         The following table sets forth the last sales prices as reported by Nasdaq for Wintrust common stock on the dates indicated, and the equivalent per share value for Village common stock, giving effect to the merger as of the same dates:

                              CLOSING PRICE    HISTORICAL PRICE     VILLAGE
                                WINTRUST           VILLAGE       EQUIVALENT PER
                              COMMON STOCK      COMMON STOCK     SHARE VALUE(3)
                              ------------      ------------     --------------

August 6, 2003(1).........       $33.85              (2)             $8.36
November 4, 2003..........       $44.40              (2)             $9.50

------------------
(1) Trading date preceding the date of public announcement of the proposed merger.
(2) There is currently no market value for the shares of Village being acquired since Village is not a publicly traded company.
(3)      Based on an exchange ratio of 0.2140.

SELECTED FINANCIAL DATA OF WINTRUST

         The selected consolidated financial data presented below as of or for each of the years in the five-year period ended December 31, 2002, are derived from Wintrust's audited historical financial statements. The summary data presented below as of or for the nine-month periods ended September 30, 2003 and 2002, are derived from unaudited consolidated financial statements. In Wintrust's opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results as of or for the six-month periods have been included. Per share amounts have been adjusted to reflect the 3-for-2 stock split effected as a stock dividend effective as of March 14, 2002. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto incorporated by reference into this prospectus from Wintrust's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and Wintrust's Quarterly Report on Form 10-Q for the period ended June 30, 2003. Results for past periods are not necessarily indicative of results that may be expected for any future period, and results for the nine-month period ended September 30, 2003 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2003.

                                NINE MONTHS ENDED
                                  SEPTEMBER 30,                             YEAR ENDED DECEMBER 31,
                               --------------------     --------------------------------------------------------
                               2003(1)      2002(2)     2002(2)       2001         2000       1999          1998
                               -------      -------     -------       ----         ----       ----          ----
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME
   DATA:
Total interest income..     $  148,977     $134,054  $   182,233    $  166,455    $ 148,184   $ 109,331    $ 87,979
Total interest expense.         62,153       62,054       84,105        92,441       87,184      61,597      51,215
                            ----------      -------  -----------    ----------    ---------   ---------    --------
   Net interest income.         86,824       72,000       98,128        74,014       61,000      47,734      36,764
Provision for loan
   losses..............          8,402        7,335       10,321         7,900        5,055       3,713       4,297
                            ----------      -------  -----------    ----------    ---------   ---------    --------
   Net interest income
      after provision
      for loan losses..         78,442       64,665       87,807        66,114       55,945      44,021      32,467
Non-interest Income:
   Gain on sale of
      premium finance
      receivables......          3,470        2,250        3,374         4,564        3,831       1,033          --
   Fees on mortgage
      loans sold.......         13,712        7,745       12,259         7,831        2,911       3,206       5,569
   Wealth management
      fees.............         20,669       18,726       25,229         1,996        1,971       1,171         788
   Service charges on
      deposit accounts.          2,611        2,289        3,121         2,504        1,936       1,562       1,065
   Administrative
      services revenues          3,178        2,694        3,501         4,084        4,402         996          --
   Premium finance
      defalcation-partial
      settlement(3)....             --        1,250        1,250           --           --          --           --
   Securities (losses)
      gains, net.......            637           43          107           337          (40)          5          --

   Other...............         11,014        7,483       11,831         7,482        3,295       1,835         653
                            ----------      -------  -----------    ----------    ---------   ---------    --------
      Total
        non-interest
        income.........         55,291       42,480       60,672        28,798       18,306       9,808       8,075
                            ----------      -------  -----------    ----------    ---------   ---------    --------
(See footnotes on page 12)

                                NINE MONTHS ENDED
                                   SEPTEMBER 30,                          YEAR ENDED DECEMBER 31,
                               --------------------     --------------------------------------------------------
                               2003(1)      2002(2)     2002(2)       2001         2000       1999          1998
                               -------      -------     -------       ----         ----       ----          ----
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Non-interest Expense:
   Salaries and
      employee benefits.    $   55,673   $   45,625   $   63,442   $   35,628   $   28,119  $   20,808   $   18,944
   Equipment expense....         5,727        5,286        7,191        6,297        5,101       3,199        2,221
   Occupancy expense,
      net...............         5,626        4,853        6,691        4,821        4,252       2,991        2,435
   Data processing......         3,193        3,129        4,161        3,393        2,837       2,169        1,676
   Advertising and
      marketing.........         1,645        1,653        2,302        1,604        1,309       1,402        1,612
   Professional fees....         2,565        2,033        2,801        2,055        1,681       1,203        1,654
   Amortization of
      intangibles.......           448          237          324          685          713         251          120
   Premium finance
      defalcation(3)....           --           --           --           --         4,320          --           --
   Other non-interest
      expenses..........        16,382       13,713       19,072       11,300        9,471       7,655        7,171
                            ----------   ----------   ----------   ----------   ----------  ----------   ----------
      Total
        non-interest
        expense.........        91,259       76,529      105,984       65,783       57,803      39,678       35,833
                            ----------   ----------   ----------   ----------   ----------  ----------   ----------
Income before taxes
   and cumulative
   effective of
   accounting change....        42,454       30,616       42,495       29,129       16,448      14,151        4,709
Income tax expense
   (benefit)............        15,265       10,663       14,620       10,436        5,293       4,724       (1,536)
                            ----------   ----------   ----------   ----------   ----------  ----------   ----------
Income before
   cumulative effect
   of accounting change.        27,189       19,953       27,875       18,693       11,155       9,427        6,245
Cumulative effect of
   change in
   accounting for
   derivatives, net of
   tax..................          --             --           --         (254)          --          --           --
                            ----------   ----------   ----------   ----------   ----------  ----------   ----------
   Net income...........    $   27,189   $   19,953   $   27,875   $   18,439   $   11,155  $    9,427   $    6,245
                            ==========   ==========   ==========   ==========   ==========  ==========   ==========

COMMON SHARE DATA:
Earnings per share:
   Basic................    $     1.56   $     1.24         1.71         1.34         0.85        0.76         0.51
   Diluted..............          1.46         1.16         1.60         1.27         0.83        0.73         0.49
Cash dividends per
   common share(4)......          0.16         0.12         0.12         0.093        0.067         --           --
Book value per share....         15.87        12.71        13.19         9.72         7.92        7.06         6.15
Weighted average
   common shares
   outstanding:
   Basic................        17,445       16,047       16,334       13,734       13,066      12,373       12,212
   Diluted..............        18,582       17,136       17,445       14,545       13,411      12,837       12,742

SELECTED FINANCIAL
   CONDITION DATA (AT
   END OF PERIOD):
Total assets............    $4,304,877   $3,576,775   $3,721,555   $2,705,422   $2,102,806  $1,679,382   $1,348,048
Total loans.............     2,949,143    2,483,892    2,556,086    2,018,479    1,547,596   1,270,126      974,031
Total deposits..........     3,529,196    2,971,485    3,089,124    2,314,636    1,826,576   1,463,622    1,229,154
Notes payable...........        26,000       63,625       44,025       46,575       27,575       8,350           --
Subordinated notes......        50,000           --       25,000           --           --          --           --
Long term debt - trust
   preferred securities         76,512       51,050       50,894       51,050       51,050      31,050       31,050
Total shareholders'
   equity...............       299,874      218,028      227,002      141,278      102,276      92,947       75,205

(See footnotes on following page)

                                NINE MONTHS ENDED
                                  SEPTEMBER 30,                           YEAR ENDED DECEMBER 31,
                               --------------------     --------------------------------------------------------
                               2003(1)      2002(2)     2002(2)       2001         2000       1999          1998
                               -------      -------     -------       ----         ----       ----          ----
SELECTED FINANCIAL RATIOS
   AND OTHER DATA:
Performance Ratios:
   Non-interest income to
      average assets(5)...        1.86%      1.85%       1.89%        1.24%        0.99%       0.66%        0.69%
   Non-interest expense
      to average
      assets(3)(5)........        3.07       3.33        3.30         2.83         3.12        2.65         3.04
   Net overhead
      ratio(3)(5)(6)......        1.21       1.48        1.41         1.59         2.13        2.00         2.36
   Return on average
      assets(3)(5)........        0.91       0.87        0.87         0.79         0.60        0.63         0.53
   Return on average
      equity(3)(5)........       14.92      14.98       14.76        15.24        11.51       11.58         8.68
   Average
      loan-to-average
      deposit ratio.......       87.1       89.1        88.5         87.4         87.7         86.6         80.1
   Dividend payout
      ratio(4)(5).........        8.2        7.7         7.5          7.4          8.0           --           --

Asset Quality Ratios:
   Non-performing loans
      to total loans......        0.48%      0.49%       0.49%        0.64%        0.63%       0.55%        0.56%
   Allowance for loan
      losses to:
      Total loans.........        0.77       0.69        0.72         0.68         0.67        0.69         0.72
      Non-performing loans      160.33     142.16      146.63       105.63       107.75      126.10       129.66
   Net charge-offs to
      average loans(3)(5).        0.19       0.23        0.24         0.26         0.24        0.19         0.28
   Non-performing assets
      to total assets.....        0.34       0.35        0.34         0.48         0.46        0.41         0.45

Other data at end of
   period:
   Number of banking
      facilities..........          32         31          31           29           28          24           21

------------------
(1) Wintrust completed its acquisition of Lake Forest Capital Management Company on February 1, 2003. The results for the nine months ended September 30, 2003 include the results of Lake Forest Capital Management Company since that date.
(2) Wintrust completed its acquisition of the Wayne Hummer Companies effective as of February 1, 2002. The results for the nine months ended September 30, 2002 and year ended December 31, 2002 include the results of the Wayne Hummer Companies since February 1, 2002.
(3) In 2000, Wintrust recorded a $4.3 million pre-tax charge ($2.6 million after-tax) related to a fraudulent loan scheme perpetrated against its premium finance subsidiary. The amount of this charge was not included in loans charged-off because a lending relationship had never been established. In the first quarter of 2002, Wintrust recovered $1.25 million (pre-tax) of this amount ($754,000 after-tax).
(4) Wintrust declared its first semi-annual dividend payment in January 2000. Dividend data reflected for the interim periods reflect semi-annual, not quarterly, dividends.
(5)      Certain financial ratios for interim periods have been annualized.
(6) Non-interest expense less non-interest income divided by average total assets.

                                  RISK FACTORS

         In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the caption "Caution About Forward-Looking Statements" on page 16, you should consider the following risk factors carefully in deciding whether to vote for the adoption of the merger agreement.

THERE IS FLUCTUATION IN THE TRADING MARKET OF WINTRUST'S COMMON STOCK AND THE MARKET PRICE OF THE COMMON STOCK YOU WILL RECEIVE IN THE MERGER IS UNCERTAIN.

         You will receive Wintrust common stock in the merger. The number of shares you receive will depend on the average price of Wintrust common stock prior to the merger. Changes in the market price of Wintrust common stock may result from a variety of factors, including general market and economic conditions, the future financial condition and operating results of Wintrust, changes in Wintrust's business, operations and prospects and regulatory considerations, many of which are beyond Wintrust's control.

         The price of Wintrust common stock at completion of the merger may vary from its price on the date the merger agreement was signed, from its price on the date of this proxy statement/prospectus, from its price on the date of the special meeting and from the average price during the 10-day pricing period used to determine the number of shares you are to receive. You will not be entitled to receive additional cash or shares in the merger if the price of Wintrust common stock on the closing date of the merger is less than the average price during the pricing period. Because the merger will be completed after the date of the special meeting, at the time of the special meeting you will not know what the market value of the Wintrust common stock you will receive after the merger will be. See "Description of the merger agreement -- Consideration to be received in the merger."

         Wintrust's common stock is traded on the Nasdaq National Market under the symbol "WTFC". The maintenance of an active public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is beyond Wintrust's control or the control of any market maker. In addition to the shares of Wintrust common stock to be issued in the merger, Wintrust also has shares of common stock covered by resale registration statements and estimates that there are currently approximately 665,000 of those shares outstanding that have not yet been resold. These remaining shares may be freely sold from time to time in the market. The market price of Wintrust's common stock could drop significantly if shareholders sell or are perceived by the market as intending to sell large blocks of its shares. Additionally, in September 2003, Wintrust completed the sale of 1,377,108 shares of its common stock in an underwritten public offering at a public offering price of $35.80 per share and, on October 1, 2003, Wintrust completed its acquisition of Advantage National Bancorp, Inc. In connection with that acquisition, Wintrust will issue a total of approximately 670,900 shares of its common stock.

VILLAGE'S STOCKHOLDERS WILL NOT CONTROL WINTRUST'S FUTURE OPERATIONS.

         Together, Village's stockholders own 100% of Village and have absolute power to approve or reject any matters requiring stockholder approval under Delaware law and Village's certificate of incorporation and by-laws. After the merger, Village stockholders will become owners of less than 2% of the outstanding shares of Wintrust common stock. Even if all former Village stockholders voted together on all matters presented to Wintrust shareholders from time to time, the former Village stockholders most likely would not have a significant impact on the approval or rejection of future Wintrust proposals submitted to a shareholder vote.

DE NOVO OPERATIONS AND BRANCH OPENINGS IMPACT WINTRUST'S PROFITABILITY.

         Wintrust's financial results have been and will continue to be impacted by its strategy of de novo bank formations and branch openings. Wintrust has employed this strategy to build an infrastructure that management believes can support additional internal growth in its banks' respective markets. Wintrust expects to open its eighth de novo bank in late 2003, and expects to undertake additional de novo bank formations or branch openings as it expands into additional communities in and around Chicago. In addition, Wintrust's recent and pending acquisitions involve relatively recently formed de novo banks. Based on Wintrust's experience, its management believes that it generally takes from 13 to 24 months for new banks to first achieve operational profitability, depending on the number of branch facilities opened, the impact of organizational and overhead expenses, the start-up phase of generating deposits and the time lag typically involved in redeploying deposits into attractively priced loans and other higher yielding earning assets. However, it may take longer than expected or than the amount of time Wintrust has historically experienced for new banks and/or branch facilities to reach profitability, and there can be no guarantee that these new banks or branches will ever be profitable. To the extent Wintrust undertakes additional de novo bank, branch and business formations, its level of reported net income, return on average equity and return on average assets will be impacted by start-up costs associated with such operations, and it is likely to continue to experience the effects of higher expenses relative to operating income from the new operations. These expenses may be higher than Wintrust expected or than its experience has shown.

WINTRUST'S ALLOWANCE FOR LOAN LOSSES MAY PROVE TO BE INSUFFICIENT TO ABSORB LOSSES THAT MAY OCCUR IN ITS LOAN PORTFOLIO.

         Wintrust's allowance for loan losses is established in consultation with management of its operating subsidiaries and is maintained at a level considered adequate by management to absorb loan losses that are inherent in the portfolios. At September 30, 2003, Wintrust's allowance for loan losses was 160.33% of total nonperforming loans and 0.77% of total loans. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond its control, and such losses may exceed current estimates. Rapidly growing and de novo bank loan portfolios are, by their nature, unseasoned. As a result, estimating loan loss allowances for Wintrust's newer banks is more difficult, and therefore the banks may be more susceptible to changes in estimates, and to losses exceeding estimates, than banks with more seasoned loan portfolios. Although management believes that the allowance for loan losses is adequate to absorb losses that may develop in Wintrust's existing portfolios of loans and leases, there can be no assurance that the allowance will prove sufficient to cover actual loan or lease losses in the future.

WINTRUST'S PREMIUM FINANCE BUSINESS INVOLVES UNIQUE OPERATIONAL RISKS AND COULD EXPOSE IT TO SIGNIFICANT LOSSES.

         Of Wintrust's total loans at September 30, 2003, 23%, or $678.3 million, were comprised of commercial insurance premium finance receivables that it generates through First Insurance Funding Corporation. These loans, intended to enhance the average yield of earning assets of its banks, involve a different, and possibly higher, level of risk of delinquency or collection than generally associated with loan portfolios of more traditional community banks. First Insurance also faces unique operational and internal control challenges due to the relatively rapid turnover of the premium finance loan portfolio and high volume of new loan originations. The average term to maturity of these loans is less than 12 months, and the average loan size when originated is approximately $30,000.

         Because Wintrust conducts lending in this segment primarily through relationships with a large number of unaffiliated insurance agents and because the borrowers are located nationwide, risk management and general supervisory oversight may be more difficult than in its banks. Wintrust may also be more susceptible to third party fraud. Acts of fraud are difficult to detect and deter, and Wintrust cannot assure investors that its risk management procedures and controls will prevent losses from fraudulent activity. For example, in the third quarter of 2000, Wintrust recorded a non-recurring after-tax charge of $2.6 million in connection with a series of fraudulent loan transactions perpetrated against First Insurance by one independent insurance agency located in Florida. Although Wintrust has since enhanced its internal controls system at First Insurance, it may continue to be exposed to the risk of significant loss in its premium finance business.

         Due to continued growth in origination volume of premium finance receivables, since the second quarter of 1999, Wintrust has been selling some of the loans First Insurance originates to an unrelated third party. Wintrust has recognized gains on the sales of the receivables, and the proceeds of sales have provided it with additional liquidity. Consistent with its strategy to be asset driven, Wintrust expects to pursue similar sales of premium finance receivables in the future; however, it cannot assure you that there will continue to be a market for the sale of these loans and the extent of Wintrust's future sales of these loans will depend on the level of new volume growth in relation to its capacity to retain the loans within its subsidiary banks' loan portfolios. Because Wintrust has a recourse obligation to the purchaser of premium finance loans that it sells, it could incur losses in connection with the loans sold if collections on the underlying loans prove to be insufficient to repay to the purchaser the principal amount of the loans sold plus interest at the negotiated buy-rate and if the collection shortfall on the loans sold exceeds Wintrust's estimate of losses at the time of sale.

WINTRUST MAY BE ADVERSELY AFFECTED BY INTEREST RATE CHANGES.

         Wintrust's interest income and interest expense are affected by general economic conditions and by the policies of regulatory authorities, including the monetary policies of the Federal Reserve. Changes in interest rates may influence the growth rate of loans and deposits, the quality of the loan portfolio and loan and deposit pricing. While Wintrust has taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that such measures will be effective in avoiding undue interest rate risk. For example, due to historically low prevailing interest rates, beginning in late 2001, Wintrust moved to an asset liability position intended to benefit it in a rising rate scenario. As interest rates declined further over the last 18 months, Wintrust has suffered compression in its net interest margin as a result of this strategy. However, the significant decline in interest rates to historic lows has also led to significant increases in mortgage loan origination volume since 2001. Wintrust recorded fees on mortgage loans sold of $12.3 million in 2002, compared to $7.8 million in 2001. During the first nine months of 2003, Wintrust recorded fees on mortgage loans sold of $13.7 million. This source of non-interest income is likely to decline in periods of rising interest rates.

         The success of Wintrust's covered call option program, which Wintrust has used in effect to hedge its interest rate risk, may also be affected by changes in interest rates. With the decline in interest rates over the last two years to historically low levels, Wintrust has been able to augment the total return of its investment securities portfolio by selling call options on fixed-income securities it owns. Wintrust recorded fee income of $6.0 million during 2002 compared to $4.3 million in 2001, from premiums earned on these covered call option transactions. During the first nine months of 2003, Wintrust recorded fee income of $6.1 million on these transactions. In a rising interest rate environment, particularly if the yield curve remains steep, the amount of premium income Wintrust earns on these transactions will likely decline. In addition, Wintrust has decreased its covered call option activity as rates have increased recently. Wintrust's opportunities to sell covered call options may be limited in the future if rates continue to rise.

WINTRUST'S SHAREHOLDER RIGHTS PLAN AND PROVISIONS IN ITS ARTICLES OF INCORPORATION AND BY-LAWS MAY DELAY OR PREVENT AN ACQUISITION OF WINTRUST BY A THIRD PARTY.

         Wintrust's board of directors has implemented a shareholder rights plan. The rights, which are attached to Wintrust's shares and trade together with its common stock, have certain anti-takeover effects. The plan may discourage or make it more difficult for another party to complete a merger or tender offer for Wintrust's shares without negotiating with Wintrust's board of directors or to launch a proxy contest or to acquire control of a larger block of Wintrust's shares. If triggered, the rights will cause substantial dilution to a person or group that attempts to acquire Wintrust without approval of its board of directors, and under certain circumstances, the rights beneficially owned by the person or group may become void. The plan also may have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers whether or not such transactions are favored by Wintrust's incumbent directors and key management. In addition, Wintrust's executive officers may be more likely to retain their positions with the company as a result of the plan, even if their removal would be beneficial to shareholders generally.

         Wintrust's articles of incorporation and by-laws contain provisions, including a staggered board provision, that make it more difficult for a third party to gain control or acquire Wintrust without the consent of its board of directors. These provisions also could discourage proxy contests and may make it more difficult for dissident shareholders to elect representatives as directors and take other corporate actions.

         These provisions of Wintrust's governing documents may have the effect of delaying, deferring or preventing a transaction or a change in control that might be in the best interest of Wintrust's shareholders.

                    CAUTION ABOUT FORWARD-LOOKING STATEMENTS

         Certain statements contained in this document, including information incorporated into this document by reference, that are not historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Securities Exchange Act, and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The sections of this document which contain forward-looking statements include, but are not limited to, "Questions and answers about the merger," "Summary," "Risk Factors," "Description of the merger--Background of the merger," "Description of the merger--Wintrust's reasons for the merger," and "Description of the merger--Village's reasons for the merger and recommendation of the board of directors." You can identify these statements from our use of the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," "target" and similar expressions. These forward-looking statements include statements relating to:

         o        Wintrust's goals, intentions and expectations;

         o        Wintrust's business plans and growth strategies; and

         o        estimates of Wintrust's risks and future costs and benefits.


These forward-looking statements are subject to significant risks, assumptions and uncertainties, and could be affected by many factors including, among other things, the risks and other factors set forth in the "Risk Factors" section beginning on page 13 as well as changes in economic conditions, competition, or other factors that may influence the anticipated growth rate of loans and deposits, slower than anticipated development and growth of Tricom and the trust and investment business, unanticipated changes in the temporary staffing industry, the ability to adapt successfully to technological changes to compete effectively in the marketplace, competition and the related pricing of brokerage and asset management products, and Wintrust's ability to pursue acquisitions and expansion.

         Because of these and other uncertainties, Wintrust's actual results, performance or achievements, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, Wintrust's past results of operations do not necessarily indicate Wintrust's future results. You should not place undue reliance on any forward-looking statements, which speak only as of the dates on which they were made. Wintrust is not undertaking an obligation to update these forward-looking statements, even though its situation may change in the future, except as required under federal securities law. Wintrust qualifies all of its forward-looking statements by these cautionary statements.


         Further information on other factors which could affect the financial results of Wintrust before and after the merger is included in Wintrust's filings with the SEC, incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information" on page 42.

                     SPECIAL MEETING OF VILLAGE STOCKHOLDERS

DATE, PLACE, TIME AND PURPOSE


         Wintrust's and Village's boards of directors are sending you this proxy statement/prospectus and proxy form to use at the special meeting. At the special meeting, the Village board of directors will ask you to vote on a proposal to approve the merger. Village and Wintrust will share equally the costs associated with the solicitation of proxies for the special meeting. The special meeting will be held at Village Bank and Trust--Arlington Heights, 311 South Arlington Heights Road, Arlington Heights, Illinois, on December 4, 2003 at 5:00 p.m., Chicago time.

RECORD DATE, VOTING RIGHTS, QUORUM AND REQUIRED VOTE


         Village has set the close of business on November 4, 2003, as the record date for determining the holders of Village common stock entitled to notice of and to vote at the special meeting. Only Village stockholders at the close of business on the record date are entitled to notice of and to vote at the special meeting. As of the record date, there were 1,202,054 shares of Village common stock outstanding and entitled to vote at the special meeting. There must be at least a majority of Village's outstanding shares present in person or by proxy at the special meeting in order for the vote on the merger to occur.

         Approval of the merger agreement will require the affirmative vote of at least two-thirds of Village's outstanding shares. Certain stockholders of Village, whose aggregate ownership represents approximately 51% of the outstanding shares of Village, have committed to vote their shares in favor of the merger. Wintrust holds no shares of Village common stock. See "Description of the merger--Voting agreement" on page 27 for a description of the provisions of the voting agreement.

         Abstentions from voting will have the same effect as voting against the merger agreement.

VOTING AND REVOCABILITY OF PROXIES

         You may vote in person at the special meeting or by proxy. To ensure your representation at the special meeting, we recommend you vote by proxy even if you plan to attend the special meeting. You can always change your vote at the special meeting.

         Voting instructions are included on your proxy form. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the approval of the merger. If you are the record holder of your shares and submit your proxy without specifying a voting instruction, your shares will be voted "FOR" approval of the merger agreement.

         You may revoke your proxy before it is voted by:

         o filing with the secretary of Village a duly executed revocation of proxy;

         o        submitting a new proxy with a later date; or

         o        voting in person at the special meeting.

         Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to:
Village Bancorp, Inc., 311 South Arlington Heights Road, Arlington Heights, Illinois, 60005, Attention: President.

APPRAISAL RIGHTS

         Pursuant to Section 262 of the Delaware General Corporation Law, any Village stockholder may dissent from the merger and elect to have the fair value of his or her shares judicially determined and paid in cash, but only if the stockholder complies with the provisions of Section 262.

         The following is a brief summary of the statutory procedures that must be followed by you in order to perfect your appraisal rights under Delaware law. THIS SUMMARY IS NOT INTENDED TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, A COPY OF WHICH IS ATTACHED AS APPENDIX B TO THIS DOCUMENT.

         To dissent from the merger and demand appraisal, you must satisfy the following conditions:

         o deliver a written demand for appraisal of your shares to Village before the vote on the adoption of the merger agreement at the special meeting;

         o not vote in favor of the merger agreement (the return of a signed proxy which does not specify a vote against the merger agreement or a direction to abstain, will be voted in favor of the merger agreement and constitute a waiver of your right of appraisal); and

         o continuously hold your Village shares from the date of making the demand through the time the merger is completed.

         If you fail to comply with any of these conditions and the merger becomes effective, you will be entitled to receive only the consideration provided in the merger agreement. Failure to vote on the merger agreement will not constitute a waiver of your appraisal rights. Voting against the merger agreement will not satisfy the requirement of a written demand for appraisal.

         All written demands for appraisal should be addressed to: Village Bancorp, Inc., 311 South Arlington Heights Road, Arlington Heights, Illinois, 60005, Attention: President. The demands must be received before the vote concerning the merger agreement at the special meeting occurs, and should be executed by, or on behalf of, the holder of record. If Village shares are owned of record in a fiduciary capacity, as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in that capacity. If Village shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker or trustee, who holds Village shares as a nominee for others may exercise his or her rights of appraisal with respect to the shares held for one or more beneficial owners, while not exercising such right for other beneficial owners. In that case, the written demand should set forth the number of shares as to which the record owner dissents. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares of Village shares in the name of that record owner.

         Within 10 days after the merger, Wintrust must give written notice that the merger has become effective to each holder of Village shares who filed a written demand for appraisal and who did not vote in favor of the merger agreement. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from Wintrust the appraisal of his or her Village shares. Within 120 days after the completion of the merger, either Wintrust, or any Village stockholder who has complied with
Section 262, may file a petition in the Delaware Court of Chancery demanding a determination of the value of the Village shares held by all stockholders entitled to appraisal of their shares. Wintrust does not presently intend to file such a petition. Because Wintrust has no obligation to file such a petition, the failure of a stockholder to do so within the period specified could nullify the stockholder's previous written demand for appraisal.

         If a petition for appraisal is duly filed by a stockholder and a copy is delivered to Wintrust, Wintrust will then be obligated within 20 days of receipt of the copy to provide the Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreement as to the value of their shares has not been reached. After notice to these stockholders, the Court of Chancery is empowered to conduct a hearing to determine which stockholders are entitled to appraisal rights.

         The Court of Chancery will then appraise the Village shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger. When the value is determined, the Court will direct the payment by Wintrust of this value, with interest thereon, simple or compound, if the Court so determines, to the stockholders entitled to receive this money.

         Stockholders of Village who are considering seeking an appraisal should bear in mind that the fair value of their Village shares as determined under
Section 262 could be more than, the same as or less than the merger consideration they are to receive pursuant to the merger agreement if they do not seek appraisal of their shares.

         Costs of the appraisal proceeding may be assessed against the stockholder by the court as the court deems equitable in the circumstances.

         FAILURE TO COMPLY STRICTLY WITH THESE PROCEDURES WILL CAUSE YOU TO LOSE YOUR APPRAISAL RIGHTS. CONSEQUENTLY, IF YOU DESIRE TO EXERCISE YOUR APPRAISAL RIGHTS YOU ARE URGED TO CONSULT A LEGAL ADVISOR BEFORE ATTEMPTING TO EXERCISE THESE RIGHTS.

                            DESCRIPTION OF THE MERGER

         The following information describes certain aspects of the merger. The merger agreement, which you should read carefully, is attached as Annex A to this proxy statement/prospectus.

GENERAL

         When the merger is consummated, WTFC Merger Co., a wholly-owned subsidiary of Wintrust, will merge with and into Village. Village will survive the merger and will become a wholly-owned subsidiary of Wintrust. At the effective time of the merger, holders of Village common stock will exchange their shares for shares of Wintrust common stock. Each share of Village common stock will be exchanged for a number of Wintrust shares equal to an "exchange ratio" which cannot be determined until two trading days before completion of the merger. See "Description of the merger agreement--Consideration to be received in the merger" for a detailed description of the method for determining the exchange ratio.

         Only whole shares of Wintrust common stock will be issued in the merger. As a result, cash will be paid instead of any fractional shares. Shares of Village common stock held by Village stockholders who elect to exercise their appraisal rights will not be converted into Wintrust common stock.

THE COMPANIES

         Business of Wintrust

         Wintrust Financial Corporation, an Illinois corporation, is a financial holding company headquartered in Lake Forest, Illinois. Wintrust operates eight community banks, primarily in affluent suburbs of Chicago, which provide community-oriented, personal and commercial banking services primarily to individuals and small to mid-size businesses through 34 banking facilities. The banks include Advantage National Bank, which Wintrust recently acquired in connection with its acquisition of Advantage's National Bancorp, Inc. This transaction, which was announced on July 2, 2003, was completed on October 1, 2003. Wintrust also provides wealth management services through its trust company, investment adviser and broker-dealer subsidiaries to customers, primarily in the Midwest, as well as to customers of its banks. In addition, Wintrust is involved in specialty lending through a number of operating subsidiaries or divisions of certain of its banks. Its specialty lending niches include one of the five largest, based on management's estimates, commercial insurance premium finance companies in the United States; a company which provides accounts receivable financing and administrative services to the temporary staffing industry; and an indirect auto lending business which purchases loans through Chicago-area automobile dealerships. As of September 30, 2003, Wintrust had consolidated total assets of $4.3 billion, deposits of $3.5 billion and shareholders' equity of $299.9 million.

         Financial and other information relating to Wintrust, including information relating to Wintrust's current directors and executive officers, is set forth in Wintrust's 2002 Annual Report on Form 10-K, Wintrust's Proxy Statement for its 2003 Annual Meeting of Shareholders filed with the SEC on April 29, 2003, Wintrust's 2003 Quarterly Reports on Form 10-Q and Wintrust's Current Reports on Form 8-K filed during 2003, which are incorporated by reference to this proxy statement/prospectus and copies of which may be obtained from Wintrust as indicated under "Where You Can Find More Information" on page
42. See "Incorporation of Certain Information by Reference" on page 42.

         Business of Village

         Village Bancorp, Inc., a Delaware corporation, is a bank holding company headquartered in Arlington Heights, Illinois. Its primary business is operating its bank subsidiary, Village Bank and Trust--Arlington Heights, an Illinois chartered bank with offices in Arlington Heights and Prospect Heights, Illinois. As of September 30, 2003, Village had consolidated total assets of $79.7 million, deposits of $71.7 million and stockholders' equity of $4.7 million.

BACKGROUND OF THE MERGER

         During 2002, as competition continued to increase in the Arlington Heights area and surrounding markets that Village Bank serves, although the bank's growth and profitability had improved significantly since 2001, Village's board of directors and management began to evaluate strategic alternatives, including the possible sale of the company. Village's initial strategy to grow through de novo bank formations had not resulted in the growth and profitability, nor had it increased stockholder value, to the extent and in the timeframe, that Village's board of directors had originally anticipated when the company was started in 1995. In reconsidering its strategic alternatives, the Village board of directors was focused on providing a positive return on Village stockholders' initial investments, the potential for future appreciation, as well as an "exit strategy" to provide liquidity for stockholders.

         In 2002, several local banking groups expressed possible interest in acquiring Village Bank. Management pursued discussions with these interested parties over a period of time and, during the fourth quarter of 2002, received informal indications of interest from four local banking organizations for the acquisition of Village Bancorp. The four interested parties ranged in asset size and structure from Wintrust, a publicly held multi-bank holding company with total assets in excess of $4 billion, to a privately held one bank holding company with assets of approximately $140 million. These initial indications of interest included proposed acquisition prices ranging from $6.5 million to $8.4 million, or approximately 1.46 times to 1.89 times Village's 2002 year-end book value. The merger proposals included a variety of structures, including an all cash transaction, part cash and part stock transactions, as well as all stock proposals.

         The four informal indications of interest presented were reviewed at a December 2002 board meeting, and Village's board of directors concluded that the proposed acquisition prices were not sufficient. The board further concluded that the stock consideration proposed by the privately held company was not attractive because it would provide little investment liquidity to Village's stockholders in the near future. Thomas Roth, Village's Chairman, communicated the board's decision to the four organizations and offered them the opportunity to present enhanced offers.

         Discussions continued with the four potential bidders during the first quarter of 2003. During the second quarter of 2003, two of the original four bidders presented revised preliminary non-binding proposals, including Wintrust and a privately held, multi-bank holding company (the "Other Bidder").

         Wintrust's revised merger proposal offered an acquisition price payable either in part cash, part stock, consisting of approximately 22% cash, 78% stock, or in 100% stock, in each case with a floating exchange ratio. Both alternatives were intended to be tax-free to the extent of the stock received. The proposal received from the Other Bidder provided for a relatively comparable purchase price, to be comprised of approximately 47% cash and 53% stock, with the cash consideration to be allocated to "smaller" stockholders. Both of these merger proposals anticipated maintaining Village Bank as a separate bank with its existing board of directors and management. Each of these proposals was conditioned on the completion of a comprehensive due diligence investigation.

         A special meeting of Village's board of directors was held on May 13, 2003 to consider both offers. Because the board viewed the difference in the two proposed acquisition prices as not substantial, in evaluating the proposals, the board focused primarily on its analysis of the investment prospects of the stock consideration offered. Among other things, the board considered the perceived advantages of Wintrust common stock as a publicly traded security, including greater liquidity and readily ascertainable market value, compared to the relative illiquidity of an investment in a privately held organization such as the Other Bidder. Management of the Other Bidder stated that it was their intention to bring the company public at some point in the future; however, no time frame was indicated. The Village board also reviewed the historical financial performance and results of Wintrust and the Other Bidder, the historical trading prices of Wintrust common stock and published investment research regarding Wintrust, and considered the outlook for future appreciation in the value of an investment in each company.

         The board also considered the community banking philosophy of Wintrust and the Other Bidder and evaluated their potential ability to support future growth of Village Bank. Village's board of directors felt that Wintrust's size, capital structure and diversity of its subsidiary organizations would enable it to offer additional support to Village Bank to further its strategic growth plans, better serve its customers and compete more effectively in its marketplace.

Village's board believed that Wintrust has the ability to provide not only capital support but also to provide services and products not currently offered by Village Bank, such as trust services and investment products.

         At the May 13, 2003 meeting, Village's board of directors concluded that it was in the best interests of Village's stockholders to pursue discussions with Wintrust, and approved the signing of a confidentiality agreement between Wintrust and Village in order to commence the due diligence process and proceed with the merger negotiations. A confidentiality agreement was executed on May 13, 2003.

         Village's board of directors also approved the engagement of the law firm of Vedder, Price, Kaufman and Kammholz, P.C. to represent Village in the merger negotiation process. Before selecting Vedder Price as merger counsel, Village's board of directors considered and consented to the ongoing role of Vedder Price as legal counsel to Wintrust on various matters other than the negotiation of the merger agreement. Wintrust retained the law firm of Schiff, Hardin & Waite to represent it in the proposed merger transaction. Thereafter, the parties commenced due diligence and Wintrust prepared a draft of the proposed merger agreement.

         Negotiations and further drafting proceeded during June 2003, and Village selected the alternative of an all-stock transaction. The Village board concluded that an all-stock transaction was desirable because it offered stockholders both the opportunity for liquidity and the opportunity for continued investment with potential future appreciation.

         Village's board of directors met on July 2, 2003 with representatives of Vedder Price in attendance to review the proposed merger agreement. The then current draft of the merger agreement had been sent to the board prior to the meeting. At the meeting, Vedder Price advised the board with respect to its fiduciary duties under Delaware law and reviewed the principal features of the proposed merger transaction with the board. Among other things, the board discussed the proposed terms of the "collar" on the Wintrust stock price to be used to value the Wintrust stock for purposes of the exchange ratio, the termination fee provision sought by Wintrust, as well as the possibility of retaining a financial adviser who would issue a fairness opinion to the Village stockholders.

         On July 3, 2003, Village and Wintrust management, along with their respective legal advisors, met to negotiate the merger agreement and discussions continued through late July, including ongoing negotiations regarding price. In the course of these negotiations, management of Village considered the comparable terms of Wintrust's pending agreement to acquire another suburban Chicago financial institution which Wintrust had announced on July 2, 2003.

         Village's board of directors held a special meeting on July 30, 2003. The board was again joined by legal counsel from Vedder Price to review and discuss the status and pending issues of the proposed merger agreement. The board was updated on the proposed pricing terms which were intended to result in per share consideration of $8.36, or approximately two times the book value of Village common stock, assuming the value of Wintrust common stock was within the range of $25.00 - $35.00 per share and assuming none of the Village warrants were exercised. At the meeting the board was also advised of the pending negotiations with Thomas Roth and Elizabeth Chartier, both officers of Village, concerning their proposed employment contracts with Village Bank to be executed at the closing of the proposed merger.

         Village's board of directors held another special meeting on August 5, 2003, and approved the merger agreement as presented. Prior to this vote, the published third party investment research on Wintrust was again reviewed. Also reviewed were the final terms of the proposed employment contracts for Mr. Roth and Ms. Chartier. Absent from the meeting were Kevin Hitzman and Kurt Heerwagen, both directors of Village. However, Village's entire board of directors executed a unanimous written consent for adoption of the merger agreement on September 17, 2003. The merger agreement was executed on August 7, 2003, and Wintrust and Village issued a joint press release that day announcing the proposed merger.

WINTRUST'S REASONS FOR THE MERGER

         Wintrust's board of directors believes that the merger is in the best interests of Wintrust and its shareholders. In deciding to approve the merger, Wintrust's board of directors considered a number of factors, including:

         o management's view that the acquisition of Village provides an attractive opportunity to expand into new communities within the northwest Chicago metropolitan area to augment Wintrust's recent acquisition of Advantage National Bancorp, Inc.;

         o Village's community banking orientation and its compatibility with Wintrust and its subsidiaries;

         o a review of the demographic, economic and financial characteristics of the markets in which Village operates, including existing and potential competition and history of the market areas with respect to financial institutions;

         o management's review of the business, operations, earnings, and financial condition, including capital levels and asset quality, of Village Bank since its de novo formation in 1995; and

         o the likelihood of regulators approving the merger without undue conditions or delay.

         While Wintrust's board of directors considered these and other factors, the board of directors did not assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. Wintrust's board of directors collectively made its determination with respect to the merger based on the conclusion reached by its members, based on the factors that each of them considered appropriate, that the merger is in the best interests of Wintrust's shareholders. The terms of the merger were the result of arm's-length negotiations between representatives of Wintrust and representatives of Village.

VILLAGE'S REASONS FOR THE MERGER AND RECOMMENDATION OF THE BOARD OF DIRECTORS

         The Village board of directors believes that the merger is in the best interest of Village and its stockholders. Accordingly, the Village board of directors has unanimously approved the merger agreement and unanimously recommends that its stockholders vote "FOR" the approval of the merger agreement and the transactions it contemplates.

         In approving the merger agreement and the transactions it contemplates, Village's board consulted with Village's management and considered numerous factors, including the following:

         o information with respect to the businesses, earnings, operations, financial condition, management, prospects, capital levels and asset quality of both Village and Wintrust;

         o the fact that Wintrust, as a publicly traded and larger and more diverse corporation, possesses greater access to capital and managerial resources than Village;

         o the relationship of the merger consideration to the historical prices of Village's common stock, including the fact that the merger consideration represents a premium of two times the book value of Village's common stock prior to execution of the merger agreement;

         o its belief that the market value of Wintrust's common stock prior to the execution of the merger agreement offered favorable prospects for future appreciation which exceeded what they projected Village could achieve independently;

         o the fact that Wintrust is publicly held and the merger would provide Village stockholders, whose investments currently are in a privately held company, greater liquidity since Wintrust's stock is publicly traded on the Nasdaq National Market;

         o a review of available research reports of third-party investment analysts who cover Wintrust;

         o its belief that the wide range of products which Village Bank will be able to offer to its customers after the merger will increase customer loyalty, lead to cross-selling opportunities and generally enhance Village Bank's competitive position in the community in which it operates;

         o the effect of the proposed merger on the customers and employees of Village Bank and the community in which it operates; and

         o Wintrust's long-term growth strategy in the Chicago metropolitan area.

         The above discussion of the information and factors considered by Village's board of directors is not intended to be exhaustive, but includes all material factors considered by the board in arriving at its determination to approve, and to recommend that the Village stockholders vote to approve, the merger agreement and related transactions. The Village board of directors did not assign any relative or specific weights to the above factors, and individual directors may have given differing weights to different factors. The Village board of directors unanimously recommends that Village's stockholders vote to approve the merger agreement and the related transactions.

ACCOUNTING TREATMENT

         Wintrust will account for the merger under the "purchase" method of accounting in accordance with accounting principles generally accepted in the United States. Using the purchase method of accounting, the assets and liabilities of Village will be recorded by Wintrust at their respective fair values at the time of the completion of the merger. The excess of Wintrust's purchase price over the net fair value of the assets acquired and liabilities assumed will then be allocated to identified intangible assets, with any remaining unallocated cost recorded as goodwill.

TAX CONSEQUENCES OF THE MERGER

         General. The following discussion addresses the material United States federal income tax consequences of the merger that are generally applicable to Village stockholders. It does not address the tax consequences of the merger under foreign, state, or local tax laws or the tax consequences of transactions completed before or after the merger. Also, the following discussion does not deal with all federal income tax considerations that may be relevant to certain Village stockholders in light of their particular circumstances, such as stockholders who:

         o        are dealers in securities;

         o        are insurance companies or tax-exempt organizations;

         o        are subject to alternative minimum tax;

         o hold their shares as part of a hedge, straddle, or other risk reduction transaction; or

         o        are foreign persons.

         YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO YOU BASED ON YOUR OWN CIRCUMSTANCES, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES.

         The following discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, applicable Treasury Regulations, judicial decisions, and administrative rulings and practice, all as of the date of this document and all of which are subject to change. Any change could be applied to transactions that were completed before the change, and could affect the accuracy of the statements and conclusions in this discussion and the tax consequences of the merger to Wintrust, Village and the Village stockholders.

         Tax Opinion of Vedder, Price, Kaufman & Kammholz, P.C. Neither Wintrust nor Village has requested, nor will they request, a ruling from the Internal Revenue Service with regard to the federal tax consequences of the merger. Instead, as a condition to the closing of the merger, Vedder Price, legal counsel to Village, will render its opinion to Village, subject to customary representations and assumptions referred to in the opinion, substantially to the effect that:

         o the merger will constitute a reorganization within the meaning of Section 368(a) of the Code and Village and Wintrust will each be a "party to a reorganization" within the meaning of
                  Section 368(b) of the Code;

         o no gain or loss will be recognized by Village as a result of the transactions contemplated in the merger;

         o no gain or loss will be recognized by Village stockholders upon the receipt of Wintrust common stock in exchange for Village common stock, except with respect to cash received for a fractional share of Wintrust common stock;

         o the basis of the Wintrust common stock received by Village stockholders in the merger will be the same as the basis of the Village common stock surrendered, decreased by the amount of any cash received and increased by the amount of any gain recognized in the exchange; and

         o the holding period of the Wintrust common stock received by Village stockholders will include the holding period of the Village common stock surrendered, provided that the Village common stock was held as a capital asset in the hands of the Village stockholders on the date of the exchange.

         Vedder Price's opinion will be based upon the assumption that the merger will take place in the manner described in the merger agreement and will also assume the truth and accuracy of certain factual representations that have been made by Wintrust and Village and which are customarily given in transactions of this nature. Vedder Price's opinion is not binding on the Internal Revenue Service or the courts and there can be no assurance that the Internal Revenue Service will not take a contrary position to one or more positions reflected herein or that the opinion will be upheld by the courts if challenged by the Internal Revenue Service.

         Withholding. Cash payments in respect of a fractional share of Wintrust common stock may be subject to the information reporting requirements of the Internal Revenue Service and to backup withholding at the current rate of 28%. Backup withholding will not apply to a payment made to you if you complete and sign the substitute Form W-9 that will be included as part of the transmittal letter and notice from Wintrust's exchange agent, or you otherwise prove to Wintrust and its exchange agent that you are exempt from backup withholding.

         Backup withholding is not an additional tax, but an advance payment. Any amount withheld from the payment of the merger consideration may be credited against the United States federal income tax liability of the beneficial owner subject to the withholding and may be refunded to the extent it results in an overpayment of tax. You should consult with your tax advisor as to your qualification for exemption from backup withholding and the procedures for obtaining this exemption.

         Reporting and Record Keeping. If you exchange shares of Village common stock in the merger for Wintrust common stock, you are required to retain records of the transaction, and to attach to your federal income tax return for the year of the merger a statement setting forth all relevant facts with respect to the nonrecognition of gain or loss upon the exchange. At a minimum, the statement must include:

         o        your tax basis in the Village common stock surrendered; and

         o the amount of cash (if any) received and the fair market value, as of the effective date of the merger, of the Wintrust common stock received in exchange therefor.

         THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF ALL POTENTIAL TAX CONSEQUENCES OF THE MERGER THAT MAY BE RELEVANT TO A PARTICULAR VILLAGE STOCKHOLDER. YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU AS A RESULT OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

REGULATORY APPROVALS

         The merger of Wintrust and Village is subject to prior approval of each of the Federal Reserve and the IOBRE. Wintrust submitted an application to the Federal Reserve Bank of Chicago seeking the necessary approval, which was approved on October 16, 2003. Wintrust also filed the required notice with the IOBRE on September 15, 2003. The IOBRE is required to render a decision on the IOBRE notice within 60 days of the filing.

         The merger may not be consummated until 15 days after receipt of Federal Reserve approval, during which time the United States Department of Justice may challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve's approval, unless a court specifically orders otherwise.

         The merger cannot proceed without obtaining all requisite regulatory approvals. Wintrust has agreed to take all appropriate actions necessary to obtain the required approvals.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         As of November 4, 2003, Village's and Village Bank's directors and officers beneficially owned, in the aggregate, 618,725 shares of Village's common stock, representing approximately 51% of Village's outstanding shares of common stock. This amount includes 75,000 shares that Village's Chairman and President, Thomas H. Roth, acquired after the date of the merger agreement upon exercise of previously outstanding warrants. Under the terms of the merger agreement, had he not exercised them, Mr. Roth would have been entitled to receive cash consideration for any of these warrants that remained unexercised at closing in an amount equal to the number of unexercised warrants multiplied by the difference between (a) the per share value of the Village shares as determined under the merger agreement and (b) $7.50. Mr. Roth also holds warrants to purchase 75,000 shares at an exercise price of $8.33 per share that are not expected to be exercised. The merger agreement provides that unexercised warrants with an exercise price of $8.33 will be cancelled for no cash consideration prior to the completion of the merger.

         Village owes Mr. Roth amounts that have not yet been paid to him for services rendered to Village and Village Bank, including Mr. Roth's prior assumption of certain obligations of Village Bank as well as his role in connection with the merger. The remaining unpaid amount is $230,000. Under the merger agreement, Wintrust is obligated to make a capital contribution in the amount of $300,000 to Village at the effective time. This is intended to provide Village sufficient cash to pay these amounts to Mr. Roth at closing.

         Employment Agreements. The merger agreement requires two of Village's executive officers, Thomas H. Roth and Elizabeth A. Chartier, to enter into employment agreements with Wintrust and Village. The term of both agreements will commence on the closing date of the merger.

         The term of Mr. Roth's employment agreement is one year and the term of Ms. Chartier's employment agreement is three years. Both agreements are subject to automatic renewal for successive one-year terms unless either of the parties to each of the agreements gives notice of its intention not to renew at least 90 days before the expiration of the then current term. Each of the employment agreements contains a non-compete and non-solicitation provision and a confidentiality provision. Each of the non-compete and non-solicitation provisions will remain in effect for one year after termination of employment and the confidentiality provisions will survive indefinitely.

         Mr. Roth's agreement provides for an annual base salary of no less than $75,000 during the first year of his employment under the agreement and for an annual base salary of no less than $25,000 if the agreement is renewed in subsequent years. Mr. Roth will also be reimbursed no more than $5,000 on an annual basis for the cost of premiums for term life insurance. Additionally, Mr. Roth is entitled to certain perquisites, including the use of a company car. Ms. Chartier's agreement provides for an initial annual base salary of $96,000 and such increases in annual base salary as may thereafter be agreed upon by the parties. Both Mr. Roth and Ms. Chartier may receive annual discretionary bonuses and salary increases and are entitled to participate in any employee insurance and fringe benefit programs of Wintrust.

         Mr. Roth will be granted options to purchase 22,000 shares of Wintrust common stock in connection with entering into his employment agreement. These options are scheduled to vest ratably on the first, second and third anniversary dates of the grant date.

         Continued Director and Officer Liability Coverage. For a period of five years after the effective time, Wintrust has agreed to indemnify and hold harmless the current and former directors and officers of Village and Village Bank for all actions taken by them prior to the effective time of the merger, to the same extent as Village and Village Bank currently provide for indemnification of their officers and directors. Pursuant to the terms of the merger agreement, Wintrust has agreed to provide to each of the directors and officers of Village and Village Bank, following the effective time, coverage against personal liability for actions taken after the effective time of the merger for a period of five years after the effective time. Wintrust's obligation to provide directors' and officers' liability insurance is conditioned on Village's and Village Bank's insurer maintaining existing coverage after the completion of the merger. If such insurer terminates or declines to continue coverage, Wintrust has agreed to use commercially reasonable efforts to obtain similar coverage. If Wintrust is unable to obtain such similar coverage, Wintrust is obligated to obtain the best coverage available, in its reasonable judgment, for a cost not exceeding a specified maximum dollar amount.

VOTING AGREEMENT

         All directors and officers of Village and Village Bank who own shares of Village common stock have entered into a voting agreement with Wintrust. Under this agreement, these stockholders have each agreed to vote their respective shares of Village common stock:

         o in favor of the merger and the transactions contemplated by the merger agreement;

         o against any action or agreement which would result in a material breach of any term or obligation of Village under the merger agreement; and

         o against any action or agreement which would impede, interfere with or attempt to discourage the transactions contemplated by the merger agreement.

         Furthermore, each of these stockholders has also agreed not to grant any proxies, deposit any shares of Village common stock into a voting trust or enter into any other voting agreement with respect to any shares of Village common stock which they own or solicit, initiate or encourage any inquiries or proposals for a merger or other business combination involving Village. The shares subject to the voting agreement represent approximately 51% of Village's outstanding shares of common stock on the record date. The voting agreement will terminate upon the earlier of the consummation of the merger or termination of the merger agreement in accordance with its terms.

RESTRICTIONS ON RESALE OF WINTRUST COMMON STOCK

         All shares of Wintrust common stock issued to Village's stockholders in connection with the merger will be freely transferable, except that shares received by persons deemed to be "affiliates" of Village under the Securities Act at the time of the special meeting may be resold only in transactions permitted by Rule 145 under the Securities Act or otherwise permitted under the Securities Act. This proxy statement/prospectus does not cover any resales of the shares of Wintrust common stock to be received by Village's stockholders upon completion of the merger, and no person may use this proxy statement/prospectus in connection with any resale. Based on the number of shares of Wintrust common stock anticipated to be received in the merger, it is expected that Rule 145 will not limit the amount of shares that former Village stockholders will be able to sell into the market. Persons who may be deemed affiliates of Village for this purpose generally include directors, executive officers, and the holders of 10% or more of the outstanding shares of Village's common stock.

                       DESCRIPTION OF THE MERGER AGREEMENT

         The following summary of the merger agreement is qualified by reference to the complete text of the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. You should read the merger agreement completely and carefully as it, rather than this description, is the legal document that governs the merger.

TIME OF COMPLETION

         The completion of the merger will take place on the fifth business day after the day on which the last of the conditions to closing set forth in the merger agreement have been fulfilled or waived, or at another time that both parties mutually agree upon. The completion of the merger sometimes is referred to in this proxy statement/prospectus as the closing date. The time at which the merger becomes effective is sometimes referred to in this proxy statement/prospectus as the "effective time."

CONSIDERATION TO BE RECEIVED IN THE MERGER

         If the merger is completed, the shares of Village common stock which you own immediately before the completion of the merger will be converted into a right to receive shares of Wintrust common stock. The number of Wintrust shares that you will receive for each share of Village common stock that you own--a number referred to as the "exchange ratio"--will be determined by dividing the per share value of the Village common stock outstanding at the time of the merger by the average high and low price of Wintrust common stock during a set "pricing period." The pricing period is the 10-day trading period ending two trading days before the merger is completed.

         The per share value of Village common stock used to compute the exchange ratio will be calculated using a formula specified in the merger agreement. Under the formula, the per share value for Village common stock depends on the number of Village shares outstanding and the amount of cash consideration to be paid to warrant holders in exchange for cancellation of their warrants. The per share value is determined by dividing (1) the sum of $9,000,000 less the aggregate amount of cash payable for cancelled warrants by
(2) the number of shares of Village common stock that will be outstanding at the closing date. Since all of the warrants that would have been "cashed out" in the merger if not exercised have now been exercised, no cash consideration will be paid to warrant holders.

         At the time of execution of the merger agreement, Village had outstanding (1) 75,000 warrants with an exercise price of $6.50 per share, (2) 75,000 warrants with an exercise price of $7.50 per share, and (3) 150,000 warrants with an exercise price of $8.33 per share. All of these warrants were issued to current or former officers and directors of Village and Village Bank. Currently, only the warrants with an exercise price of $8.33 per share remain outstanding. While the exercise of warrants to purchase 75,000 shares at $6.50 per share and 75,000 shares at $7.50 per share has resulted in a lower per share value of Village stock under the formula in the merger agreement, to the extent Village does not require funds to satisfy holding company obligations in connection with the merger or to meet its minimum net worth requirements under the merger agreement, Village may declare a special dividend payable to Village stockholders prior to closing out of the proceeds of the warrant exercise. See "Description of the merger agreement--Minimum net worth closing condition" on page 34.

         If holders of warrants with an exercise price of $8.33 exercise their warrants, then the per share price of Village common stock used in determining the exchange ratio will decrease further. Neither Village nor Wintrust anticipate that any of these warrants will be exercised because the warrants would not be "in the money" by a material amount. Under the merger agreement, Village has agreed to cause all of the unexercised warrants with an exercise price of $8.33 to be cancelled prior to closing, and no consideration will be paid in connection with these warrants.

         The merger agreement provides that the average price of Wintrust common stock used to calculate the exchange ratio will not be higher than $35.00 or less than $25.00. When the average price of Wintrust common stock is within that range, there is an inverse relationship between the Wintrust average price and the number of Wintrust shares that you will receive. As the average price of Wintrust common stock approaches $35.00, you would receive a lower number of shares of Wintrust common stock than you would receive when the average price of Wintrust common stock nears $25.00. Based on the number of Village shares currently outstanding, the per share value of the merger consideration that you receive would be $7.49 based on an average price of Wintrust common stock within the range.

         If the average price of Wintrust common stock during the 10-day pricing period is greater than $35.00 per share, then the exchange ratio will be the per share value of Village common stock (as determined under a formula described below) divided by $35.00 for purposes of determining the number of shares of Wintrust common stock to be issued for each share of Village common stock, which means the per share value of the consideration you will receive in the merger will be greater than it is within the range, as illustrated in the table below. If the average price of Wintrust common stock during the 10-day pricing period is less than $25.00 per share, then the exchange ratio will be the per share value of Village common stock divided by $25.00 for purposes of determining the number of shares of Wintrust common stock to be issued for each share of Village common stock, which means the per share value of the consideration you will receive in the merger will be less than it is within the range.

         The following table illustrates the per share value of merger consideration that Village stockholders will receive in the merger based on a range of Wintrust common stock prices.

                                                   PER SHARE VALUE OF
    WINTRUST AVERAGE            EXCHANGE          MERGER CONSIDERATION
      STOCK PRICE               RATIO(1)             AT CLOSING(2)
      -----------                 -----              -------------
         $45.00                  0.2140                  $9.63
          44.00                  0.2140                   9.42
          43.00                  0.2140                   9.20
          42.00                  0.2140                   8.99
          41.00                  0.2140                   8.77
          40.00                  0.2140                   8.56
          39.00                  0.2140                   8.35
          38.00                  0.2140                   8.13
          37.00                  0.2140                   7.92
          36.00                  0.2140                   7.70
          35.00                  0.2140                   7.49
          34.00                  0.2203                   7.49
          33.00                  0.2270                   7.49
          32.00                  0.2341                   7.49
          31.00                  0.2416                   7.49
          30.00                  0.2497                   7.49
          29.00                  0.2583                   7.49
          28.00                  0.2675                   7.49
          27.00                  0.2774                   7.49
          26.00                  0.2881                   7.49
          25.00                  0.2996                   7.49
          24.00                  0.2996                   7.19
          23.00                  0.2996                   6.89
          22.00                  0.2996                   6.59
          21.00                  0.2996                   6.29
          20.00                  0.2996                   5.99

------------------
(1)      Based on the number of Village shares currently outstanding.
(2) Assumes the closing price of Wintrust common stock on the date of the merger is the same as the average price during the pricing period. The actual trading price of Wintrust common stock is subject to market fluctuations, and Village stockholders will not be entitled to receive additional shares in the merger if the trading price of Wintrust common stock on the closing date of the merger is less than the average price during the pricing period.

         Instead of issuing a fractional share of Wintrust common stock in connection with payment of the stock consideration, cash will be paid in an amount determined by multiplying the fractional share by the average price during the pricing period.

         Warrants and Stock Options. At the time of execution of the merger agreement, Village had outstanding (1) 75,000 warrants with an exercise price of $6.50 per share, (2) 75,000 warrants with an exercise price of $7.50 per share, and (3) 150,000 warrants with an exercise price of $8.33 per share. Currently, only the warrants with an exercise price of $8.33 per share remain outstanding. The warrants with exercise prices of $6.50 and $7.50, which would have been "cashed out" if not exercised, have been fully exercised and the shares issued upon exercise will be converted into the right to receive Wintrust common stock. Under the merger agreement, Village has agreed to cause all of the currently outstanding, unexercised warrants with an exercise price of $8.33 per share to be cancelled prior to closing. As a result, no consideration will be paid in connection with these warrants.

         Options to purchase Village common stock that are outstanding and unexercised immediately before the effective time of the merger will become options to purchase Wintrust common stock. The number of shares of

Wintrust common stock subject to the converted stock option will be equal to the number of shares of Village common stock subject to the Village stock option multiplied by the exchange ratio. The exercise price of the converted stock option will equal the Village stock option's exercise price divided by the exchange ratio. Except as described above, the converted stock options will have the same terms and conditions as the Village stock options. All outstanding Village stock options, subject to limited exceptions, will become vested and immediately exercisable at the effective time of the merger.

EXCHANGE OF CERTIFICATES

         Wintrust has engaged Illinois Stock Transfer Company to act as its exchange agent to handle the exchange of Village common stock for the merger consideration and the payment of cash for any fractional share interest. Within five days of the effective time, the exchange agent will send to each Village stockholder a letter of transmittal for use in the exchange with instructions explaining how to surrender Village common stock certificates to the exchange agent. Village stockholders that surrender their certificates to the exchange agent, together with a properly completed letter of transmittal, will receive the merger consideration. Village stockholders that do not exchange their Village common stock will not be entitled to receive any dividends or other distributions by Wintrust until their certificates are surrendered. After surrender of the certificates representing Village shares, any unpaid dividends or distributions with respect to the Wintrust common stock represented by the certificates will be paid.

CONDUCT OF BUSINESS PENDING THE MERGER AND CERTAIN COVENANTS

         Under the merger agreement, Village has agreed to certain restrictions on its activities until the merger is completed or terminated. In general, Village and its subsidiaries are required to conduct their business in the usual and ordinary course, consistent with prudent banking practice.

         The following is a summary of the more significant restrictions imposed upon Village, subject to the exceptions set forth in the merger agreement:

         o affecting any change in the capitalization or the number of issued and outstanding shares or warrants of Village or Village Bank;

         o paying any dividends or other distributions to the extent paying them would cause the minimum net worth of Village to fall below $4,600,000;

         o paying any dividends or other distributions to the extent paying them would cause the minimum net worth of Village Bank to fall below $4,800,000;

         o amending its certificate of incorporation or by-laws, or the charter or by-laws of Village Bank;

         o increasing compensation or benefits of its officers or key employees or paying any bonuses;

         o making any expenditure for fixed assets in excess of $25,000 for any single item, or $100,000 in the aggregate;

         o making or becoming party to a contract, commitment, or transaction, or incurring any liabilities or obligations, other than in the ordinary course of business consistent with prudent banking practice and its current policies;

         o doing or failing to do anything that will cause a breach or default under any material contract;

         o making any loan in excess of $650,000 other than in the ordinary course of business consistent with prudent banking practice;

         o entering into employment, consulting, or similar agreements that cannot be terminated with less than 30 days notice without penalty;

         o        accepting or renewing any brokered deposits at Village Bank;

         o buying or investing in government securities that have maturities of more than five years and a rating agency rating below "A"; and

         o changing in any material respect any accounting or recordkeeping procedures, policies or practices.

         Wintrust has agreed to file all applications and notices to obtain the necessary regulatory approvals for the transactions contemplated by the merger agreement. Village has agreed to cooperate with Wintrust in connection with obtaining the regulatory approvals. Both parties agree:

         o to use all reasonable and diligent efforts and to cooperate in the preparation and filing of all applications, notices and documents required to obtain regulatory approval and/or consents from governmental authorities for the merger and the merger agreement;

         o to use reasonable and diligent good faith efforts to satisfy the conditions required to close the merger and to consummate the merger as soon as practicable;

         o that neither will intentionally act in a manner that would cause a breach of the merger agreement or that would cause a representation made in the merger agreement to become untrue;

         o to provide the other party with reasonable access to information under the condition that the information be kept confidential; and

         o to coordinate publicity of the transactions contemplated by the merger agreement with the media and Village stockholders.

         Village has agreed that it will not encourage or facilitate any third-party proposals to acquire Village and will not participate in negotiations regarding a proposal to acquire Village. However, Village may provide information and negotiate with a third party if Village's board of directors determines that failure to do so would be inconsistent with its fiduciary duties. Village is required under the merger agreement to provide Wintrust notice of any proposal that it receives to acquire Village.

         Village has also agreed to provide Wintrust with certain documents before the closing date, including:

         o        interim financial statements;

         o        prompt notice of any written demands for appraisal;

         o reasonable notice of any Village and Village Bank board and committee meetings; and

         o certain information regarding the loans in the bank's loan portfolio, including Village Bank's premium financing program.

         The merger agreement also contains certain covenants relating to employee benefits and other matters pertaining to officers and directors. See "Description of the merger--Employee benefit matters" and "Description of the merger--Interests of certain persons in the merger."

REPRESENTATIONS AND WARRANTIES

         The merger agreement contains representations and warranties made by Village and Wintrust. These include, among other things, representations relating to:

         o        valid corporate organization and existence;

         o corporate power and authority to enter into the merger and the merger agreement;

         o        capitalization;

         o        financial statements;

         o        tax matters;

         o        absence of material adverse changes;

         o        government approvals required in connection with the merger;

         o        absence of undisclosed investigations and litigation;

         o        compliance with laws;

         o        broker/finder fees;

         o        governmental registrations, licenses, permits, and reports;
                  and

         o absence of any breach of organizational documents, law or other agreements as a result of the merger.

         Wintrust and WTFC Merger Co. also represent and warrant to Village in the merger agreement regarding:

         o        compliance with SEC filing requirements; and

         o        filing of necessary reports with regulatory authorities.

         Village makes additional representations and warranties to Wintrust in the merger agreement relating to, among other things:

         o        organizational documents and stock records;

         o title to real property, personal property, and other material assets;

         o        insurance matters;

         o        employee benefits;

         o        environmental matters;

         o        ownership of Village Bank;

         o compliance with, absence of default under and information regarding material contracts;

         o        loans and its allowance for loan loses;

         o        investment securities;

         o        compliance with the Community Reinvestment Act;

         o        conduct of business and maintenance of business relationships;

         o        technology and intellectual property;

         o        absence of undisclosed liabilities; and

         o        affiliate transactions.

CONDITIONS TO COMPLETION OF THE MERGER

         Closing Conditions for the Benefit of Wintrust. Wintrust's obligations are subject to fulfillment of the following conditions:

         o the accuracy of representations and warranties of Village in all material respects as of the closing date;

         o performance by Village in all material respects of its agreements under the merger agreement;

         o the registration statement has been declared effective by the SEC and continues to be effective as of the effective time;

         o        approval of the merger by Village stockholders;

         o        receipt of all necessary regulatory approvals;

         o        no adverse material change in Village since August 7, 2003;

         o no litigation resulting from the transactions contemplated by the merger agreement;

         o receipt of certain certificates and a legal opinion from Village;

         o receipt of a voting agreement executed by certain Village stockholders;

         o        receipt of environmental surveys;

         o        continued employment of certain Village employees;

         o maintenance of minimum net worth, stockholders' equity and loan loss reserve requirements; and

         o        receipt of necessary consents, releases and opinions.

         Closing Conditions for the Benefit of Village. Village's obligations are subject to fulfillment of the following conditions:

         o accuracy of representations and warranties of Wintrust and WTFC Merger Co. in all material respects as of the closing date;

         o performance by Wintrust and WTFC Merger Co. in all material respects of their agreements under the merger agreement;

         o Wintrust's common stock to be issued in the merger shall be included for trading on the Nasdaq National Market;

         o        receipt of all necessary regulatory approvals;

         o execution and delivery of articles of merger suitable for filing with the Delaware Secretary of State;

         o the registration statement has been declared effective by the SEC and continues to be effective as of the effective time;

         o no litigation resulting from the transactions contemplated by the merger agreement;

         o        no material adverse change in Wintrust since August 7, 2003;
                  and

         o        receipt of certain certificates and opinions.

MINIMUM NET WORTH CLOSING CONDITION

         As a condition to Wintrust's obligation to close, as of the last day of the month preceding the closing date, Village Bank must have a minimum net worth of at least $4.8 million and Village must have stockholders' equity of at least $4.6 million and no more than $480,000 in debt. At September 30, 2003, Village Bank had a net worth of $4.9 million, and Village had $4.7 million total stockholders' equity and $480,000 in debt. For purposes of determining satisfaction of these minimum requirements, the amount of any legal or other professional fees, up to $100,000, incurred by Village in connection with the merger and the after-tax portion of the payment made by Village to Mr. Roth pursuant to Section 5.1(e) of the merger agreement will be added to Village's stockholders' equity. Any cash proceeds Village receives upon the exercise of any outstanding options will be deducted from stockholders' equity. The merger agreement does not prohibit Village from paying dividends to stockholders, if legally permissible, prior to the completion of the merger to the extent that it has adequate capital and funds to pay such dividends and to satisfy the minimum net worth requirements described above. It is currently anticipated that dividends, if any, that may be paid prior to closing will not exceed the amount of proceeds Village receives from any warrant exercises.

TERMINATION

         The merger agreement may be terminated under any of the following circumstances, as set forth in the merger agreement:

         o        at any time by written agreement of Wintrust and Village;

         o        by either party if:

                  o the closing has not occurred by January 31, 2004 or such later date agreed to by the parties; provided, that the termination date will be extended to April 30, 2004 if the sole impediment to closing is due to delays in receiving regulatory approval from the Federal Reserve or in the SEC declaring the registration statement effective;

                  o the other party has not satisfied any of the closing conditions set forth in the merger agreement; or

                  o Village receives and accepts a superior proposal for acquisition by a third party.

         o by Wintrust if Village has not satisfied a condition under the merger agreement required to be met by Village prior to the closing date, or if it becomes impossible for Village to satisfy a condition and Village's inability to satisfy the condition was not caused by Wintrust's failure to meet any of its obligations under the Agreement; and

         o by Village if Wintrust has not satisfied a condition under the merger agreement required to be met by Wintrust prior to the closing date, or if it becomes impossible for Wintrust to satisfy a condition and Wintrust's inability to satisfy the condition was not caused by Village's failure to meet any of its obligations under the Agreement.

TERMINATION FEE

         Wintrust may demand a $500,000 termination fee from Village if the merger agreement is terminated under the following circumstances:

         o Village solicits or facilitates an acquisition proposal by a third party, or receives and accepts a superior proposal for acquisition by a third party; or

         o If, within six months following a termination of the agreement, Village consummates or enters into a transaction that would result in a change of control of Village or Village Bank pursuant to the terms of a proposal known to Village before the termination of the agreement, but which was not disclosed to Wintrust.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

         After the merger, the Wintrust board of directors will remain the same and the Village board of directors will likely change to include certain members of Wintrust's management.

EMPLOYEE BENEFIT MATTERS

         The merger agreement requires Wintrust to assume and continue most of Village's employee benefit plans and arrangements, but Wintrust reserves the right to amend or terminate these plans and arrangements in accordance with the terms of the plans and arrangements and applicable laws. If Wintrust chooses to terminate any Village employee benefit or similar plan after the closing date, employees previously covered under the terminated plan will be eligible to participate in a similar Wintrust benefit plan.

EXPENSES

         All expenses incurred in connection with the merger agreement will be paid by the party incurring the expenses, except that the fees paid in connection with the filing of the registration statement will be borne by Wintrust. Wintrust and Village have also agreed to pay each other certain expenses not exceeding $150,000 in the event the merger is terminated prior to the closing date for certain specified reasons relating to a material breach of the merger agreement. Wintrust has also agreed to reimburse Village for its professional fees and expenses incurred in connection with the merger transaction, up to a maximum of $100,000. At the effective time of the merger, Wintrust has agreed to provide a capital contribution to Village of $300,000.

NASDAQ STOCK LISTING

         Wintrust common stock currently is listed on the Nasdaq National Market under the symbol "WTFC." The shares to be issued to the Village stockholders as merger consideration also will be eligible for trading on the Nasdaq National Market.

                        COMPARISON OF SHAREHOLDER RIGHTS

         At present, the rights of stockholders of Village, a Delaware corporation, are governed by Village's certificate of incorporation and by-laws as well as the Delaware General Corporation Law (the "DGCL"). Upon completion of the merger, the rights of Village stockholders who receive shares of Wintrust common stock in exchange for their shares of Village common stock and become shareholders of Wintrust will be governed by the articles of incorporation and by-laws of Wintrust, the Illinois Business Corporation Act (the "IBCA"), as Wintrust is an Illinois corporation, and rules and regulations applying to public companies. The following discussion summarizes material differences between the rights of Village stockholders and Wintrust shareholders and is not a complete description of all differences. This discussion is qualified in its entirety by reference to the DGCL, the IBCA, Wintrust's articles of incorporation and by-laws and Village's certificate of incorporation and by-laws.

AUTHORIZED CAPITAL STOCK

         The authorized capital stock of Village consists of 500,000 shares of preferred stock, $0.01 par value per share, and 5 million shares of common stock, $0.01 par value per share. Wintrust is authorized to issue 20 million shares, without par value, of preferred stock and 30 million shares, without par value, of common stock. As of October 17, 2003, Wintrust had 19,339,332 shares of common stock outstanding. No shares of preferred stock have been issued. Issuance of shares of Wintrust's preferred stock would affect the relative rights of the holders of its common stock, depending upon the exact terms, qualifications, limitations and relative rights and preferences, if any, of the shares of the preferred stock as determined by the board of directors.

PAYMENT OF DIVIDENDS

         The DGCL governs the ability of Village to pay dividends on its common stock. As a Delaware corporation, Village may pay dividends out of its surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared, and/or the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividends, the capital of a corporation would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

         Subject to the limitations of the IBCA, Wintrust may pay dividends if, as and when properly declared by the board of directors. Under Illinois law, the board may not declare any dividends which would make Wintrust insolvent or, if after payment of a dividend, cause its net assets to be less than zero or less than the maximum amount payable, at the time the dividend is paid, to shareholders who have preferential rights in the event of a liquidation. If Wintrust issues any shares of its preferred stock in the future, holders of such preferred stock may have priority over the common stock holders with respect to dividends.

ADVANCE NOTICE REQUIREMENTS FOR PRESENTATION OF BUSINESS AND NOMINATIONS OF DIRECTORS AT ANNUAL MEETINGS OF SHAREHOLDERS

         Village's by-laws provide that the President of Village must receive written notice of any stockholder nomination of a director or proposal for business at an annual meeting of shareholders at least 120 days prior to the date of the meeting. However, if not less than 130 days notice of the date of the annual meeting is given to stockholders, then notice of the nomination or proposal must be received by the President no later than the tenth day following the day on which notice of the date of the annual meeting was mailed to stockholders.

         Wintrust's by-laws provide that nominations for the election of directors may be made by its board of directors or by any shareholder entitled to vote for the election of directors, subject to the nomination having been made in compliance with certain notice and informational requirements. Wintrust's by-laws further provide that Wintrust must receive written notice of any shareholder director nomination or proposal for business at an annual meeting of shareholders no later than 60 days before the date of the mailing of the proxy materials. If, however, the date of the meeting has changed more than 30 days from the anniversary date of the prior year annual meeting, the notice must be delivered to Wintrust no later than 90 days before the meeting. Approval of any shareholder proposals or director nominations requires a super-majority vote of 85% of the outstanding shares.

QUORUM

         The Village by-laws provide that a majority of the outstanding shares of the corporation entitled to vote on a matter, in person or by proxy, constitutes a quorum for taking action at a meeting of stockholders. Wintrust's by-laws contain essentially the same provision. Like Village stockholders, each Wintrust shareholder is entitled to one vote for each share owned.

ELECTION, CLASSIFICATION AND NUMBER OF BOARD OF DIRECTORS

         Under Village's certificate of incorporation and by-laws, the directors are divided into three classes with one class elected for a three-year term at each annual meeting of stockholders. The by-laws state that the number of directors shall be fixed or changed from time to time by the board of directors or the stockholders without amending the by-laws. The number of directors currently designated by Village is five.

         Similarly, Wintrust's board of directors is divided into three classes. Each class serves a staggered term, with one class, or approximately one-third of the total number of directors, being elected for a three-year term at each annual meeting of shareholders. Wintrust's by-laws state that the number of directors shall be 14; however, the board of directors may increase or decrease that number so long as there are not less than six directors at any time. The number of directors currently designated by Wintrust is 14. Shareholders do not have any right to cumulative votes in the election of directors.

         The staggered election of directors ensures that at any given time, approximately two-thirds of the directors serving will have had prior experience on the board. Staggered terms for directors also moderate the pace of any change in the board by extending the time required to elect a majority of directors from one to two years. It would be impossible, assuming no resignations or removals of directors, for Wintrust's shareholders to change a majority of the directors at any annual meeting should they consider such a change desirable, unless this provision of Wintrust's articles of incorporation is amended by action of at least 85% of Wintrust's voting shares.

REMOVAL OF DIRECTORS

         As permitted by the DGCL, Village's by-laws provide that a director may be removed, but only for cause, at a meeting of stockholders, by the affirmative vote of the holders of a majority of outstanding shares entitled to vote at an election of directors.

         In accordance with the IBCA, Wintrust's directors may be removed by shareholders, with or without cause, at a duly called meeting of shareholders by the affirmative vote of the holders of a majority of outstanding shares entitled to vote at an election of directors.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

         Village's by-laws provide that any vacancies and newly created directorships on the board of directors may be filled by a majority vote of the directors then in office. Any director so chosen will serve until the next stockholder meeting electing the class for which such directors have been chosen.

         Similarly, Wintrust's by-laws provide that any vacancies and newly created directorships on the board of directors shall be filled for the remainder of the unexpired term exclusively by a majority vote of the directors then in office. Shareholders do not have the right to fill vacancies.

AMENDMENT OF CERTIFICATE/ARTICLES OF INCORPORATION AND BY-LAWS

         Generally, an amendment of Village's certificate of incorporation must be approved by the board of directors and holders of at least a majority of the voting power of the outstanding shares of common stock. However, the affirmative vote of two-thirds of the outstanding shares of common stock is required to amend, repeal or adopt any provision that is inconsistent with the provisions of the certificate of incorporation relating to capital stock voting requirements, the prohibition of stockholder action by written consent and the amendment of certain sections of the certificate of incorporation.

         Similarly, as a general matter, Village's by-laws may be amended by the approval of the board of directors and by the affirmative vote of a majority of the shares of common stock. However, the affirmative vote of two-thirds of the outstanding shares of common stock is required to amend, repeal or adopt any provision that is inconsistent with the provisions of the by-laws relating to following: the calling of special meetings of stockholders, notice of business to be conducted at annual meetings of stockholders, the number, tenure and classification of directors, the filing of vacancies on the board of directors and newly created directorships, the removal of directors and amending Village's by-laws.

         Any amendment of Wintrust's articles of incorporation must be approved by a majority vote of the board of directors and also by a vote of at least two-thirds of the outstanding shares of common stock. However, amending certain provisions of Wintrust's articles of incorporation requires a higher vote of 85% or more of the outstanding shares. These include provisions relating to: prohibiting cumulative voting rights; the prohibition of shareholder action by written consent; indemnification; the number and classification of directors; and amendment of certain sections of the articles of incorporation. Wintrust's by-laws may be amended only by the board of directors.

MERGERS, ACQUISITIONS AND OTHER TRANSACTIONS

         As permitted by the DGCL, Village's certificate of incorporation requires the affirmative vote of holders of at least two-thirds of the voting power of the outstanding common stock to approve, among other things, a merger, consolidation or disposition of all or substantially all of Village's assets.

         In accordance with the IBCA, Wintrust's articles of incorporation require the affirmative vote of at least two-thirds of the voting power of Wintrust's common stock to approve mergers, consolidating transactions involving any sale, lease, exchange or disposition of all or substantially all of its assets or dissolution. See "Business combinations with interested shareholders" below.

BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDERS

         Village is subject to section 203 of the DGCL which provides that, if a person acquires 15% or more of the stock of a Delaware corporation, thereby becoming an "interested stockholder," then that person may not engage in certain business combinations with the corporation for a period of three years unless one of the following three exceptions applies:

         o the board of directors approved the acquisition of stock or the business combination transaction prior to the time that the person became an interested stockholder;

         o the person became an interested stockholder and 85% owner of the voting stock of the corporation in the transaction in which it became an interested stockholder, excluding voting stock owned by directors who are also officers and certain employee stock plans; or

         o the business combination transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder at an annual or special meeting.

         As a public company, Wintrust is governed by the provisions of Section
7.85 of the IBCA, commonly known as the IBCA fair price provision, which apply to a transaction with an "Interested Shareholder" (as defined below). Fair price provisions are designed to impede two-step takeover transactions which might otherwise result in disparate treatment of Wintrust's shareholders.

         Under the IBCA fair price provision, the approval of at least 80% of the shares is required in connection with any transaction involving an Interested Shareholder except (i) in cases where the proposed transaction has been approved in advance by a majority of those members of the corporation's board of directors who are unaffiliated with the Interested Shareholder and were directors prior to the time when the Interested Shareholder became an Interested Shareholder or (ii) if the proposed transaction meets certain conditions set forth therein which are designed to afford the shareholders a fair price in consideration for their shares, in which case approval of only a majority of the outstanding shares of voting stock is required. The term "Interested Shareholder" is defined in the IBCA to include any individual, corporation, partnership or other entity (other than the corporation or any subsidiary) which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of the corporation's voting stock.

LIMITATIONS ON DIRECTORS' LIABILITY

         Village's certificate of incorporation provides that no director will be personally liable to Village or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability, as follows:

         (1) for any breach of the director's duty of loyalty to Village or its stockholders;

         (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

         (3) under Section 174 of the DGCL which creates liability for unlawful payment of dividends and unlawful stock purchases or redemptions; or

         (4) for any transaction from which the director derived an improper personal benefit.

         Wintrust's articles of incorporation provide that no director will be personally liable to the corporation or any of its shareholders for monetary damages for any breach of fiduciary duty except, as required by the IBCA, as follows:

         (1) for breach of duty of loyalty to the corporation or the shareholders;

         (2) for acts and omissions not in good faith or which involved intentional misconduct or a knowing violation of law;

         (3) under Section 8.65 of the IBCA, which creates liability for unlawful payment of dividends and unlawful stock purchases or redemptions; or

         (4) for deriving an improper personal benefit from a transaction with the corporation.

INDEMNIFICATION

         Under both the DGCL and the IBCA, a corporation may indemnify its directors, officers, employees and certain other individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with actions, suits or proceedings arising because of the person's relationship to the corporation. The indemnification generally will cover expenses regardless of whether it is a civil, criminal, administrative or investigative proceeding if the individual acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. A similar standard applies in an action or suit by or in the right of the corporation, but only extends to expenses, including attorneys' fees, incurred in defense of the proceeding. In these cases, court approval is required before there can be any indemnification when the person seeking indemnification has been found liable to the corporation. To the extent a person otherwise eligible for indemnification is successful on the merits or otherwise in defense of any action, suit or proceeding described above, indemnification for expenses, including attorneys' fees, actually and reasonably incurred is required under both Delaware and Illinois law.

         Village's certificate of incorporation generally provides for the same indemnification as Delaware law, including the advancement of expenses to the extent permitted. Wintrust's articles of incorporation generally provide for the same indemnification as the IBCA, including the advancement of expenses to the extent permitted. Wintrust's articles of incorporation also provide for the continuation of indemnification after the termination of the indemnified person's association with Wintrust.

ACTION BY SHAREHOLDERS WITHOUT A MEETING

         Both Village's certificate of incorporation and Wintrust's articles of incorporation provide that holders of common stock may not act by written consent. Instead, all action required or permitted to be taken by common stock holders must be effected at a duly-called annual or special meeting of shareholders meeting.

SPECIAL MEETINGS OF SHAREHOLDERS

         As permitted by the DGCL, Village's by-laws state that a special meeting may be called only by Village's President. In accordance with the IBCA, Wintrust's by-laws state that special meetings may be called by the Chairman of the board of directors or the President of Wintrust.

PREEMPTIVE RIGHTS

         Under Delaware law, statutory preemptive rights will not exist unless a corporation's certificate of incorporation specifically provides for these rights. The Village certificate of incorporation does not provide for preemptive rights.

         Similarly, under the IBCA, preemptive rights will not be available unless a corporation's articles of incorporation specifically provide for these rights. The Wintrust articles of incorporation do not provide for preemptive rights.

APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS

         Under Delaware law, the rights of dissenting stockholders to obtain the fair value for their shares (so-called "appraisal rights") may be available in connection with a statutory merger or consolidation in certain specific situations. Appraisal rights are available to Village stockholders in connection with the merger since Village's common stock is not listed on a national securities exchange or designated as a national market system security. For a description of dissenters' rights, see "Special meeting of Village stockholders--Appraisal rights."

CERTAIN ANTI-TAKEOVER EFFECTS OF WINTRUST'S ARTICLES AND BY-LAWS AND ILLINOIS
LAW

         Certain provisions of Wintrust's articles of incorporation, by-laws and the IBCA may have the effect of impeding the acquisition of control of Wintrust by means of a tender offer, a proxy fight, open-market purchases or otherwise in a transaction not approved by Wintrust's board of directors.

         These provisions may have the effect of discouraging a future takeover attempt which is not approved by Wintrust's board of directors but which individual Wintrust shareholders may deem to be in their best interests or in which Wintrust shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of Wintrust's current board of directors or management more difficult.

         These provisions of Wintrust's articles of incorporation and by-laws include the following:

                  (1) Wintrust's board of directors may issue additional authorized shares of Wintrust's capital stock to deter future attempts to gain control of Wintrust, including the authority to determine the terms of any one or more series of preferred stock, such as voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board has the power to the extent consistent with its fiduciary duty to issue a series of preferred stock to persons friendly to management in order to attempt to block a merger or other transaction by which a third party seeks control, and thereby assist the incumbent board of directors and management to retain their respective positions;

                  (2) Wintrust's staggered board is intended to provide for continuity of its board of directors and to make it more difficult and time consuming for a shareholder group to fully use its voting power to gain control of the board of directors without the consent of Wintrust's incumbent board of directors;

                  (3) Wintrust's articles of incorporation do not provide for cumulative voting for any purpose, and its articles and by-laws also provide that any action required or permitted to be taken by its shareholders may be taken only at an annual or special meeting and prohibits shareholder action by written consent in lieu of a meeting;

                  (4) Wintrust's articles of incorporation expressly elect to be governed by the provisions of Section 7.85 of the IBCA, as discussed above. Under the IBCA fair price provision and Wintrust's articles of incorporation, the approval of at least 80% of its shares is required in connection with any transaction involving an Interested Shareholder, subject to certain exceptions. Fair price provisions are designed to impede a two-step takeover transactions which might otherwise result in disparate treatment of Wintrust's shareholders; and

                  (5) Amendment of Wintrust's articles of incorporation must be approved by a majority vote of the board of directors and also by a two-thirds vote of the outstanding shares of Wintrust common stock, provided, however, that an affirmative vote of at least 85% of the outstanding voting stock entitled to vote is required to amend or repeal certain provisions of the articles of incorporation, including provisions (a) limiting voting rights, (b) relating to certain business combinations, (c) limiting the shareholders ability to act by written consent, (d) regarding the number, classification of directors, filling of board vacancies, newly created directorships, indemnification of directors and officers by Wintrust and limitation of liability for directors, and (e) regarding amendment of the foregoing super majority provisions of Wintrust's articles of incorporation. Wintrust's by-laws may be amended only by the board of directors.

         The provisions described above are intended to reduce Wintrust's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by members of its board of directors.

RIGHTS PLAN

         Wintrust has a shareholders rights plan which could discourage unsolicited or hostile takeover attempts which are not negotiated with its board of directors. The plan discourages such attempts by causing substantial dilution to any person who acquires an amount in excess of a specified percentage of Wintrust's common stock and by making an acquisition of Wintrust, without the consent of its board of directors, prohibitively expensive. The description of the rights plan set forth below does not purport to be complete and is qualified in its entirety by reference the description of the rights plan set forth in Wintrust's Registration Statement on Form 8-A dated August 28, 1998. See "Incorporation of Certain Information by Reference" on page 42.

         Each share of Wintrust common stock has attached to it a stock purchase right having the terms set forth in a rights agreement between Wintrust and Illinois Stock Transfer Company, as rights agent. Each right will entitle its registered holder to purchase from Wintrust one one-hundredth of a share of Junior Serial Preferred Stock A, without par value, at a price of $85.00 per one one-hundredth share, subject to certain adjustments. Generally, the rights become exercisable when any person or group (i) acquires or obtains the right to acquire 15% or more of Wintrust's common stock, or (ii) commences (or announces its intention to commence) a tender or exchange offer to acquire 15% or more of Wintrust's common stock.

         In the event that any person or group becomes the beneficial owner of 15% or more of Wintrust's common stock, rights owned by that person or group will immediately become null and void. Thereafter, other registered rights holders will have the right to receive, upon exercise at the then current exercise price of the right, Wintrust common stock having a value equal to two times the exercise price of the right. Additionally, if, after any person or group has acquired 15% or more Wintrust's common stock, Wintrust is acquired in a merger or other business combination or 50% or more of Wintrust's assets or earning power are sold, then each registered right holder will receive the right to purchase, for the exercise price, common stock of the entity which acquires or survives Wintrust having a value equal to twice the exercise price of the right.

         Prior to any person or group acquiring 15% or more of Wintrust's common stock, Wintrust may redeem the rights in whole, but not in part, at a price of $0.01 per right to be paid in cash, shares of Wintrust common stock or other consideration. In addition, at any time after a person or group acquires 15% of Wintrust's common stock, but prior to such person or group acquiring 50% or more of Wintrust's common stock, Wintrust may exchange the rights, in whole or in part, at an exchange ratio of one share of common stock per right. The rights will expire on July 31, 2008 unless exercised, redeemed, exchanged or otherwise cancelled before that date.

         Village does not have a stockholders rights plan.

                                  LEGAL MATTERS

         Certain matters pertaining to the validity of the authorization and issuance of the Wintrust common stock to be issued in the proposed merger and certain matters pertaining to the federal income tax consequences of the proposed merger will be passed upon by Vedder, Price, Kaufman & Kammholz, P.C., 222 North LaSalle Street, Chicago, Illinois 60601. Vedder Price also represented Village, but not Wintrust, in the negotiation of the merger agreement with the consent of both parties.

                                     EXPERTS

         The consolidated financial statements of Wintrust as of December 31, 2002 and 2001, and for each of the years in the three years in the period ended December 31, 2002, included in Wintrust's Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included in Wintrust's Annual Report on Form 10-K for the year ended December 31, 2002, and are incorporated by reference herein in reliance upon such report given on the authority of Ernst & Young LLP as experts in accounting and auditing.

                              SHAREHOLDER PROPOSALS

         After the merger is completed, the next annual meeting of Wintrust's shareholders will be held in 2004. To be eligible for inclusion in Wintrust's proxy materials for that annual meeting, any shareholder proposal must be received at Wintrust's principal office at 727 North Bank Lane, Lake Forest, Illinois 60045, no later than December 31, 2003.

         All shareholder proposals submitted for inclusion in Wintrust's proxy materials will be subject to the requirements of the proxy rules adopted under the Securities Exchange Act, and, as with any shareholder proposal, Wintrust's articles of incorporation and by-laws and Illinois law.

                       WHERE YOU CAN FIND MORE INFORMATION

         Wintrust files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document Wintrust files with the SEC at its public reference room located at 450 Fifth Street, N.W., Washington D.C. 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington D.C. 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facilities. Wintrust's SEC filings are also available on its Web site at http://www.wintrust.com, and at the office of Nasdaq National Market. For further information on obtaining copies of Wintrust's public filings at the Nasdaq National Market, you should call (212) 656-5060.

         Wintrust filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of Wintrust common stock to be issued to Village stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Wintrust in addition to being a proxy statement of Village for its special meeting. As permitted by the SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the registration statement or in the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The SEC allows Wintrust to incorporate by reference information into this proxy statement/prospectus. This means that Wintrust can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Wintrust has filed previously with the SEC:

         o Wintrust's Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 0-21923);

         o Wintrust's proxy statement in connection with its 2003 annual meeting of shareholders filed with the SEC on April 29, 2003;

         o Wintrust's Quarterly Report on Form 10-Q for the three months ended March 31, 2003 (File No. 0-21923);

         o Wintrust's Quarterly Report on Form 10-Q for the three months ended June 30, 2003 (File No. 0-21923);

         o Wintrust's Current Report on Form 8-K filed with the SEC on January 16, 2003 (File No. 0-21923);

         o Wintrust's Current Report on Form 8-K filed with the SEC on February 4, 2003 (File No. 0-21923);

         o Wintrust's Current Report on Form 8-K filed with the SEC on April 18, 2003 (File No. 0-21923);

         o Wintrust's Current Report on Form 8-K filed with the SEC on April 24, 2003 (File No. 0-21923);

         o Wintrust's Current Report on Form 8-K filed with the SEC on May 30, 2003 (File No. 0-21923);

         o Wintrust's Current Report on Form 8-K filed with the SEC on July 17, 2003 (File No. 0-21923);

         o Wintrust's Current Report on Form 8-K filed with the SEC on October 16, 2003 (File No. 0-21923); and

         o the description of (a) Wintrust's common stock contained in Wintrust's Registration Statement on Form 8-A dated January 3, 1997 (File No. 0-21923), and (b) the associated preferred share purchase rights contained in Wintrust's Registration Statement on Form 8-A dated August 28, 1998 (File No. 0-21923)

         Wintrust also incorporates by reference any filings it makes with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this proxy statement/prospectus and before the special meeting.

         Any statement contained in a document incorporated by reference in this proxy statement/prospectus shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus, or in any other document filed later which is also incorporated in this proxy statement/prospectus by reference, modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed to constitute a part of this proxy statement/prospectus except as so modified or superseded. The information relating to Wintrust contained in this proxy statement/prospectus should be read together with the information in the documents incorporated in this proxy statement/prospectus by reference.

         You may request, either orally or in writing, and Wintrust will provide, a copy of these filings without charge by contacting David A. Dykstra, Wintrust's Chief Operating Officer, at 727 North Bank Lane, Lake Forest, Illinois 60045, (847) 615-4096. IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY NOVEMBER 17, 2003, TO RECEIVE THEM BEFORE THE SPECIAL MEETING.

         All information concerning Wintrust and its subsidiaries has been furnished by Wintrust, and all information concerning Village has been furnished by Village.

                                                                         ANNEX A



                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                         WINTRUST FINANCIAL CORPORATION,

                                WTFC MERGER CO.,

                                       AND

                              VILLAGE BANCORP, INC.







                              Dated August 7, 2003

                               TABLE OF CONTENTS

                                                                            PAGE

ARTICLE 1      THE MERGER....................................................A-1
      1.1      The Merger....................................................A-1
      1.2      Effective Time................................................A-1
      1.3      Effect of the Merger..........................................A-1
      1.4      Conversion of Shares; Merger Consideration....................A-1
      1.5      Company Stock Options.........................................A-3
      1.6      Cancellation of Treasury Shares...............................A-3
      1.7      Capital Stock of Merger Co....................................A-3
      1.8      Recapitalization..............................................A-3
      1.9      Tax Treatment.................................................A-3
      1.10     Closing.......................................................A-4

ARTICLE 2      EXCHANGE OF CERTIFICATES......................................A-4
      2.1      Wintrust to Make Shares and Cash Available....................A-4
      2.2      No Fractional Shares..........................................A-4
      2.3      Exchange of Certificates; Surrender of Warrants...............A-4

ARTICLE 3      REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY.........A-6
      3.1      Organization..................................................A-6
      3.2      Organizational Documents; Minutes and Stock Records...........A-6
      3.3      Capitalization................................................A-6
      3.4      Authorization; No Violation...................................A-7
      3.5      Consents and Approvals........................................A-7
      3.6      Financial Statements..........................................A-7
      3.7      No Undisclosed Liabilities....................................A-8
      3.8      Loans; Allowance for Loan Losses..............................A-8
      3.9      Properties and Assets.........................................A-8
      3.10     Material Contracts............................................A-9
      3.11     No Defaults..................................................A-10
      3.12     Conflict of Interest Transactions............................A-10
      3.13     Investments..................................................A-10
      3.14     Compliance with Laws; Legal Proceedings......................A-11
      3.15     Insurance....................................................A-11
      3.16     Taxes........................................................A-11
      3.17     Environmental Laws and Regulations...........................A-12
      3.18     Community Reinvestment Act Compliance........................A-13
      3.19     Company Regulatory Reports...................................A-13
      3.20     Employee Benefit Plans.......................................A-13
      3.21     Technology and Intellectual Property.........................A-14
      3.22     No Adverse Change............................................A-14
      3.23     Conduct of Business in Normal Course.........................A-15
      3.24     Change in Business Relationships.............................A-15
      3.25     Brokers' and Finders' Fees...................................A-15
      3.26     Section 280G.................................................A-15

ARTICLE 4      REPRESENTATIONS AND WARRANTIES CONCERNING
               WINTRUST AND MERGER CO.......................................A-15
      4.1      Organization.................................................A-15

                               TABLE OF CONTENTS
                                  (continued)

                                                                            PAGE
      4.2      Capitalization...............................................A-15
      4.3      Authorization; No Violations.................................A-16
      4.4      Consents and Approvals.......................................A-16
      4.5      Wintrust SEC Documents and Financial Statements..............A-16
      4.6      Compliance with Laws; Legal Proceedings......................A-16
      4.7      Wintrust Regulatory Reports..................................A-17
      4.8      No Adverse Change............................................A-17
      4.9      Brokers' and Finders' Fees...................................A-17
      4.10     Taxation of the Merger.......................................A-17

ARTICLE 5      AGREEMENTS AND COVENANTS.....................................A-17
      5.1      Conduct of Business..........................................A-17
      5.2      Access to Information........................................A-19
      5.3      Meeting of Shareholders of the Company.......................A-19
      5.4      Registration Statement and Regulatory Filings................A-19
      5.5      Listing of Shares............................................A-20
      5.6      Reasonable and Diligent Efforts..............................A-20
      5.7      Business Relations and Publicity.............................A-20
      5.8      No Conduct Inconsistent with this Agreement..................A-20
      5.9      Pre-Closing Loan Review......................................A-21
      5.10     Board of Directors' Notices and Minutes......................A-21
      5.11     Untrue Representations and Warranties........................A-21
      5.12     Director and Officer Indemnification and
                Liability Coverage..........................................A-21
      5.13     Monthly Financial Statements.................................A-22
      5.14     Dissent Process..............................................A-22
      5.15     Section 368(a) Reorganization................................A-22
      5.16     Treatment of Warrants and Options............................A-23
      5.17     Converted Options............................................A-23
      5.18     Premium Finance Lending Issue................................A-23

ARTICLE 6      EMPLOYEE BENEFIT MATTERS.....................................A-23
      6.1      Benefit Plans................................................A-23
      6.2      No Rights or Remedies........................................A-24

ARTICLE 7      CONDITIONS PRECEDENT TO OBLIGATIONS OF WINTRUST
                 AND MERGER CO..............................................A-24
      7.1      Representations and Warranties;
                 Performance of Agreements..................................A-24
      7.2      Closing Certificate..........................................A-24
      7.3      Regulatory and Other Approvals...............................A-24
      7.4      Approval of Merger and Delivery of Agreement.................A-24
      7.5      Effectiveness of the Registration Statement..................A-24
      7.6      No Litigation................................................A-25
      7.7      Environmental Surveys........................................A-25
      7.8      Opinion of Counsel...........................................A-25
      7.9      Employment Agreements........................................A-25
      7.10     No Adverse Changes...........................................A-25
      7.11     Minimum Net Worth and Loan Loss Reserve Requirements.........A-25
      7.12     Voting Agreements............................................A-25
      7.13     Satisfaction of Premium Finance Lending Issue................A-25
      7.14     Consents; Release of Pledged Shares..........................A-25
      7.15     Other Documents..............................................A-26

                               TABLE OF CONTENTS
                                  (continued)

                                                                            PAGE
ARTICLE 8      CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY...........A-26
      8.1      Representations and Warranties; Performance of Agreements....A-26
      8.2      Closing Certificates.........................................A-26
      8.3      Regulatory and Other Approvals...............................A-26
      8.4      Delivery of Agreement........................................A-26
      8.5      Effectiveness of the Registration Statement..................A-26
      8.6      No Litigation................................................A-26
      8.7      Opinions of Counsel..........................................A-27
      8.8      No Adverse Changes...........................................A-27
      8.9      Nasdaq Listing...............................................A-27
      8.10     Other Documents..............................................A-27

ARTICLE 9      NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS....A-27
      9.1      Non-Survival.................................................A-27

ARTICLE 10     GENERAL......................................................A-27
      10.1     Expenses.....................................................A-27
      10.2     Termination..................................................A-28
      10.3     Confidential Information.....................................A-29
      10.4     Non-Assignment...............................................A-29
      10.5     Notices......................................................A-29
      10.6     Counterparts.................................................A-30
      10.7     Knowledge....................................................A-30
      10.8     Entire Agreement.............................................A-30
      10.9     Governing Law................................................A-30
      10.10    Severability.................................................A-30

                                  DEFINED TERMS


   $X........................................................................A-2
   Acquisition Proposal.....................................................A-20
   Agreement.................................................................A-1
   Bank......................................................................A-6
   Benefit Plans............................................................A-13
   BHCA......................................................................A-6
   CERCLA...................................................................A-12
   Certificate of Merger.....................................................A-1
   Closing...................................................................A-4
   Closing Date..............................................................A-4
   Code......................................................................A-1
   Commission................................................................A-7
   Company...................................................................A-1
   Company Board.............................................................A-7
   Company Common Stock......................................................A-1
   Company Option Plan.......................................................A-3
   Company Regulatory Reports...............................................A-13
   Company Stock Certificates................................................A-4
   Conversion Fund...........................................................A-4
   Converted Option..........................................................A-3
   CRA......................................................................A-13
   DGCL......................................................................A-1
   Dissenting Shares.........................................................A-2
   Effective Time............................................................A-1
   Employees................................................................A-23
   Encumbrances..............................................................A-8
   Environmental Laws.......................................................A-12
   ERISA Affiliate..........................................................A-13
   ERISA Plans..............................................................A-13
   Exchange Act.............................................................A-16
   Exchange Agent............................................................A-4
   Exchange Ratio............................................................A-2
   FDIC.....................................................................A-13
   Federal Reserve...........................................................A-7
   Federal Reserve Application...............................................A-7
   Financial Statements......................................................A-7
   GAAP......................................................................A-6
   Governmental Authority....................................................A-7
   Hazardous Substance......................................................A-12
   Illinois Act.............................................................A-16
   Intellectual Property....................................................A-14
   Interim Financial Statements..............................................A-7
   Investment Securities....................................................A-10
   IOBRE.....................................................................A-7
   IOBRE Application.........................................................A-7
   Knowledge................................................................A-30
   Loans.....................................................................A-8
   Material Adverse Effect...................................................A-6
   Material Contracts........................................................A-9
   Maximum Amount...........................................................A-22
   Merger....................................................................A-1
   Merger Co.................................................................A-1

   Option Conversion Agreement...............................................A-3
   OREO......................................................................A-8
   Outstanding Company Option................................................A-3
   Parties...................................................................A-1
   Permitted Encumbrances....................................................A-8
   Plan Amendment............................................................A-3
   Proxy Statement/Prospectus................................................A-7
   Registration Statement...................................................A-19
   Retained Plans...........................................................A-23
   Returns..................................................................A-11
   Securities Act............................................................A-7
   Shareholders Meeting.....................................................A-19
   Superior Acquisition Proposal............................................A-21
   Surviving Corporation.....................................................A-1
   Valuation Date............................................................A-2
   Warrant Cancellation Agreement............................................A-2
   Warrant Consideration.....................................................A-2
   Warrants..................................................................A-6
   Wintrust..................................................................A-1
   Wintrust Common Stock.....................................................A-2
   Wintrust Common Stock Price...............................................A-2
   Wintrust Regulatory Reports..............................................A-17
   Wintrust SEC Documents...................................................A-16
   Wintrust Stock Certificates...............................................A-4

                              DISCLOSURE SCHEDULES*

Schedule of Warrant Holders...............................................3.3(a)
Pledge of Bank Common Stock...............................................3.3(b)
Authorization; No Violation..................................................3.4
Consents and Approvals.......................................................3.5
Financial Statements.........................................................3.6
Undisclosed Liabilities......................................................3.7
Schedule of Real Property.................................................3.9(a)
Schedule of Tangible Personal Property....................................3.9(b)
Schedule of Material Contracts..............................................3.10
Schedule of Interested Transactions.........................................3.12
Investments.................................................................3.13
Legal Proceedings........................................................3.14(b)
Schedule of Insurance.......................................................3.15
Environmental Laws and Regulations..........................................3.17
Schedule of Intellectual Property...........................................3.21
Scheduled Compensation Changes............................................5.1(c)
Permitted Company Distribution............................................5.1(e)
Permitted Expenditures....................................................5.1(l)
Monthly Financial Statements: Exceptions to GAAP............................5.13
Employees....................................................................6.1
Key Management Personnel.....................................................7.9
Voting Agreements...........................................................7.12


                                    EXHIBITS

  Exhibit A             Form of Warrant Cancellation Agreement*
  Exhibit B             Form of Option Conversion Agreement*
  Exhibit C             Form of Opinion of Company Counsel*
  Exhibits D-1, D-2     Forms of Key Management Employment Agreement*
  Exhibit E             Form of Voting Agreement*
  Exhibit F             Form of Opinion of Wintrust Counsel*

* Intentionally omitted.

                          AGREEMENT AND PLAN OF MERGER

         This AGREEMENT AND PLAN OF MERGER (this "Agreement"), is entered into as of the 7th day of August, 2003, by and among WINTRUST FINANCIAL CORPORATION, an Illinois corporation ("Wintrust"), WTFC MERGER CO., a Delaware corporation and wholly owned subsidiary of Wintrust ("Merger Co."), and VILLAGE BANCORP, INC., a Delaware corporation (the "Company"). Wintrust, Merger Co., and the Company are referred to collectively in this Agreement as the "Parties."

                                    RECITALS

         WHEREAS, the boards of directors of each of the Parties have approved and declared it advisable and in the best interest of the Parties and their respective shareholders to effect a reorganization, whereby Merger Co. will merge with and into the Company, in the manner and on the terms and subject to the conditions set forth in Article I below (the "Merger"), as a result of which the Company will become a wholly owned subsidiary of Wintrust.

         WHEREAS, for federal income tax purposes the Parties desire and intend that the Merger qualify as a reorganization in accordance with Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

         NOW THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties hereby agree as follows.

                                    ARTICLE 1
                                   THE MERGER

         1.1 The Merger. At the Effective Time (as defined in Section 1.2), in accordance with this Agreement and the Delaware General Corporation Law (the "DGCL"), Merger Co. shall be merged with and into the Company, and the Company shall continue as the corporation surviving the Merger (the "Surviving Corporation"), and shall be a wholly owned subsidiary of Wintrust.

         1.2 Effective Time. As of the Closing, the Parties will cause a certificate of merger (the "Certificate of Merger") with respect to the Merger to be executed and filed with the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective on the date and time at which the Certificate of Merger is duly filed by the Secretary of State of the State of Delaware, or at such other date and time as is agreed among the Parties and specified in the Certificate of Merger (the "Effective Time").

         1.3 Effect of the Merger. At and after the Effective Time:

         (a) the Merger shall have the effect set forth in Section 259 of the DGCL;

         (b) the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable law;

         (c) the by-laws of Merger Co., copies of which have been previously provided to the Company, as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation until thereafter amended as provided therein or by applicable law; and

         (d) the directors and officers of the Company immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the articles of incorporation and the by-laws of the Surviving Corporation.

         1.4      Conversion of Shares; Merger Consideration.

         (a) Wintrust Common Stock. At the Effective Time, each share of common stock of the Company, par value $0.01 per share ("Company Common Stock"), issued and outstanding immediately prior to the Effective Time shall by reason of the Merger and without any action by the holder thereof, be converted into the right to receive that number of shares, rounded to the nearest one thousandth of a share, of common stock of Wintrust ("Wintrust Common Stock"), determined as follows (the "Exchange Ratio"):

                  (i) "Wintrust Common Stock Price" shall mean the unweighted average of the high and low sale prices of a share of Wintrust Common Stock as reported on the Nasdaq National Market for each of the ten trading days ending on the second trading day preceding the Closing Date (as defined in Section 1.10).

                  (ii) "$X" shall mean the price per share of Company Common Stock as determined using the following formula:

         (b) $9,000,000 = [A x $X] + [B x ($X - $6.50)] + [C x ($X - $7.50)],

         (c) where "A" is the total shares of Company Common Stock issued and outstanding as of the Valuation Date, "B" is the total number of Warrants (as defined in section 3.3) with a per share exercise price of $6.50 outstanding as of the Valuation Date, "C" is the total number of Warrants (as defined in section 3.3) with a per share exercise price of $7.50 outstanding as of the Valuation Date, and "Valuation Date" is the date of commencement of the ten trading-day period during which the Wintrust Common Stock Price is determined.

                  (i) If the Wintrust Common Stock Price is at least $25.00 and no greater than $35.00, the Exchange Ratio shall be equal to the quotient of $X divided by the Wintrust Common Stock Price.

                  (ii) If the Wintrust Common Stock Price is less than $25.00, the Exchange Ratio shall be equal to the quotient of $X divided by $25.00.

                  (iii) If the Wintrust Common Stock Price is greater than $35.00, the Exchange Ratio shall be equal to the quotient of $X divided by $35.00.

         (d) Warrant Consideration.

                  (i) At the Effective Time, each outstanding Warrant shall be converted into the right to receive an amount (the "Warrant Consideration") in cash equal to the number of shares of Company Common Stock subject to such Warrant multiplied by the difference between (i) $X (as determined using the formula above) and (ii) the per share exercise price associated with such Warrant.

                  (ii) The Company shall provide to Wintrust, not less than five
         (5) business days prior to the Closing Date, copies of an agreement in the form of Exhibit A attached hereto (the "Warrant Cancellation Agreement") executed by each of the holders of outstanding Warrants acknowledging their agreement and consent to such terms of conversion.

         (e) Effect on Capital Stock; Dissenting Shares.

                  (i) All of the shares of Company Common Stock converted into Wintrust Common Stock in accordance with this Article I shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to (1) receive, in accordance with Section 2.3(a), a certificate representing the number of whole shares of Wintrust Common Stock determined pursuant to this Section 1.4 and cash in lieu of any fractional shares thereof determined pursuant to Section 2.2, or (2) exercise dissenters' rights in accordance with, and subject to the provisions of, the DGCL, as described below.

                  (ii) Any holder of Company Common Stock otherwise entitled to receive Wintrust Common Stock in exchange for his or her shares shall be entitled to demand payment of the fair cash value of such shares as specified in Section 262 of the DGCL if the holder follows the procedures specified therein (such shares hereinafter referred to as "Dissenting Shares"). Any holder of Dissenting Shares shall not, after the Effective Time, be entitled to receive shares of Wintrust Common Stock pursuant to this Agreement, or be entitled to vote for any purpose or receive any dividends or other distributions with respect to such Wintrust Common Stock; provided, however, that shares of Company Common Stock held by a dissenting shareholder who subsequently withdraws a demand for payment, fails to comply with the requirements of the DGCL, or otherwise fails to establish the right of such shareholder to be paid the fair cash value of such shareholder's shares under the DGCL shall be deemed to be converted into shares of Wintrust Common Stock pursuant to the terms and conditions specified herein.

         1.5      Company Stock Options.

         (a) At the Effective Time, each option granted by the Company under the terms of the Company's 1998 Omnibus Stock Incentive Plan (the "Company Option Plan") to purchase shares of Company Common Stock that is outstanding and unexercised immediately prior to the Effective Time (an "Outstanding Company Option"), shall be converted into an option to purchase shares of Wintrust Common Stock (a "Converted Option"), in such number and at such exercise price as set forth herein, and otherwise having the same terms and conditions as in effect immediately prior to the Effective Time except to the extent that such Outstanding Company Options shall be altered in accordance with their terms as a result of the Merger contemplated hereby, as follows: (i) the number of shares of Wintrust Common Stock to be subject to the Converted Option shall be equal to the product of (1) the number of shares of Company Common Stock subject to the original Outstanding Company Option and (2) the Exchange Ratio; (ii) the exercise price per share of Wintrust Common Stock under the Converted Option shall be equal to (1) the exercise price per share of Company Common Stock under the original Outstanding Company Option divided by (2) the Exchange Ratio; and
(iii) upon exercise of each Converted Option by a holder thereof, the aggregate number of shares of Wintrust Common Stock deliverable upon such exercise shall be rounded down, if necessary, to the nearest whole share and the aggregate exercise price shall be rounded up, if necessary, to the nearest cent.

         (b) The adjustments provided herein with respect to any Outstanding Company Options that are "incentive stock options" (as defined in Section 422 of the Code) shall be effected in a manner consistent with the requirements of
Section 424(a) of the Code.

         (c) The Company Option Plan shall be amended, effective as of the Effective Time, to provide for the conversion of Outstanding Company Options in accordance with Section 1.5(a) (the "Plan Amendment"). The Company shall provide to Wintrust, not less than five (5) business days prior to the Closing Date, copies of an agreement in the form of Exhibit B attached hereto (the "Option Conversion Agreement") from each of the holders of Outstanding Company Options acknowledging their agreement and consent to the Plan Amendment and to such terms of conversion set forth in this Section 1.5.

         1.6 Cancellation of Treasury Shares. At the Effective Time, each share of Company Common Stock held as treasury stock, if any, immediately prior to the Effective Time shall automatically be cancelled and retired and cease to exist, and no shares of Wintrust Common Stock or other consideration shall be exchanged therefor.

         1.7 Capital Stock of Merger Co. Each share of common stock of Merger Co. issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $1.00, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding capital stock of the Surviving Corporation.

         1.8 Recapitalization. In the event that Wintrust changes (or establishes a record date for changing) the number of shares of Wintrust Common Stock issued and outstanding as a result of a stock dividend, stock split, recapitalization, reclassification, combination or similar transaction with respect to the outstanding shares of Wintrust Common Stock, and the record date therefor shall be after the date of this Agreement and prior to the Effective Time, then the conversion provisions described in Section 1.4(a) shall be appropriately and proportionately adjusted.

         1.9 Tax Treatment. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a "plan of reorganization" for purposes of Section 368 of the Code.

         1.10 Closing. The consummation of the transactions contemplated by this Agreement shall take place at a closing (the "Closing") to be held on the fifth business day following the date on which all of the conditions set forth in Sections 7.3 and 7.4 of this Agreement have been satisfied or on such other date as Wintrust and the Company may mutually agree (the "Closing Date"). In the event of the filing of any motion for rehearing or any appeal from the decision of any regulatory authority approving the transactions contemplated in this Agreement or any legal proceedings of the type contemplated by Sections 7.6 or 8.6, Wintrust or the Company may postpone the Closing by written notice to the other parties until such approvals have been obtained or such motion, appeal or litigation has been resolved, but in no event shall such Closing be postponed beyond the close of business on January 31, 2004 (except as may be extended pursuant to Section 10.2(b)) without the consent of the boards of directors of Wintrust and the Company. To the extent reasonably practicable and so long as not in contravention of any other term or condition of this Agreement (and assuming the conditions set forth in Sections 7.3 and 7.4 have been satisfied), Wintrust shall use its reasonable efforts to coordinate the timing of the Closing so that the Effective Time and the exchange of certificates described in
Section 2.3 may occur prior to the record date for the then next regularly scheduled dividend to be paid with respect to Wintrust Common Stock; provided, however, that the foregoing shall not, and shall not be interpreted to, supersede any of the requirements set forth in Section 2.3(f). The Closing shall take place at 10:00 a.m., local time, on the Closing Date at the offices of Schiff Hardin & Waite, 6600 Sears Tower, Chicago, Illinois, or at such other place and time upon which the parties may agree.

                                    ARTICLE 2
                            EXCHANGE OF CERTIFICATES

         2.1 Wintrust to Make Shares and Cash Available. At or prior to the Effective Time, Wintrust shall authorize the issuance of and shall make available to the Illinois Stock Transfer Company (the "Exchange Agent"), for the benefit of the holders of certificates of Company Common Stock (the "Company Stock Certificates") and the Warrants, for exchange in accordance with this
Article II, a sufficient number of certificates for shares of Wintrust Common Stock (the "Wintrust Stock Certificates") to be issued pursuant to Section 1.4(a), and sufficient cash for payment of (a) the Warrant Consideration in accordance with Section 1.4(b) and (b) cash in lieu of any fractional shares of Wintrust Common Stock in accordance with Section 2.2. Such Wintrust Stock Certificates and cash, together with any dividends or distributions with respect thereto paid after the Effective Time, are referred to in this Article II as the "Conversion Fund." Wintrust shall be solely responsible for the payment of any fees and expenses of the Exchange Agent.

         2.2 No Fractional Shares. Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Wintrust Common Stock shall be issued in the Merger. Each holder of shares of Company Common Stock who would otherwise be entitled to receive a fractional part of a share of Wintrust Common Stock pursuant to Section 1.4(a) shall instead be entitled to receive an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying the Wintrust Common Stock Price (as determined in accordance with Section 1.4(a)) by the fractional share of Wintrust Common Stock to which such former holder would otherwise be entitled.

         2.3      Exchange of Certificates; Surrender of Warrants.

         (a) As soon as practicable after the Effective Time, and in no event later than five (5) business days thereafter, the Surviving Corporation shall cause the Exchange Agent, pursuant to documentation reasonably satisfactory to Wintrust and the Company, to mail to each holder of record of one or more Company Stock Certificates or Warrants a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Company Stock Certificates and/or Warrants shall pass, only upon delivery of such certificates and/or Warrants to the Exchange Agent) and instructions for use in effecting the surrender of the Company Stock Certificates and the Warrants pursuant to this Agreement.

                  (i) Upon proper surrender of a Company Stock Certificate for exchange to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor, as applicable, (1) a Wintrust Stock Certificate representing that number of whole shares of Wintrust Common Stock to which such holder of Company Common Stock shall have become entitled pursuant to Section 1.4(a) (after taking into account all shares of Company Common Stock then held by such holder), and (2) a check representing the amount of any cash in lieu of fractional shares that such holder has the right to receive pursuant to

         Section 2.2 in respect of such Company Stock Certificate, and the Company Stock Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on any cash in lieu of fractional shares payable to holders of Company Stock Certificates.

                  (ii) Upon proper surrender of a Warrant for exchange to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Warrant shall be entitled to receive in exchange therefor a check representing the amount of Warrant Consideration to which such holder shall have become entitled pursuant to Section 1.4(b) (after taking into account all Warrants then held by such holder), and the Warrant so surrendered shall forthwith be canceled. No interest will be paid or accrued on any Warrant Consideration payable to holders of Warrants.

         (b) If any Wintrust Stock Certificate is to be issued in a name other than that in which the Company Stock Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Company Stock Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a Wintrust Stock Certificate in any name other than that of the registered holder of the Company Stock Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

         (c) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock or Warrants that were issued and outstanding immediately prior to the Effective Time.

         (d) Any portion of the Conversion Fund that remains unclaimed by the shareholders of the Company for twelve (12) months after the Effective Time shall be paid to the Surviving Corporation. Any shareholders of the Company who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for the issuance of certificates representing shares of Wintrust Common Stock and the payment of cash in lieu of any fractional shares and any unpaid dividends and distributions on Wintrust Common Stock deliverable in respect of each share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon, and any holders of Warrants who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for the payment of the Warrant Consideration, without any interest thereon. Notwithstanding the foregoing, none of Wintrust, the Surviving Corporation, the Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock or Warrants, for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

         (e) In the event any Company Stock Certificate or Warrant shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Stock Certificate or Warrant to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such person of a bond in such amount as the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Company Stock Certificate or Warrant, the Exchange Agent will issue in exchange for (i) such lost, stolen or destroyed Company Stock Certificate, a Wintrust Stock Certificate representing the shares of Wintrust Common Stock and cash in lieu of any fractional shares deliverable in respect thereof pursuant to this Agreement, or (ii) such lost, stolen or destroyed Warrant, the Warrant Consideration to which such holder shall have become entitled pursuant to Section 1.4(b).

         (f) No dividends or other distributions declared with respect to Wintrust Common Stock and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate until the holder thereof shall surrender such Company Stock Certificate in accordance with this Article II. Promptly after the surrender of a Company Stock Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which theretofore had become payable with respect to shares of Wintrust Common Stock represented by such Company Stock Certificate. No holder of an unsurrendered Company Stock Certificate shall be entitled, until the surrender of such Company Stock Certificate, to vote the shares of Wintrust Common Stock into which Company Common Stock shall have been converted.

                                    ARTICLE 3
              REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY

         The Company hereby represents and warrants to Wintrust and Merger Co. as follows:

         3.1 Organization.

         (a) The Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"), is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the corporate power and authority to own its properties and to carry on its business as presently conducted. The Company is duly qualified and in good standing as a foreign corporation in each other jurisdiction where the location and character of its properties and the business conducted by it require such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on the Company. As used in this Agreement, "Material Adverse Effect" shall mean a material adverse effect on (i) the business, assets, properties, results of operations or financial condition of a Party and its subsidiaries, taken as a whole, or (ii) the ability of a Party to consummate the Merger; provided, however, that a Material Adverse Effect shall not be deemed to result from: (1) changes in banking and similar laws of general applicability or interpretations thereof by Governmental Authorities, or other changes affecting depository institutions generally, including changes in general economic conditions and changes in prevailing interest and deposit rates; (2) changes in generally accepted accounting principles ("GAAP") or regulatory accounting requirements applicable to banks and their holding companies; (3) changes resulting from transaction expenses incurred in connection with this Agreement and the Merger, including reasonable legal, accounting and investment bankers' fees; and (4) the payment by the Company or the Bank of amounts due to, or provision of any other benefits to, any officers or employees of the Company or the Bank (as defined in Section 3.1(b)) in accordance with the terms of any employment agreements or Benefit Plans (as defined in Section 3.20(a)).

         (b) Other than Village Bank and Trust, Arlington Heights (the "Bank"), the Company does not own, whether directly or indirectly, any voting stock, equity securities or membership, partnership, joint venture or similar ownership interest in any corporation, association, partnership, limited liability company or other entity.

         (c) The Bank is a state bank duly chartered and organized, validly existing and authorized to transact the business of banking under the laws of the State of Illinois, and has the requisite power and authority to own its properties and to carry on its business as presently conducted.

         3.2 Organizational Documents; Minutes and Stock Records. The Company has furnished Wintrust with copies of the certificate of incorporation and by-laws of the Company and the charter and by-laws of the Bank, in each case as amended to the date hereof, and with such other documents as requested by Wintrust relating to the authority of the Company and the Bank to conduct their respective businesses. All such documents are complete and correct. The stock registers and minute books of the Company and the Bank are each complete, correct and accurately reflect, in each case in all material respects, all meetings, consents, and other actions of the organizers, incorporators, shareholders, board of directors, and committees of the board of directors of the Company and the Bank, respectively, and all transactions reported to the Company or the Bank, as the case may be, by its respective shareholders, in such entity's capital stock occurring since the initial organization of the Company and the Bank, respectively.

         3.3 Capitalization.

         (a) The Company. The authorized capital stock of the Company consists of (i) 5,000,000 shares of common stock, par value $0.01 per share, of which 1,052,054 shares are issued and outstanding as of the date of this Agreement and 523,414 shares are held in treasury, and (ii) 500,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding. The issued and outstanding shares of Company Common Stock have been duly and validly authorized and issued and are fully paid and nonassessable. The Company has issued and has outstanding warrants for the purchase of 300,000 shares of Company Common Stock (the "Warrants"); set forth on schedule 3.3(a) are the beneficial and record holders of the Warrants, each such holder's number of Warrants, and the corresponding exercise prices of such Warrants. The Warrants have been duly authorized by all necessary corporate action (including shareholder approval if necessary), have been validly executed, issued and delivered by the Company, constitute the legal, valid and binding obligations of the Company, and are enforceable as to the Company in accordance with their terms. The shares of Company Common Stock to be issued upon exercise of the Warrants are validly authorized and, upon such exercise of the Warrants in accordance with their terms, will be validly issued, fully paid, and nonassessable. The Company Common Stock is subject to no preferences, qualifications, limitations, restrictions or special or relative rights under the Company's certificate of incorporation. Except for the Warrants and the Outstanding Company Options under the Company Option Plan, there are no options, agreements, contracts, or other rights in existence to purchase or acquire from the Company any shares of capital stock of the Company, whether now or hereafter authorized or issued.

         (b) The Bank. The authorized capital stock of the Bank consists of 100,000 shares of common stock, par value $10.00 per share, all of which are issued and outstanding and are owned of record and beneficially by the Company. The issued and outstanding shares of common stock of the Bank have been duly and validly authorized and issued and are fully paid and nonassessable, and are free of preemptive rights. Except as set forth on Schedule 3.3(b), there are no options, agreements, contracts, or other rights in existence to purchase or acquire from the Bank any shares of capital stock of the Bank, whether now or hereafter authorized or issued. The Bank does not own, whether directly or indirectly, any voting stock, equity securities or membership, partnership, joint venture or similar ownership interest in any corporation, association, partnership, limited liability company or other entity.

         3.4 Authorization; No Violation. The execution and delivery of this Agreement and the performance of the Company's obligations hereunder have been duly and validly authorized by the Board of Directors of the Company (the "Company Board"), and do not violate or conflict with the Company's certificate of incorporation, by-laws, the DGCL, or any applicable law, court order or decree to which the Company or the Bank is a party or subject, or by which the Company, the Bank or their respective properties are bound, subject to the approval of this Agreement and the Merger by the shareholders of the Company. Except as set forth on Schedule 3.4, the execution and delivery of this Agreement and the performance of the Company's obligations hereunder do not and will not result in any default or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture or other agreement by which the Company, the Bank or their respective properties are bound. This Agreement, when executed and delivered, and subject to the approval of the Company's shareholders and the regulatory approvals described in
Section 7.3, will be a valid, binding and enforceable obligation of the Company, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors generally and to general principles of equity.

         3.5 Consents and Approvals. No consents or approvals of, or filings or registrations with, any court, administrative agency or commission or other governmental authority or instrumentality (each, a "Governmental Authority") or with any third party are necessary in connection with the execution and delivery by the Company of this Agreement and the consummation by the Company of the Merger except for (a) those agreements, plans, policies, etc. set forth on
Schedule 3.5, (b) the filing by Wintrust of an application (the "Federal Reserve Application") with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the BHCA, (c) the filing by Wintrust of an application (the "IOBRE Application") with the Illinois Office of Banks and Real Estate (the "IOBRE") under the Illinois Bank Holding Company Act of 1957, (d) the filing with the Securities and Exchange Commission (the "Commission") of a proxy statement in definitive form and a registration statement on an appropriate form under the Securities Act of 1933, as amended (the "Securities Act"), relating to the meeting of the Company's shareholders to be held in connection with this Agreement and the Merger and the registration of the shares of Wintrust Common Stock (the "Proxy Statement/Prospectus"), (e) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware under the DGCL, and
(f) the approval of this Agreement and the Merger by the requisite vote of the shareholders of the Company.

         3.6 Financial Statements. Schedule 3.6 sets forth true and complete copies of the following financial statements (collectively, the "Financial Statements"): (a) the audited consolidated balance sheets of the Company as of December 31, 2002 and 2001 and the related statements of income, changes in stockholders' equity and cash flows for the fiscal years then ended, and (b) the quarterly FFEIC reports filed by the Bank since January 1, 2003 (the "Interim Financial Statements"). The Financial Statements (i) are complete, (ii) are true and correct in all material respects as of their respective dates and (iii) have been prepared in conformity with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in any notes thereto). Each balance sheet (including any related notes) included in the Financial Statements presents fairly the financial position of the Company as of the date thereof, and each income statement (including any related notes) and statement of cash flow included in the Financial Statements presents fairly the results of operations and cash flow, respectively, of the Company for the period set forth therein; provided, however, that the Interim Financial Statements contain all adjustments necessary for a fair presentation, subject to normal, recurring year-end adjustments (which adjustments will not be, individually or in the aggregate, material), and lack footnotes. Each of the audited Financial Statements has been audited by Crowe Chizek & Company, LLP, who have expressed an unqualified opinion on such Financial Statements. The books, records and accounts of the Company accurately and fairly reflect, in reasonable detail, all transactions and all items of income and expense, assets and liabilities and accruals relating to the Company.

         3.7 No Undisclosed Liabilities. Except as set forth on Schedule 3.7, the Company has no liabilities, whether accrued, absolute, contingent, or otherwise, existing or arising out of any transaction or state of facts existing on or prior to the date hereof, except (a) as and to the extent disclosed, reflected or reserved against in the Financial Statements, (b) as and to the extent arising under contracts, commitments, transactions, or circumstances identified in the Schedules provided for herein, excluding any liabilities for Company breaches thereunder, and (c) liabilities, not material in the aggregate and incurred in the ordinary course of business, which, under GAAP, would not be required to be reflected on a balance sheet prepared as of the date hereof. For purposes of the preceding subsection (c), any liabilities incurred in connection with litigation or judicial, administrative or arbitration proceedings or claims against the Company shall not be deemed to be incurred in the ordinary course of business.

         3.8      Loans; Allowance for Loan Losses.

                  (a) Each outstanding loan, loan agreement, note, lease or other borrowing agreement, any participation therein and any guaranty, renewal or extension thereof (collectively, "Loans") reflected on the books and records of the Bank is evidenced by appropriate and sufficient documentation in all material respects and constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights and remedies generally from time to time in effect and by applicable laws which may effect the availability of equitable remedies. No obligor named in any Loan has provided notice (whether written or, to the knowledge of the Company, oral) to the Company or the Bank that such obligor intends to attempt to avoid the enforceability of any term of any Loan under any such laws or equitable remedies, and no Loan is subject to any valid defense, set-off, or counterclaim that has been asserted with respect to such Loan. All Loans that are secured, as evidenced by the appropriate and sufficient ancillary security documents, are so secured by valid and enforceable liens. Neither the Bank nor the Company has entered into any loan repurchase agreements.

                  (b) The allowance for loan losses shown on each of the balance sheets contained in the Financial Statements are adequate in the reasonable judgment of the Company and are consistent with the standards of the FDIC and GAAP to provide for losses, net of recoveries relating to loans previously charged off on loans outstanding (including accrued interest receivable) as of the applicable date of such balance sheet. The aggregate loan balances of the Bank as of May 31, 2003 in excess of such reserves as shown on the Interim Balance Sheet are, to the knowledge of the Company, collectible in accordance with their respective terms.

         3.9      Properties and Assets.

                  (a) Real Property. Attached as Schedule 3.9(a) is a Schedule of Real Property, which sets forth a complete and correct description of all real property owned or leased by the Company or the Bank or in which either the Company or the Bank has an interest (other than as a mortgagee), including all real property carried by the Bank as Other Real Estate Owned ("OREO"). The Company and the Bank own, or have a valid right to use or a leasehold interest in, all real property used by them in the conduct of their respective businesses as such businesses are presently conducted. Except as otherwise set forth on
Schedule 3.9(a), the ownership or leasehold interest of the Company or the Bank in such real property (excluding OREO) is not subject to any mortgage, pledge, lien, option, conditional sale agreement, encumbrance, security interest, title exceptions or restrictions or claims or charges of any kind (collectively, "Encumbrances"), except for Permitted Encumbrances. As used in this Agreement, "Permitted Encumbrances" shall mean (i) Encumbrances arising under conditional sales contracts and equipment leases with third parties under which the Company or the Bank is not delinquent or in default, (ii) carriers', workers', repairers', materialmen's, warehousemen liens' and similar Encumbrances incurred in the ordinary course of business, (iii) Encumbrances for taxes not yet due and payable, or that are being contested in good faith and for which proper reserves have been established and reflected on the Interim Balance Sheet, and (iv) zoning and similar restrictions on the use of real property. All material certificates, licenses and permits required for the lawful use and occupancy of any real property by the Company or the Bank, as the case may be, have been obtained and are in full force and effect. Except as otherwise set forth on Schedule 3.9(a), all OREO is the subject of a recent appraisal that complies with applicable regulatory requirements and is carried on the Bank's books at an amount which does not exceed its current appraised value.

                  (b) Personal Property. Attached as Schedule 3.9(b)(i) is a Schedule of Tangible Personal Property which sets forth a complete and correct description of each item of tangible personal property owned by the Company or the Bank or used by the Company or the Bank in the conduct of their businesses that is reflected as a capital asset on the Interim Balance Sheet. Except as otherwise set forth on Schedule 3.9(b)(ii), all such personal property is owned by the Company or the Bank, all such property is owned free and clear of any Encumbrances except for Permitted Encumbrances, and all such property is in good working condition, normal wear and tear excepted.

                  (c) Assets. The assets reflected on the Interim Balance Sheet or identified in this Agreement or on the Schedules provided for herein include all of the assets (i) owned by the Company or the Bank, except for those subsequently disposed of by the Company or the Bank for fair value in the ordinary course of business, and (2) used or intended for use by the Company or the Bank in the conduct of their respective businesses.

         3.10 Material Contracts. Attached as Schedule 3.10 is a Schedule of Material Contracts. The Company has previously delivered to Wintrust true and complete copies of all Material Contracts. "Material Contracts" include every contract, commitment, or arrangement, whether written or oral (and the Company has delivered to Wintrust written descriptions of the terms and conditions of all oral Material Contracts), of a material nature under which the Company or the Bank is obligated on the date hereof, including the following:

                  (a) all consulting arrangements, and contracts for professional, advisory, and other services, including contracts under which the Company or the Bank performs services for others;

                  (b) all leases of real estate and personal property;

                  (c) all contracts, commitments and agreements for the acquisition, development or disposition of real or personal property other than conditional sales contracts and security agreements whereunder total future payments are, in each instance, less than $25,000;

                  (d) all contracts relating to the employment, engagement, compensation or termination of directors, officers, employees, consultants or agents of the Company or the Bank, and all pension, retirement, profit sharing, stock option, stock purchase, stock appreciation, insurance or similar plans or arrangements for the benefit of any employees, officers or directors of the Company, including all Benefit Plans as defined in Section 3.20;

                  (e) all loans, loan commitments, promissory notes, letters of credit or other financial accommodations or arrangements or evidences of indebtedness, including modifications, waivers or amendments thereof, extended to or for the benefit of the Company or the Bank;

                  (f) all loans, loan commitments, promissory notes, letters of credit or other financial accommodations or arrangements or evidences of indebtedness, including modifications, waivers or amendments thereof, extended to or for the benefit of any single borrower or related group of borrowers if the aggregate amount of all such loans, loan commitments, promissory notes, letters of credit or other financial accommodations or arrangements or evidences of indebtedness extended to such borrower or related group of borrowers exceeds $350,000;

                  (g) all union and other labor contracts;

                  (h) all agreements, contracts, mortgages, loans, deeds of trust, leases, commitments, indentures, notes, instruments and other arrangements which are with officers or directors of the Company or the Bank, any "affiliates" of the Company or the Bank within the meaning of Section 23A of the Federal Reserve Act or any record or beneficial owner of 5% or more of Company Common Stock, or any member of the immediate family or a related interest (as such terms are defined in 12 C.F.R. ss.215.2(m)) of any such person, excepting any ordinary and customary loans and deposits that comply with applicable banking regulations;

                  (i) any contract involving total future payments by the Company or the Bank of more than $25,000 or which requires performance by the Company or the Bank beyond the second anniversary of the Closing Date, that by its terms does not terminate or is not terminable by the Company or the Bank without penalty within 30 days after the date of this Agreement;

                  (j) except for provisions of the certificate of incorporation and by-laws of the Company and the charter and by-laws of the Bank, all contracts under which the Company or the Bank has any obligation, direct, indirect, contingent or otherwise, to assume or guarantee any liability or to indemnify any person (other than in a fiduciary capacity);

                  (k) all joint venture or marketing agreements with any other person or entity; and

                  (l) all other material contracts, made other than in the usual or ordinary course of business of the Company or the Bank, to which the Company or the Bank is a party or under which the Company or the Bank is obligated.

         3.11 No Defaults. Each of the Company and the Bank has fulfilled and taken all action reasonably necessary to date to enable it to fulfill, when due, all of its material obligations under all Material Contracts to which it is a party. There are no defaults by the Company or the Bank under any Material Contract, and no events have occurred that, with the lapse of time or the election of any other party, will become defaults by the Company or the Bank. To the Company's knowledge, no breach or default by any other party under any Material Contract has occurred or is threatened that will or could impair the ability of the Company or the Bank to enforce any of its rights under such Material Contract in any material respect.

         3.12 Conflict of Interest Transactions. Except as set forth on the Schedule of Interested Transactions, attached hereto as Schedule 3.12, no principal officer or director of the Company or the Bank, or holder of 10% or more of the Company Common Stock or any member of the immediate family or a related interest (as such terms are defined in 12 C.F.R. ss.215.2(m)) of such person: (a) has any direct or indirect interest in (i) any entity which does business with the Company or the Bank or (ii) any property or asset which is owned or used by the Company or the Bank in the conduct of its business; or (b) has any financial, business or contractual relationship or arrangement with the Company or the Bank, excluding any agreements and commitments entered into in respect of the Bank's acceptance of deposits and investments or the making of any loans, in each case in the Bank's ordinary course of business.

         3.13     Investments.

                  (a) Set forth on Schedule 3.13(a) is a complete and correct list and description as of June 30, 2003, of all investment and debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell that are owned by the Company or the Bank, other than in a fiduciary or agency capacity (the "Investment Securities"). The Company and the Bank each has good and marketable title to all Investment Securities held by it, free and clear of all Encumbrances, except for Permitted Encumbrances, and except to the extent such Investment Securities are pledged in the ordinary course of business consistent with prudent banking practices to secure the obligations of the Company or the Bank. The Investment Securities are valued on the books of the Company and the Bank in accordance with GAAP.

                  (b) Except as set forth on Schedule 3.13(b) and as may be imposed by applicable securities laws, none of the Investment Securities is subject to any restriction, whether contractual or statutory, that materially impairs the ability of the Company or the Bank freely to dispose of such investment at any time. With respect to all material repurchase agreements to which the Company or the Bank is a party, the Company or the Bank, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

                  (c) Except as set forth on Schedule 3.13(c), neither the Company nor the Bank has sold or otherwise disposed of any Investment Securities in a transaction in which the acquiror of such Investment Securities or other person has the right, either conditionally or absolutely, to require the Company or the Bank to repurchase or otherwise reacquire any such Investment Securities.

                  (d) There are no interest rate swaps, caps, floors, option agreements or other interest rate risk management arrangements to which the Company or the Bank is bound.

         3.14     Compliance with Laws; Legal Proceedings.

                  (a) The Company and the Bank are in compliance in all material respects with all applicable federal, state, county and municipal laws and regulations (i) that regulate or are concerned in any way with the ownership and operation of banks or the business of banking or of acting as a fiduciary, including those laws and regulations relating to the investment of funds, the taking of deposits, the lending of money, the collection of interest, the extension of credit and the location and operation of banking facilities, or
(ii) that otherwise relate to or affect the business or assets of the Company or the Bank or the assets owned, used, occupied or managed by either of them, except for violations which either individually or in the aggregate do not have a Material Adverse Effect on the Company. The Company and the Bank hold all material licenses, certificates, permits, franchises and rights from all appropriate federal, state or other Governmental Authorities necessary for the conduct of their businesses and the ownership of their assets.

                  (b) Except as set forth on Schedule 3.14(b), there are no claims, actions, suits or proceedings pending or, to the knowledge of the Company, threatened or contemplated against or affecting the Company or the Bank, at law or in equity, or before any federal, state or other Governmental Authority or any arbitrator or arbitration panel, whether by contract or otherwise, and there is no decree, judgment or order or supervisory agreement of any kind in existence against or restraining the Company or the Bank from taking any action of any kind in connection with the business of the Company or the Bank. Since November 19, 2002, except as set forth on Schedule 3.14(b), neither the Company nor the Bank has received from any federal, state or other Governmental Authority any notice or threat (whether written or, to the knowledge of the Company or the Bank, oral) of enforcement actions, or any criticism, recommendation or suggestion of a material nature, and neither the Company nor the Bank has any reasonable basis for believing that any such notice or threat, criticism, recommendation or suggestion not otherwise disclosed herein is contemplated.

         3.15 Insurance. Attached as Schedule 3.15 is a Schedule of Insurance, which sets forth a complete and correct list of all policies of insurance (a) in which the Company or the Bank is named as an insured party or (b) pursuant to which the business, assets or properties of the Company or the Bank are insured and which are owned or carried by the Company or the Bank. The Company and the Bank has in full force and effect policies of insurance issued by reputable insurance companies against loss or damage of the kinds and in the amounts identified in the policy summaries, and all premiums and costs with respect thereto are set forth on Schedule 3.15. Neither the Company nor the Bank has received notice (whether written or, to the knowledge of the Company, oral) from any party of interest in or to any such policies claiming any breach or violation of any provisions thereof, disclaiming or denying coverage thereof or canceling or threatening cancellation of any such insurance contracts.

         3.16 Taxes. The Company and the Bank have each duly and timely filed
(a) all federal, state and local income, real and personal property and employment tax returns, (b) all material franchise, excise and value-added tax returns, and (c) all other material returns required to be filed or delivered by the Company or the Bank (respectively) in connection with the Company's or the Bank's business and operations (collectively, "Returns"), all information included in such Returns is accurate in all material respects, and all taxes required to be shown on such Returns as payable by the Company or the Bank with respect to the income of the Company or the Bank have been paid when due. No application for an extension of time for filing any Return or consent to any extension of the period of limitations applicable to the assessment or collection of any tax is in effect with respect to the Company or the Bank. Neither the Company nor the Bank is delinquent in the payment of any taxes claimed to be due from the Company or the Bank by any taxing authority, and adequate provisions for taxes (including any penalties and interest) payable by the Company have been made on the books of the Company and on the most recent of the Financial Statements. The Company has not received any notice (whether written or, to the knowledge of the Company, oral) of any proposed audit or proposed deficiency for any duty, tax, assessment or governmental charge due from the Company with respect to the business and operations of the Company, and there are no pending audits or claims with respect thereto.

         3.17     Environmental Laws and Regulations.

                  (a) Except as set forth on Schedule 3.17, the Company and the Bank have been and are in compliance in all material respects with all applicable federal, state, county and municipal laws, regulations, authorizations, licenses, approvals, permits and orders relating to air, water, soil, solid waste management, hazardous or toxic substances, or the protection of health or the environment (collectively, "Environmental Laws"), including compliance in all material respects with all such Environmental Laws as they may relate to the conduct of the businesses of the Company and the Bank and the ownership of their respective properties and assets.

                  (b) Except as set forth on Schedule 3.17:

                           (i) there are no claims, actions, suits or proceedings pending or, to the knowledge of the Company, threatened or contemplated against, or involving, the Company or the Bank or any assets of the Company or the Bank, under any of the Environmental Laws (whether by reason of any failure to comply with any of the Environmental Laws or otherwise);

                           (ii) no decree, judgment or order of any kind under any of the Environmental Laws has been entered against the Company or the Bank;

                           (iii) neither the Company nor the Bank:

                                    (i) is or was a generator or transporter of
                  hazardous waste, or the owner, operator, lessor, sublessor, lessee or, to its knowledge, mortgagee of a treatment, storage, or disposal facility or underground storage tank as those terms are defined under the Resource Conservation and Recovery Act, as amended, or regulations promulgated thereunder, or of real property on which such a treatment, storage or disposal facility or underground storage tank is or was located;

                                    (ii) owns, operates, leases, subleases or to
                  its knowledge, holds a security interest in, or owned, operated, leased or subleased (A) any facility at which any Hazardous Substances (as defined below) were treated, stored, recycled, disposed or are or were installed or incorporated or
                  (B) any real property on which such a facility is or was located;

                                    (iii) arranged for the disposal or
                  treatment, arranged with a transporter for transport for disposal or treatment of Hazardous Substances at any facility from which there is a release or threat of release, or accepts or accepted Hazardous Substances for transport for disposal or treatment at any facility, as those terms are defined under the Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"); or

                                    (iv) is or was the holder of a security
                  interest where the party giving the security is or was the owner or operator of a treatment, storage or disposal facility, underground storage tank or any facility at which any Hazardous Substances are or were treated, stored, recycled or disposed and where either the Company or the Bank participates or participated in management decisions concerning the facility's waste disposal activities.

                  (c) To the Company's knowledge, there are no other facts, conditions or situations, whether now or heretofore existing, that could form the basis for any claim against, or result in any liability of, the Company or the Bank under any of the Environmental Laws.

                  (d) For purposes of this Section 3.18, "Hazardous Substance" shall mean a hazardous substance (as defined in CERCLA) and petroleum, including crude oil or any fraction thereof, but excluding underground crude oil in its natural unrefined state, prior to its initial extraction.

         3.18 Community Reinvestment Act Compliance. Neither the Company nor the Bank has received any notice of non-compliance with the applicable provisions of the Community Reinvestment Act ("CRA") and the regulations promulgated thereunder, and the Bank has received a CRA rating of satisfactory or better from the Federal Deposit Insurance Corporation (the "FDIC") or other applicable Governmental Authority. The Company knows of no facts or circumstances which would cause the Bank to fail to comply with such provisions or cause the CRA rating of the Bank to fall below satisfactory.

         3.19 Company Regulatory Reports. Since January 1, 2001, the Company and the Bank have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, required to be filed with the Federal Reserve, the FDIC and the IOBRE, and any other Governmental Authority or self-regulatory organization (except filings which individually or in the aggregate are not material to the business of the Company or the Bank) with jurisdiction over any of the activities of the Company or the Bank (the "Company Regulatory Reports"), and have paid all fees and assessments due and payable in connection therewith. As of their respective dates, the Company Regulatory Reports complied in all material respects with the statutes, rules and regulations enforced or promulgated by the applicable regulatory authority with which they were filed and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances under which they were made, not misleading.

         3.20     Employee Benefit Plans.

                  (a) The Schedule of Material Contracts, attached as Schedule 3.10, includes a complete and correct list of each employee benefit plan within the meaning of Section 3(3) of ERISA (the "ERISA Plans"), each compensation, consulting, employment or collective bargaining agreement, and each stock option, stock purchase, stock appreciation right, life, health, disability or other insurance or benefit, bonus, deferred or incentive compensation, severance or separation, profit sharing, retirement, or other employee benefit plan, practice, policy or arrangement of any kind, oral or written, covering employees or former employees of the Company or the Bank which the Company or the Bank maintains or contributes to (or, with respect to any employee pension benefit plan (as defined in Section 3(2) of ERISA) has maintained or contributed to since the date of its incorporation) or to which the Company or the Bank is a party or by which it is otherwise bound (collectively, together with the ERISA Plans, the "Benefit Plans"). None of the Benefit Plans is a "defined benefit plan" (as defined in Section 414(j) of the Code). Neither the Company nor the Bank has, and has ever had, an affiliate that would be treated as a single employer together with the Company or the Bank (an "ERISA Affiliate") under
Section 414 of the Code.

                  (b) Other than the Company Stock Option Plan and except as set forth on Schedule 3.20(b), neither the Company nor the Bank has entered into or maintained any Benefit Plan which includes any change of control provisions which would cause an increase or acceleration of benefits or benefit entitlements to employees or former employees of the Company or the Bank or any other increase in the liabilities of the Company or the Bank under such Benefit Plan as a result of the transactions contemplated by this Agreement.

                  (c) Neither the Company nor the Bank maintains or participates, and has ever maintained or participated, in a multiemployer plan within the meaning of Section 3(37) of ERISA. None of the Company, the Bank, any director or employee of the Company or the Bank, or any fiduciary of any ERISA Plan has engaged in any transaction in violation of Section 406 or 407 of ERISA or any "prohibited transaction" (as defined in Section 4975(c)(1) of the Code) for which no exemption exists under Section 408(b) of ERISA or Section 4975(d) of the Code in connection with such ERISA Plan. Neither the Company nor the Bank provides nor has ever provided medical benefits to former employees, except as required by Section 601 of ERISA.

                  (d) Each ERISA Plan that is intended to qualify under Section 401 and related provisions of the Code is the subject of a determination letter from the Internal Revenue Service, or satisfies the provisions of Internal Revenue Service Announcement 2001-77, Section II, if applicable, to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code.

                  (e) Each Benefit Plan is, and since its inception, has been administered in material compliance with its terms and with all applicable laws, rules and regulations governing such Benefit Plan, including the rules and regulations promulgated by the Department of Labor, the Pension Benefit Guaranty Corporation and the Internal Revenue Service under ERISA, the Code or any other applicable law. Neither the Company nor any affiliate of the Company that is a fiduciary with respect to any Benefit Plan, has breached any of the responsibilities, obligations or duties imposed on it by ERISA.

                  (f) There is no litigation, claim or assessment pending or, to the Company's knowledge, threatened by, on behalf of, or against any of the Benefit Plans or against the administrators or trustees or other fiduciaries of any of the Benefit Plans that alleges a violation of applicable state or federal law. To the Company's knowledge, there is no reasonable basis for any such litigation, claim or assessment.

                  (g) No Benefit Plan fiduciary or any other person has, or has had, to his, her or its knowledge, any liability to any Benefit Plan participant, beneficiary or any other person under any provisions of ERISA or any other applicable law by reason of any action or failure to act in connection with any Benefit Plan, including, but not limited to, any liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights.

                  (h) All accrued contributions and other payments to be made by the Company or the Bank to any Benefit Plan through the date hereof have been made or reserves adequate for such purposes have been set aside therefor and reflected in the Financial Statements. Neither the Company nor the Bank is in default in performing any of its contractual obligations under any of the Benefit Plans or any related trust agreement or insurance contract. There are no outstanding liabilities with respect to any Benefit Plan other than liabilities for benefits to be paid to participants in such Benefit Plan and their beneficiaries in accordance with the terms of such Benefit Plan.

                  (i) No Benefit Plan provides for payment of any amount which, considered in the aggregate with amounts payable pursuant to all other Benefit Plans, would exceed the amount deductible for federal income tax purposes by virtue of Section 280G or 162(m) of the Code.

                  (j) There are no obligations or liabilities, whether outstanding or subject to future vesting, for any post-retirement benefits to be paid to participants under any of the Benefit Plans.

         3.21     Technology and Intellectual Property.

                  (a) Attached as Schedule 3.21 is a Schedule of Intellectual Property, which sets forth a complete and correct list of all (i) registered trademarks, service marks, copyrights and patents; (ii) applications for registration or grant of any of the foregoing; (iii) unregistered trademarks, service marks, trade names, logos and assumed names; and (iv) licenses for any of the foregoing, in each case, owned by the Company or the Bank or used in or necessary to conduct the Company's or the Bank's business as presently conducted. The items on Schedule 3.21, together with all other trademarks, service marks, trade names, logos, assumed names, patents, copyrights, trade secrets, computer software, licenses, formulae, customer lists or other databases, business application designs and inventions currently used in or necessary to conduct the business of the Company as presently conducted constitute the "Intellectual Property."

                  (b) Except as set forth on Schedule 3.21, the Company or the Bank has ownership of, or such other rights by license, lease or other agreement in and to, the Intellectual Property as is necessary to permit the Company and the Bank to use the Intellectual Property in the conduct of their respective businesses as presently conducted. Neither the Company nor the Bank has received notice (whether written or, to the knowledge of the Company or the Bank, oral) alleging that the Company or the Bank has infringed or violated any trademark, trade name, copyright, patent, trade secret right or other proprietary right of others, and to the Company's knowledge, it has not committed any such violation or infringement. Other than as set forth on Schedule 3.21, to the Company's knowledge, there is no reason to believe that, upon consummation of the transactions contemplated hereby, the Company or the Bank will be in any way more restricted in its use of any of the Intellectual Property than it was on the date hereof under any contract to which the Company or the Bank is a party or by which it is bound, or that use of such Intellectual Property by the Company or the Bank will, as a result of such consummation, violate or infringe the rights of any person, or subject Wintrust, the Company or the Bank to liability of any kind, under any such contract.

         3.22 No Adverse Change. Other than as specifically disclosed in this Agreement, the Financial Statements, or the Schedules delivered pursuant to this Agreement, there has not occurred (a) since December 31, 2002 any Material Adverse Effect on the Company, or (b) any change or condition, event, circumstance, fact or other occurrence, whether occurring before or since December 31, 2002, that may reasonably be expected to have or result in a Material Adverse Effect on the Company. No fact or condition exists with respect to the Company or the Bank which the Company has reason to believe may cause the Federal Reserve Application or any of the other regulatory approvals referenced in Section 7.3 to be denied or unduly delayed.

         3.23 Conduct of Business in Normal Course. Except for actions taken in connection with entering into this Agreement, since December 31, 2002, the businesses of the Company and the Bank have been conducted only in the ordinary and usual course consistent with past practice.

         3.24 Change in Business Relationships. As of the date of this Agreement, neither the Company nor the Bank has received notice (whether written or, to the knowledge of the Company or the Bank, oral), whether on account of the transactions contemplated by this Agreement or otherwise, (a) that any customer, agent, representative, supplier, vendor or business referral source of the Company or the Bank intends to discontinue, diminish or change its relationship with the Company or the Bank, the effect of which would be material to the Company or the Bank, or (b) that any executive officer of the Company or the Bank intends to terminate or substantially alter the terms of his or her employment. There have been no complaints or disputes (in each case set forth in writing) with any customer, employee, agent, representative, supplier or vendor of the Bank or the Company that have not been resolved which are reasonably likely to be material to the Company.

         3.25 Brokers' and Finders' Fees. Neither the Company nor the Bank has incurred any liability for brokerage commissions, finders' fees, or like compensation with respect to the transactions contemplated by this Agreement.

         3.26 Section 280G. Neither the execution of this agreement nor the consummation of the transactions contemplated hereby (including, without limitation, such transactions as are embodied in ancillary agreements the forms of which are attached as exhibits hereto, or as are described in Schedules 3.7 and 5.1(e) of the Disclosure Schedules) will result in any payment that would be deemed an "excess parachute payment" under Section 280G of the Code.

                                    ARTICLE 4
                         REPRESENTATIONS AND WARRANTIES
                       CONCERNING WINTRUST AND MERGER CO.

         Wintrust and Merger Co. hereby jointly and severally represent to the Company as follows:

         4.1 Organization. Each of Wintrust and Merger Co. is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois, has the corporate power and authority to own its own properties and to carry on its business as it is now being conducted, and is duly qualified and in good standing as a foreign corporation in each jurisdiction where the location and character of its properties and the business conducted by it require such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on Wintrust. Merger Co. is a direct wholly-owned subsidiary of Wintrust, formed for the purpose of engaging in the Merger, and has not engaged, and will not engage prior to the Effective Time, in any activities other than those necessary to effectuate the transactions contemplated by this Agreement.

         4.2 Capitalization. The authorized capital stock of Wintrust consists of (i) 30,000,000 shares of common stock, no par value per share, of which 17,436,423 shares were issued and outstanding as of July 21, 2003, (ii) 20,000,000 shares of preferred stock, no par value per share, of which 100,000 shares are designated Junior Serial Preferred Stock A, no par value per share, and no shares of preferred stock are issued and outstanding, and (iii) no shares are held in treasury. As of July 21, 2003 there were (i) outstanding options in respect of 2,905,525 shares of Wintrust Common Stock, (ii) outstanding warrants for the purchase of 263,886 shares of Wintrust Common Stock, and (iii) preferred share purchase rights outstanding pursuant to the Rights Agreement between Wintrust and Illinois Stock Transfer Company, as Rights Agent, dated July 28, 1998. Such options, warrants and rights have been duly authorized by all necessary corporate action (including shareholder approval, if necessary). Such options and warrants have been validly executed, issued and delivered by Wintrust, and constitute the legal, valid and binding obligations of Wintrust, and are enforceable as to Wintrust in accordance with their terms. The shares of Wintrust Common Stock to be issued upon exercise of such options and warrants are validly authorized and, upon such exercise in accordance with their terms, will be validly issued, fully paid, and nonassessable. The

Wintrust Common Stock is subject to certain preferences, qualifications, limitations, restrictions or special or relative rights under Wintrust's articles of incorporation, a true and complete copy of which has been previously provided to the Company. Except for such options and warrants and preferred share purchase rights, there are no options, agreements, contracts or other rights in existence to purchase or acquire from Wintrust any shares of capital stock of Wintrust, whether now or hereafter authorized or issued, other than shares issuable pursuant to employee benefit or compensation plans referred to in the Wintrust SEC Document. Wintrust has reserved, and at the Effective Time will have, a number of authorized but unissued shares of Wintrust Common Stock sufficient for that amount required for the Conversion Fund under Section 2.1.

         4.3 Authorization; No Violations. The execution and delivery of this Agreement and the performance of Wintrust's and Merger Co.'s obligations hereunder have been duly and validly authorized by each of the Boards of Directors of Wintrust and Merger Co., do not violate or conflict with their respective articles of incorporation or by-laws, the Illinois Business Corporation Act (the "Illinois Act"), the DGCL, or any applicable law, court order or decree to which Wintrust or Merger Co. is a party or subject, or by which Wintrust or Merger Co. or any of their respective properties is bound, and require no further corporate or shareholder approval on the part of Wintrust and Merger Co. The execution and delivery of this Agreement and the performance of Wintrust's and Merger Co.'s obligations hereunder do not and will not result in any default or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture or other agreement by which Wintrust or Merger Co. is bound. This Agreement, when executed and delivered, will be a valid, binding and enforceable obligation of each of Wintrust and Merger Co., subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors generally and to general principles of equity.

         4.4 Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are necessary in connection with the execution and delivery by Wintrust or Merger Co. of this Agreement and the consummation by Wintrust and Merger Co. of the Merger except for (a) the filing by Wintrust of the Federal Reserve Application with the Federal Reserve under the BHCA, (b) the filing by Wintrust of the IOBRE Application with the IOBRE, (c) the filing with the Commission of the Registration Statement (as defined in Section 5.4(a)), and (d) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware under the DGCL.

         4.5      Wintrust SEC Documents and Financial Statements.

                  (a) Since January 1, 2000, Wintrust has timely filed all reports, registration statements and other documents (including any amendments thereto) required to be filed with the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations of the Commission (the "Wintrust SEC Documents"), and all such Wintrust SEC Documents have complied in all material respects, as of their respective filing dates and effective dates, as the case may be, with all applicable requirements of the Exchange Act. As of their respective filing and effective dates, none of the Wintrust SEC Documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (b) The audited consolidated financial statements contained or incorporated by reference in Wintrust's Annual Report on Form 10-K for the years ended December 31, 2000, 2001 and 2002 and the unaudited interim financial statements included in Wintrust's most recent Quarterly Report on Form 10-Q have been prepared in conformity with GAAP applied on a consistent basis, and, together with the notes thereto, present fairly the consolidated financial position of Wintrust and its subsidiaries at the dates shown and the consolidated results of their operations, changes in stockholders' equity and cash flows for the periods then ended. The interim financial statements as of, and for, the periods ending after December 31, 2002 included in Wintrust's Quarterly Reports on Form 10-Q, as filed with the Commission, include all adjustments necessary for a fair presentation of the financial position of Wintrust and its subsidiaries and the results of their operations for the interim periods presented, subject to normal, recurring year-end adjustments and the omission of footnote disclosure.

         4.6      Compliance with Laws; Legal Proceedings.

                  (a) Wintrust and its subsidiaries are each in compliance in all material respects with all applicable federal, state, county and municipal laws and regulations (i) that regulate or are concerned in any way with the ownership and operation of banks or the business of banking or of acting as a fiduciary, including those laws and regulations relating to the investment of funds, the taking of deposits, the lending of money, the collection of interest, the extension of credit and the location and operation of banking facilities, or (ii) that otherwise relate to or affect the business or assets of Wintrust or any of its subsidiaries or the assets owned, used, occupied or managed by Wintrust or any of its subsidiaries, except for such noncompliance which individually or in the aggregate would not have a Material Adverse Effect on Wintrust. Wintrust and its subsidiaries hold all material licenses, certificates, permits, franchises and rights from all appropriate federal, state or other Governmental Authorities necessary for the conduct of its business and the ownership of its assets.

                  (b) Except as may be disclosed in the Wintrust SEC Documents, there are no material claims, actions, suits or proceedings pending or, to the knowledge of Wintrust, threatened or contemplated against or affecting Wintrust, its subsidiaries or any of their respective institution-affiliated parties, at law or in equity, or before any federal, state or other Governmental Authority or any arbitrator or arbitration panel, whether by contract or otherwise, and there is no decree, judgment or order or supervisory agreement of any kind in existence against or restraining Wintrust, its subsidiaries or their respective institution-affiliated parties from taking any action of any kind in connection with their respective businesses.

         4.7 Wintrust Regulatory Reports. Since January 1, 2001, Wintrust and its subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, required to be filed with the Federal Reserve, the Office of the Comptroller of the Currency and any other Governmental Authority or self-regulatory organization with jurisdiction over any of the activities of Wintrust or its subsidiaries (the "Wintrust Regulatory Reports"), and have paid all fees and assessments due and payable in connection therewith. As of their respective dates, the Wintrust Regulatory Reports complied in all material respects with the statutes, rules and regulations enforced or promulgated by the applicable regulatory authority with which they were filed and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances under which they were made, not misleading.

         4.8 No Adverse Change. Except as disclosed in the Wintrust SEC Documents, this Agreement, or the Schedules delivered pursuant to this Agreement, there has not occurred (a) since December 31, 2002, any Material Adverse Effect on Wintrust or (b) any change or condition, event, circumstance, fact or other occurrence, whether occurring before or since December 31, 2002, that may reasonably be expected to have or result in a Material Adverse Effect on Wintrust. No fact or condition exists with respect to Wintrust or Merger Co. which Wintrust has reason to believe may cause the Federal Reserve Application or any of the other regulatory approvals referenced in Section 7.3 or 8.3 to be denied or unduly delayed.

         4.9 Brokers' and Finders' Fees. Neither Wintrust nor Merger Co. has incurred any liability for brokerage commissions, finders' fees, or like compensation with respect to the transactions contemplated by this Agreement.

         4.10 Taxation of the Merger. Neither Wintrust nor any subsidiary of Wintrust has engaged in any act that would preclude or adversely affect the Merger from qualifying as a tax-free reorganization under Section 368(a) of the Code.

                                    ARTICLE 5
                            AGREEMENTS AND COVENANTS

         5.1 Conduct of Business. During the period commencing on the date hereof and continuing until the Effective Time, the Company shall conduct the Company's business and shall cause the Bank to conduct its business in the usual and ordinary course consistent with prudent banking practice. Without limiting the foregoing, without the prior written consent of Wintrust, which consent shall not be unreasonably withheld:

                  (a) no change shall be made in the certificate of incorporation or by-laws of the Company or the charter or by-laws of the Bank;

                  (b) except with respect to the exercise of any Outstanding Company Option or Warrant, no change shall be made in the capitalization of the Company or the Bank or in the number of issued and outstanding shares of Company Common Stock or Warrants, except as expressly contemplated by Section 5.16;

                  (c) the compensation of officers or key employees of the Company or the Bank shall not be increased, nor any bonuses paid, except as set forth on Schedule 5.1(c);

                  (d) no Loans, or renewals or restructurings of Loans, in the amount of $650,000 or more (including Loans to any one borrower or related group of borrowers which, in the aggregate, equal or exceed $650,000) shall be made by the Bank except in the ordinary course of business and consistent with prudent banking practices and the Bank's current loan policies and applicable rules and regulations of applicable Governmental Authorities with respect to amount, term, security and quality of such borrower's or borrowers' credit;

                  (e) no dividends or other distributions shall be declared or paid by the Company to the extent it would cause the minimum net worth of the Company to fall below $4,600,000 (except solely after giving effect to the payment described on Schedule 5.1(e) shall the minimum net worth of the Company be permitted to fall to $4,413,000), or as would not be permitted under applicable law;

                  (f) no dividends or other distributions shall be declared or paid by the Bank to the extent it would cause the minimum net worth of the Bank to fall below $4,800,000 or as would not be permitted under applicable law;

                  (g) the Company and the Bank shall each use their commercially reasonable efforts to maintain their present insurance coverage in respect to its properties and business;

                  (h) no significant changes shall be made in the general nature of the business conducted by the Company or the Bank;

                  (i) no employment, consulting or similar agreements shall be entered into by the Company or the Bank that are not terminable by the Company or the Bank on 30 days' or fewer notice without penalty or obligation;

                  (j) neither the Company nor the Bank shall take any action that would result in a termination, partial termination, curtailment, discontinuance of a Benefit Plan or merger of any Benefit Plan into another plan or trust;

                  (k) the Company and the Bank shall file all Returns in a timely manner and shall not make any application for or consent to any extension of time for filing any Return or any extension of the period of limitations applicable thereto;

                  (l) except as disclosed on Schedule 5.1(l), neither the Company nor the Bank shall make any expenditure for fixed assets in excess of $25,000 for any single item, or $100,000 in the aggregate, or shall enter into leases of fixed assets having an annual rental in excess of $25,000;

                  (m) neither the Company nor the Bank shall incur any liabilities or obligations, make any commitments or disbursements, acquire or dispose of any property or asset, make any contract or agreement, or engage in any transaction except in the ordinary course consistent with prudent banking practices and the Bank's current policies;

                  (n) neither the Company nor the Bank shall do or fail to do anything that will cause a breach by the Company or the Bank of, or default by the Company or the Bank under, any Material Contract;

                  (o) the Bank shall not engage or agree to engage in any "covered transaction" within the meaning of Sections 23A or 23B of the Federal Reserve Act (without regard to the applicability of any exemptions contained in Section 23A) or any transaction of the kind referred to in Section 3.12, unless the Bank has complied with all requirements of Sections 23A or 23B of the Federal Reserve Act;

                  (p) the Bank shall only purchase or invest in obligations of the government of the United States or agencies of the United States or state or local governments having maturities of not more than five years and which municipal obligations have been assigned a rating of A or better by Moody's Investors Service or by Standard & Poor's;

                  (q) no changes of a material nature shall be made in either the Company's or the Bank's accounting procedures, methods, policies or practices or the manner in which the Company or the Bank maintain their records; and

                  (r) the Bank shall not accept or renew any brokered deposits.

         5.2      Access to Information.

                  (a) To the extent permissible under applicable law, pending the Closing, representatives of Wintrust shall, during normal business hours and on reasonable advance notice to the Company, be given full access to the Company's and the Bank's records and business activities and be afforded the opportunity to observe their business activities and consult with their officers and employees regarding the same on an ongoing basis (without limiting the foregoing, to verify compliance by the Company with all terms of this Agreement); provided, however, that the foregoing actions do not interfere with the business operations of the Company and the Bank.

                  (b) Wintrust will use such information as is provided to it by the Company or the Bank or the representatives of either solely for the purpose of conducting business, legal and financial reviews of the Company and the Bank and for such other purposes as may be related to this Agreement, and Wintrust will, and will direct all of its agents, employees and advisors to, maintain the confidentiality of all such information in accordance with the terms of the letter agreement regarding confidentiality entered into by and between the Company and Wintrust dated May 6, 2003 (the "Confidentiality Agreement").

         5.3 Meeting of Shareholders of the Company. As soon as practicable after the date of this Agreement and the effectiveness of the Registration Statement pursuant to Section 5.4, the Company shall call and hold a meeting of its shareholders for the purpose of voting upon this Agreement, the Merger and the transactions herein contemplated in accordance with the Company's certificate of incorporation, its by-laws and the DGCL (the "Shareholders Meeting"). The Company shall, through the Company Board, recommend to its shareholders, subject to its fiduciary duties, approval of this Agreement and the Merger.

         5.4 Registration Statement and Regulatory Filings. As soon as practicable after the execution of this Agreement:

                  (a) Wintrust shall file with the Commission a registration statement on an appropriate form under the Securities Act covering Wintrust Common Stock to be issued pursuant to this Agreement and shall use its reasonable and diligent efforts to cause the same to become effective as soon as practicable and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. Such registration statement and any amendments and supplements thereto are referred to herein as the "Registration Statement." The Registration Statement shall include a Proxy Statement/Prospectus thereto reasonably acceptable to Wintrust and the Company, prepared by Wintrust and the Company for use in connection with the meeting of shareholders of the Company referred to in
Section 5.3, all in accordance with the rules and regulations of the Commission. Wintrust shall, as soon as practicable after the execution of this Agreement, make all filings, if any, required to obtain all blue sky permits, authorizations, consents or approvals required for the issuance of Wintrust Common Stock. In advance of filing the Registration Statement, Wintrust shall provide the Company and its counsel with a copy of the Registration Statement and provide an opportunity to comment thereon, and thereafter shall promptly advise the Company and its counsel of any material communication received by Wintrust or its counsel from the Commission with respect to the Registration Statement. None of the information furnished by Wintrust or the Company for inclusion in the Registration Statement, the Proxy Statement/Prospectus or any other document filed with the Commission or any state securities commission, at the respective times at which such documents are filed with the Commission or such state securities commission, or, in the case of the Registration Statement, when it becomes effective, or in the case of the Proxy Statement/Prospectus, when mailed or at the time of the Shareholders Meeting, shall be false or misleading with respect to any material fact or shall omit to state any material fact necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

                  (b) Wintrust shall file with the Federal Reserve the Federal Reserve Application, and take all other appropriate actions necessary to obtain the regulatory approvals referred to in Section 7.3 hereof, and the Company will use all reasonable and diligent efforts to assist in obtaining all such approvals. Notwithstanding the preceding sentence, Wintrust shall have no obligation to accept any nonstandard condition or restriction imposed or requested by the Federal Reserve in connection with the Federal Reserve Application unless (i) such condition or restriction was imposed in an approval order issued by the Federal Reserve within two (2) years of the date hereof in a similar transaction involving similarly situated parties and such order was publicly available as of the date hereof, or (ii) such condition or restriction, individually or in the aggregate with any other restrictions and conditions, is not substantially detrimental to the business, prospects or financial condition of Wintrust or its subsidiaries, on the one hand, or of the Company or the Bank, on the other. In advance of filing any applications for such regulatory approvals, Wintrust shall provide the Company and its counsel with a copy of such applications (but excluding any information contained therein regarding Wintrust and its business or operations for which confidential treatment has been requested) and provide an opportunity to comment thereon, and thereafter shall promptly advise the Company and its counsel of any material communication received by Wintrust or its counsel from any regulatory authorities with respect to such applications.

         5.5 Listing of Shares. Wintrust shall use all reasonable and diligent efforts to cause the shares of Wintrust Common Stock issuable in the Merger to be approved for listing on the Nasdaq National Market.

         5.6 Reasonable and Diligent Efforts. The Parties shall use reasonable and diligent efforts in good faith to satisfy the various conditions to Closing and to consummate the Merger as soon as practicable. None of the Parties will intentionally take or intentionally permit to be taken any action that would be in breach of the terms or provisions of this Agreement (including any action that would impair or impede the timely obtainment of the regulatory approvals referenced in Sections 7.3 and 8.3) or that would cause any of the representations contained herein to be or become untrue.

         5.7 Business Relations and Publicity. The Company shall use reasonable and diligent efforts to preserve the reputation and relationship of the Company and the Bank with suppliers, clients, customers, employees, and others having business relations with the Company or the Bank. Wintrust and the Company shall coordinate all publicity relating to the transactions contemplated by this Agreement and, except as otherwise required by applicable law or the rules of the Nasdaq National Market, or with respect to employee meetings, neither Party shall issue any press release, publicity statement or other public notice relating to this Agreement or any of the transactions contemplated hereby without obtaining the prior consent of the other, which consent shall not be unreasonably withheld, conditioned or delayed. The Company shall obtain the prior consent (which shall not be unreasonably withheld, conditioned or delayed) of Wintrust to the content of any communication to its shareholders. In furtherance of the foregoing the Parties acknowledge that immediately after execution of this Agreement Wintrust shall issue a news release (after consultation with the Company as to its content) and file the same with the Commission on Form 8-K.

         5.8      No Conduct Inconsistent with this Agreement.

                  (a) The Company shall not, and shall cause the Bank to not, during the term of this Agreement, directly or indirectly, solicit, encourage or facilitate inquiries or proposals or enter into any agreement with respect to, or initiate or participate in any negotiations or discussions with any person or entity concerning, any proposed transaction or series of transactions involving or affecting the Company or the Bank (or the securities or assets of either) that, if effected, would constitute an acquisition of control of either the Company or the Bank within the meaning of 12 U.S.C.A. ss.1817(j) (disregarding the exceptions set forth in 12 U.S.C.A. ss.1817(j)(17)) and the regulations of the Federal Reserve thereunder (each, an "Acquisition Proposal"), or furnish any information to any person or entity proposing or seeking an Acquisition Proposal.

                  (b) Notwithstanding the foregoing, in the event that the Company Board determines in good faith and after consultation with outside counsel, that in light of a Superior Acquisition Proposal (as defined herein) it is necessary to pursue such Superior Acquisition Proposal in order to act in a manner consistent with such Board's fiduciary duties, the Company Board may, in response to an Acquisition Proposal which was not solicited by or on behalf of the Company or the Bank or which did not otherwise result from a breach of
Section 5.8(a), subject to its compliance with Section 5.8(c), (i) furnish information with respect to the Company or the Bank to such person or entity making such Superior Acquisition Proposal pursuant to a customary confidentiality agreement that is no less restrictive than the confidentiality agreement entered into between the Company and Wintrust, (ii) participate in discussions or negotiations regarding such Superior Acquisition Proposal, (iii) withdraw, modify or otherwise change in a manner adverse to Wintrust, the Company's recommendation to its shareholders with respect to this

Agreement and the Merger and/or (iv) terminate this Agreement in order to concurrently enter into an agreement with respect to such Superior Acquisition Proposal; provided, however, that the Company Board may not terminate this Agreement pursuant to this Section 5.8(b) unless and until (x) five (5) business days have elapsed following the delivery to Wintrust of a written notice of such determination by the Company Board and during such five (5) business day period, the Company and the Bank otherwise cooperate with Wintrust with the intent of enabling the Parties to engage in good faith negotiations so that the Merger and other transactions contemplated hereby may be effected and (y) at the end of such five business day period the Company Board continue reasonably to believe the Acquisition Proposal at issue constitutes a Superior Acquisition Proposal. A "Superior Acquisition Proposal" means any Acquisition Proposal containing terms which the Company Board determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company's shareholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Company Board, is reasonably capable of being obtained by such third party.

                  (c) In addition to the obligations of the Company set forth in
Section 5.8(a) and (b), the Company shall immediately advise Wintrust orally and in writing of any request for information or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal and the identity of the person or entity making such request or Acquisition Proposal. The Company shall keep Wintrust reasonably informed of the status and details (including amendments or proposed amendments) of any such request or Acquisition Proposal, including the status of any discussions or negotiations with respect to any Superior Acquisition Proposal.

         5.9      Pre-Closing Loan Review.

                  (a) The Company shall cause the Bank, prior to the Closing Date, to write off all Loans of the Bank that are required to be written off by the Bank's regulators or that, in conformity with past practices and policies of the Bank and GAAP, should be written off as Loan losses.

                  (b) The Company shall make available to Wintrust full information regarding the status of each Loan contained in the Loan portfolio of the Bank, as of a date not more than 15 days prior to the Closing Date.

         5.10 Board of Directors' Notices and Minutes. The Company shall give reasonable notice to Wintrust of all meetings of the Company Board and any of its committees, and the board of directors of the Bank and any of its committees, and if known, the agenda for or business to be discussed at such meeting. To the extent permissible under law, the Company shall promptly transmit to Wintrust copies of all notices, minutes, consents and other materials that the Company or the Bank provides to their directors, other than materials relating to any proposed acquisition of the Company or the Bank or this Agreement or the Merger, subject to the Company's compliance with Section
5.8. Wintrust agrees to hold in confidence and trust all such information pursuant to the Confidentiality Agreement.

         5.11 Untrue Representations and Warranties. During the term of this Agreement, if any Party becomes aware of any facts, circumstances or of the occurrence or impending occurrence of any event that would cause one or more of such Party's representations and warranties contained in this Agreement to be or to become untrue as of the Closing Date, then:

                  (a) such Party shall promptly give detailed written notice thereof to the other Parties; and

                  (b) such Party shall use reasonable and diligent efforts to change such facts or events to make such representations and warranties true, unless the same shall have been waived in writing by the other Parties.

         5.12     Director and Officer Indemnification and Liability Coverage.

                  (a) Wintrust agrees to provide each of the directors and officers of the Company and the Bank after the Effective Time substantially the same coverage against personal liability for actions taken after the Effective Time as is provided to directors and officers of Wintrust. Wintrust further agrees to cause the Surviving Corporation, or its successor in interest, for a period of five (5) years after the Effective Time to indemnify the current and past directors and officers of the Company and the Bank for all actions taken by them prior to the Effective Time in their respective capacities as directors and officers of the Company and the Bank to the same extent as the indemnification provided by the Company and the Bank to such directors and officers immediately prior to the Effective Time.

                  (b) Wintrust agrees that for a period of five (5) years after the Effective Time, Wintrust shall cause to be maintained in effect the Company's and the Bank's current policy (as in effect on the Closing Date) of directors' and officers' liability insurance maintained by the Company with respect to actions and omissions occurring on or prior to the Effective Time, subject to the following conditions:

                           (i) The Company's and the Bank's current directors' and officers' liability insurer shall agree to maintain such coverage from and after the Effective Time. In the event such insurer terminates or declines to continue such coverage after the Effective Time, Wintrust shall use its commercially reasonable efforts, with the cooperation of the former directors and officers of the Company, to identify and obtain similar coverage from another insurance carrier of substantially similar size and reputation to that of such former insurer, if such coverage is reasonably obtainable from the marketplace. If after such reasonable efforts another such insurance carrier is unable or unwilling to provide such similar coverage, Wintrust shall obtain the best coverage available, in the reasonable judgment of Wintrust, for a cost up to but not exceeding the Maximum Amount (as defined below).

                           (ii) Wintrust may substitute therefor policies of at least the same coverage and amount containing terms and conditions which are substantially no less advantageous.

                           (iii) In no event shall Wintrust be obligated to expend, in order to maintain or provide insurance coverage pursuant to this Section 5.12(b), any amount, in aggregate, in excess of $30,000 per annum (the "Maximum Amount").

                           (iv) Prior to the Effective Time, the Company shall notify the appropriate directors' and officers' liability insurers of the Merger and of all pending or threatened claims, actions, suits, proceedings or investigations asserted or claimed against any officer or director of the Company or the Bank, or circumstances likely to give rise thereto to the extent known by the Company, in accordance with the terms and conditions of the applicable policies.

                           (v) If the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Wintrust shall use reasonable efforts to maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Amount.

                           (vi) The Company and its directors and officers shall use reasonable and diligent efforts to cooperate with Wintrust in obtaining the above-described insurance coverages.

         5.13 Monthly Financial Statements. Prior to the Closing Date, the Company shall deliver to Wintrust a monthly balance sheet, income statement and statement of stockholders' equity of the Company and the Bank as of the end of each month as promptly as practicable after they become available. Such monthly financial statements shall be prepared consistent with past practice and, except as described on Schedule 5.13, in conformity in all material respects with GAAP (excluding footnote disclosure) applied on a basis consistent with the Financial Statements.

         5.14 Dissent Process. The Company shall give to Wintrust prompt written notice of any written demands for appraisal for any shares of Company Common Stock, any attempted withdrawals of any such demands, and any other notice given or instrument served relating to the exercise of dissenters' rights granted under the DGCL, including the name of each dissenting shareholder and the number of shares of Company Common Stock to which the dissent relates. Wintrust will have the right to participate in all negotiations and proceedings relating thereto, and exceptions required by law. The Company will not make any payment with respect to, or settle or offer to settle, any appraisal demands without Wintrust's prior written consent.

         5.15 Section 368(a) Reorganization. Either prior to or after the Closing Date, none of the Parties shall take or cause to be taken any action, or omit to take any action or cause any omission, which would cause the Merger not to qualify as a reorganization under Section 368(a) of the Code.

         5.16     Treatment of Warrants and Options.

                  (a) Notwithstanding anything contained in this Agreement to the contrary, Wintrust and the Company each acknowledge and agree that the holder of any Warrant or Outstanding Company Option may, at any time prior to the Valuation Date, exercise such Warrant or Outstanding Company Option in accordance with its terms and conditions.

                  (b) The Company shall cause the termination or cancellation of all Warrants that have an exercise price greater than $7.50, and such termination or cancellation shall be effective prior to the Closing Date.

         5.17 Converted Options. Wintrust agrees to assume and honor each of the Converted Options in accordance with their terms. As soon as reasonably practicable following the Closing Date, Wintrust shall file a registration statement with the Commission with respect to the shares of Wintrust Common Stock to be covered by such Converted Options. Such shares of Wintrust Common Stock shall be duly authorized and, upon exercise of such Converted Options, shall be validly issued, fully paid and nonassessable, and not in violation of or subject to any preemptive rights except as set forth in Wintrust's articles of incorporation. Wintrust shall after the Effective Time have reserved sufficient shares of Wintrust Common Stock for issuance with respect to such options.

         5.18     Premium Finance Lending Issue.

                  (a) Within 45 days of the date of this Agreement, the Company shall certify in writing and demonstrate to the reasonable satisfaction of Wintrust that:

                           (i) the Bank has confirmed with each ultimate borrower under the Bank's premium financing program the existence and terms of all debt obligations related to insurance premium financing loans extended by the Bank for the benefit of such borrower; provided, however, that in the event any borrowers fail to return to the Bank their written acknowledgment of such debt obligations within 45 days of the date of this Agreement, the Bank shall confirm in writing to the applicable insurance carrier (1) the identity of such borrowers, (2) the existence of the insurance policies securing such debt obligations, and (3) its notification that the Bank has a financial interest in such policies which is secured by the unearned premiums of such policies;

                           (ii) the Bank has used reasonable and diligent efforts to verify the payment as of the Closing Date of all required amounts from such ultimate borrowers under such premium financing loans through a review of the insurance premium financing agent's deposit receipts; and

                           (iii) the Bank shall have confirmed for at least thirty percent (30%) of the insurance premium financing loans as selected by Wintrust, that sufficient insurance policies are in place providing the collateral for each such loan.

                  (b) From the date of this Agreement through the Closing Date, for all new insurance premium financing loans extended by the Bank, the Bank shall have obtained written acknowledgment from each ultimate borrower under such loans of the existence of such loan and debt obligations of such borrower with the Bank.

                                    ARTICLE 6
                            EMPLOYEE BENEFIT MATTERS

         6.1 Benefit Plans. Schedule 6.1 lists all of the employees of the Company and the Bank (the "Employees"). Wintrust and the Company Board shall together review the Benefit Plans and the coverages provided thereunder. Effective as of the Closing Date, (i) the Company Board shall cause the Company to terminate all Benefit Plans other than the Company's 401(k) plan, health, life and disability insurance plans, and long-term care plan (the "Retained Plans"), and to pay prior to the Closing or accrue fully any liabilities under the Benefit Plans (including the Retained Plans) or arising out of such termination of Benefit Plans, and (ii) each full-time Employee shall become eligible for and entitled to participate in Wintrust's benefit plans (other than those benefit plans for which such Employee is covered under the Retained Plans) on the same terms and subject to the same conditions as all other U.S. employees of Wintrust and its subsidiaries. From and after the Closing Date, Wintrust shall continue coverage for the Employees under the Company's Retained Plans in effect prior to the Closing Date, to the extent not in violation of any statute, law (including common law), ordinance, rule or regulation applicable to such plans or the qualifications or requirements of such plans, until such time as Wintrust determines such plans are to be terminated or merged with existing Wintrust plans, at which time all Employees previously covered under such Retained Plans shall become eligible for and entitled to participate in Wintrust's similar plans on the same terms and subject to the same conditions as all other U.S. employees of Wintrust and its subsidiaries. To the extent permitted by applicable law the Company shall notify Wintrust on the Closing Date of the existence or absence of any significant pre-existing conditions of any insureds under the Benefit Plans. Wintrust shall use its reasonable and diligent efforts to cause any pre-existing condition limitations under Wintrust's medical benefit plans to be waived to the extent such conditions have been waived prior to the Effective Time. For purposes of determining eligibility to participate and, where applicable, vesting under Wintrust's applicable retirement savings plan and employee stock purchase plan, Wintrust's short-term disability plans and vacation policy, each Employee shall receive past service credit for his or her prior employment with the Company as if such Employee had then been employed by Wintrust. Wintrust reserves the right to change or terminate its employee benefit plans at any time.

         6.2 No Rights or Remedies. Nothing in this Article shall confer upon any Employee or his or her legal representative, any rights or remedies, including any right to employment, or continued employment, for any specified period, or any nature or kind whatsoever under or by reason of this Agreement.

                                    ARTICLE 7
         CONDITIONS PRECEDENT TO OBLIGATIONS OF WINTRUST AND MERGER CO.

         Unless the conditions are waived by Wintrust, all obligations of Wintrust and Merger Co. under this Agreement are subject to the fulfillment, on or before the Closing, of each of the following conditions:

         7.1 Representations and Warranties; Performance of Agreements. Each of the representations and warranties contained in Article III of this Agreement that are qualified by materiality shall be true and correct in all respects as of the Closing Date, and each of the representations and warranties contained in
Article III that are not qualified by materiality shall be true and correct in all material respects, except to the extent such representations and warranties speak as of an earlier date, they shall be tested as of such earlier date. The Company shall have performed in all material respects all agreements herein required to be performed by the Company on or before the Closing.

         7.2 Closing Certificate. Wintrust shall have received a certificate of the Company signed by a senior executive officer of the Company, dated as of the Closing Date, certifying in such detail as Wintrust may reasonably request, as to the fulfillment of the conditions to the obligations of Wintrust set forth in this Agreement that are required to be fulfilled by the Company on or before the Closing.

         7.3 Regulatory and Other Approvals. Wintrust shall have obtained the approval of all appropriate regulatory entities of the transactions contemplated by this Agreement and the Merger, all required regulatory waiting periods shall have expired, and there shall be pending on the Closing Date no motion for rehearing or appeal from such approval or any suit or action seeking to enjoin the Merger or to obtain substantial damages in respect of such transaction.

         7.4 Approval of Merger and Delivery of Agreement. This Agreement and the Merger shall have been approved by the shareholders of the Company in accordance with the Company's certificate of incorporation, by-laws and the DGCL, and the proper officers of the Company shall have executed and delivered to Wintrust copies of this Agreement and the Certificate of Merger, in form suitable for filing with the Secretary of State of the State of Delaware, and shall have executed and delivered all such other certificates, statements or instruments as may be necessary or appropriate to effect such a filing. The holders, in the aggregate, of not more than 10% of the shares of Company Common Stock shall have given written demand for dissenter's rights in accordance with the DGCL.

         7.5 Effectiveness of the Registration Statement. The Registration Statement shall have become effective with respect to the shares of Wintrust Common Stock to be issued in the Merger, no stop order suspending the effectiveness of such Registration Statement shall have been issued, no material proceeding for that purpose shall have been instituted or threatened, and all requests for additional information on the part of the Commission shall have been complied with to Wintrust's satisfaction.

         7.6 No Litigation. No suit or other action shall have been instituted or threatened seeking to enjoin the consummation of the Merger or to obtain other relief in connection with this Agreement or the transactions contemplated herein that Wintrust believes, in good faith and with the written advice of outside counsel, makes it inadvisable to consummate the Merger by reason of the probability that the proceeding would result in the issuance of an order enjoining the Merger or in a determination that the Company or the Bank has failed to comply with applicable legal requirements of a material nature in connection with the Merger or actions preparatory thereto or would have a Material Adverse Effect on the Company or the Bank.

         7.7 Environmental Surveys. Wintrust shall have the right, at its option, to obtain Phase I environmental audits of all real property or facilities used by either the Company or the Bank in the conduct of its business, conducted by an independent environmental consultant selected by Wintrust. Wintrust shall pay the costs of obtaining such Phase I environmental audits. No such environmental audit shall have identified any violation of the Environmental Laws or condition relating to the environment, human health or safety which could reasonably be expected to have a Material Adverse Effect on the Company.

         7.8 Opinion of Counsel. Wintrust shall have received the opinion of Vedder, Price, Kaufman & Kammholz, P.C., counsel for the Company, dated as of the Closing Date, and in form substantially similar to Exhibit C and reasonably satisfactory to Wintrust and its counsel.

         7.9 Employment Agreements. Those person identified on Schedule 7.9 shall each have entered into an employment agreement with Wintrust and the Surviving Corporation, dated the Closing Date, in substantially the forms attached hereto as Exhibits D-1 and D-2.

         7.10 No Adverse Changes. Between the date of this Agreement and the Closing Date, the business of the Company and the Bank, taken as a whole, shall have been conducted in the ordinary course, in all respects consistent with prudent banking practices, and there shall not have occurred any change or any condition, event, circumstance, fact or occurrence, other than as provided in this Agreement, that would have a Material Adverse Effect on the Company.

         7.11     Minimum Net Worth and Loan Loss Reserve Requirements.

                  (a) As of the last day of the month preceding the Closing Date, as determined in conformity with GAAP applied on a basis consistent with the preparation of the Financial Statements, (i) the Bank shall have a minimum net worth of not less than $4,800,000 and (ii) the shareholders' equity in the Company shall be at not less than $4,600,000, provided that the Company shall have no more than $480,000 in debt, and provided further that for purposes of
Section 7.11(a)(ii) only, the Company's shareholders' equity shall (1) be increased by (A) any fees for attorneys, accountants and financial advisors actually incurred by the Company in connection with this Agreement and the transactions contemplated herein, up to a maximum of $100,000, and (B) the after-tax portion of the payment made by the Company pursuant to Section 5.1(e), and (2) decreased by any cash receipts from the exercise of Outstanding Company Options.

                  (b) As of the last day of the month preceding the Closing Date, as determined in conformity with past practices and policies of the Bank and GAAP applied on a basis consistent with the preparation of the Financial Statements, the Bank's reserve for loan losses, determined as described in
Section 3.8, shall be not less than 1.20% of the Bank's net Loans (gross Loans less unearned discounts).

         7.12 Voting Agreements. On or before August 14, 2003, Wintrust shall have received a Voting Agreement, in the form attached hereto as Exhibit E, executed by each of those shareholders of the Company identified on Schedule 7.12, each of whom is a director of the Company or the Bank.

         7.13 Satisfaction of Premium Finance Lending Issue. The Company and the Bank shall have fully complied with the provisions of Section 5.18.

         7.14 Consents; Release of Pledged Shares. The Company shall have obtained or caused to be obtained (a) all required written consents requested by Wintrust before September 15, 2003 under each of the agreements, plans, policies, etc. listed on Schedule 3.5, to the extent applicable (b) a release, from any lender to whom common stock of the Bank may be pledged by the Company as collateral as of the Closing, of such pledged shares and (c) all other written consents, permissions and approvals as required under any other agreements, contracts, appointments, indentures, plans, trusts or other arrangements with third parties required to effect the transactions contemplated by this Agreement where the failure to obtain such consents, permissions and approvals would have a Material Adverse Effect on the Company or Wintrust.

         7.15 Other Documents. Wintrust shall have received at the Closing such other customary documents, certificates, or instruments as they may have reasonably requested evidencing compliance by the Company with the terms and conditions of this Agreement.

                                    ARTICLE 8
               CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

         Unless the conditions are waived by the Company, all obligations of the Company under this Agreement are subject to the fulfillment, on or before the Closing, of each of the following conditions:

         8.1 Representations and Warranties; Performance of Agreements. Each of the representations and warranties contained in Article IV of this Agreement that are qualified by materiality shall be true and correct in all respects as of the Closing Date, and each of the representations and warranties contained in
Article IV that are not qualified by materiality shall be true and correct in all material respects, except to the extent such representations and warranties speak as of an earlier date, they shall be tested as of such earlier date. Wintrust and Merger Co. shall have performed in all material respects all agreements herein required to be performed by Wintrust and Merger Co. on or before the Closing.

         8.2 Closing Certificates. The Company shall have received certificates signed by the Chief Executive Officer, a Senior Executive Vice President, an Executive Vice President, or a Senior Vice President of each of Wintrust and Merger Co. dated as of the Closing Date, certifying in such detail as the Company may reasonably request, as to the fulfillment of the conditions to the obligations of the Company as set forth in this Agreement.

         8.3 Regulatory and Other Approvals. Wintrust shall have obtained the approval of all appropriate regulatory entities of the transactions contemplated by this Agreement and the Merger, all required regulatory waiting periods shall have expired, and there shall be pending on the Closing Date no motion for rehearing or appeal from such approval or any suit or action seeking to enjoin the Merger or to obtain substantial damages in respect of such transaction.

         8.4 Delivery of Agreement. The proper officers of Wintrust and Merger Co. shall have executed and delivered to the Company copies of this Agreement and the Certificate of Merger, in form suitable for filing with the Secretary of State of the State of Delaware, and shall have executed and delivered all such other certificates, statements or instruments as may be necessary or appropriate to effect such a filing.

         8.5 Effectiveness of the Registration Statement. The Registration Statement shall have become effective with respect to the shares of Wintrust Common Stock to be issued in the Merger, no stop order suspending the effectiveness of such Registration Statement shall have been issued, no proceeding for that purpose shall have been instituted or threatened, and all requests for additional information on the part of the Commission shall have been complied with to the Company's satisfaction.

         8.6 No Litigation. No suit or other action shall have been instituted or threatened seeking to enjoin the consummation of the Merger or to obtain other relief in connection with this Agreement or the transactions contemplated herein that the Company believes, in good faith and with the written advice of outside counsel, makes it inadvisable to consummate the Merger by reason of the probability that the proceeding would result in the issuance of an order enjoining the Merger or in a determination that Wintrust or Merger Co. has failed to comply with applicable legal requirements of a material nature in connection with the Merger or actions preparatory thereto or would have a Material Adverse Effect on Wintrust.

         8.7      Opinions of Counsel.

                  (a) The Company shall have received the opinion of Schiff Hardin & Waite, counsel for Wintrust and Merger Co., dated as of the Closing Date, and in form substantially similar to Exhibit F and reasonably satisfactory to the Company and its counsel.

                  (b) The Company shall have received the opinion of Vedder, Price, Kaufman & Kammholz, P.C., counsel to the Company, dated as of the Closing Date, to the effect that the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code, that the Company and Wintrust will each be a party to such reorganization within the meaning of Section 368(a) of the Code, and that no gain or loss will be recognized by the holders of Company Common Stock upon the receipt of Wintrust Common Stock in exchange for their shares of Company Common Stock, except to the extent of any cash received in lieu of fractional share of Wintrust Common Stock. The tax opinion shall be supported by one or more fact certificates or affidavits from Wintrust or Merger Co., in such form and content as may reasonably be requested by counsel to the Company.

         8.8 No Adverse Changes. Between the date of this Agreement and the Closing Date, there shall not have occurred any change or any condition, event, circumstance, fact or occurrence, other than as provided in this Agreement, that would have a Material Adverse Effect on Wintrust.

         8.9 Nasdaq Listing. The Wintrust Common Stock to be issued to holders of Company Common Stock pursuant to the Merger shall have been approved for listing on the Nasdaq National Market subject to official notice of issuance if required.

         8.10 Other Documents. The Company shall have received at the Closing all such other customary documents, certificates, or instruments as they may have reasonably requested evidencing compliance by Wintrust and Merger Co. with the terms and conditions of this Agreement.

                                    ARTICLE 9
            NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

         9.1 Non-Survival. None of the representations, warranties, covenants and agreements in this Agreement shall survive the Effective Time, except for those covenants or agreements contained herein which by their terms apply in whole or in part after the Effective Time. Without limiting the foregoing, none of the directors or officers of the Parties shall have any liability for any of the representations, warranties, covenants and agreements contained herein.

                                   ARTICLE 10
                                     GENERAL

         10.1 Expenses. Except as otherwise provided in this Section 10.1, all costs and expenses incurred in the consummation of this transaction, including any brokers' or finders' fees, shall be paid by the Party incurring such cost or expense.

                  (a) Each of Wintrust and the Company shall bear and pay one-half of the costs and expenses incurred in connection with the printing and mailing of the Registration Statement, excluding legal and accounting fees and expenses related thereto which shall be paid by the Party incurring such fees and expenses. Registration Statement filing fees to be paid to the Commission shall be borne and paid by Wintrust.

                  (b) In the event that this Agreement is terminated by Wintrust because the Company or the Bank committed a material breach of its material obligations under this Agreement, unless such breach is a result of the failure by Wintrust to perform and comply in all material respects with any of its material obligations under this Agreement which are to be performed or complied with by it prior to or on the date of such termination, then, provided Wintrust is in material compliance with all of its material obligations under this Agreement, the Company shall reimburse Wintrust in an amount, not to exceed $150,000, for the out-of-pocket expenses and costs, subject to verification thereof, that Wintrust (i) has incurred in furtherance of this Agreement and the transactions contemplated herein and (ii) is reasonably expected to incur as a result of the Company's breach of this Agreement, including, but not limited to, reasonable fees of professionals engaged for such purpose by or on behalf of Wintrust;

provided, however, that except as provided in Section 10.1(c), such sums shall constitute liquidated damages and the receipt thereof shall be Wintrust's sole and exclusive remedy under this Agreement. Notwithstanding the foregoing, if this Agreement is terminated by Wintrust as a result of the Company's willful breach of this Agreement, then in addition to recovery of its out-of-pocket expenses and costs, Wintrust shall be entitled to recover such other amounts as it may be entitled to receive at law or in equity.

                  (c) In the event that this Agreement is terminated (i) by Wintrust as a result of a breach by the Company of its covenant in Section 5.8(a), (ii) by the Company pursuant to Section 10.2(e), or (iii) pursuant to Sections 10.2(a) or 10.2(b) and within six months after the date of such termination the Company or the Bank has either consummated or entered into a definitive agreement relating to an Acquisition Proposal which was made known to any member of the Company Board and not disclosed to Wintrust prior to the date of such termination, then the Company shall pay to Wintrust a termination fee equal to $500,000.

                  (d) In the event that this Agreement is terminated by the Company because Wintrust committed a material breach of its material obligations under this Agreement, unless such breach is a result of the failure by the Company or the Bank to perform and comply in all material respects with any of its material obligations under this Agreement which are to be performed or complied with by it prior to or on the date of such termination, then, provided the Company and the Bank are each in material compliance with all of its material obligations under this Agreement, Wintrust shall reimburse the Company in an amount, not to exceed $150,000, for the out-of-pocket expenses, subject to verification thereof, that the Company (i) has incurred in furtherance of this Agreement and the transactions contemplated herein and (ii) is reasonably expected to incur as a result of Wintrust's breach of this Agreement, including, but not limited to, reasonable fees of professionals engaged for such purpose by or on behalf of the Company; provided, however, that such sums shall constitute liquidated damages and the receipt thereof shall be the Company's sole and exclusive remedy under this Agreement. Notwithstanding the foregoing, if this Agreement is terminated by the Company as a result of Wintrust's willful breach of this Agreement, then in addition to recovery of its out-of-pocket expenses and costs, the Company shall be entitled to recover such other amounts as it may be entitled to receive at law or in equity.

                  (e) In the event this Agreement is terminated pursuant to
Section 10.2(b) because Wintrust fails to obtain all of the necessary regulatory approvals described in Sections 7.3 and 8.3 for any reason other than regulatory matters relating solely to the Company or the Bank, Wintrust shall pay to the Company $150,000, provided, however, that such sums shall constitute liquidated damages and the receipt thereof shall be the Company's sole and exclusive remedy under this Agreement.

                  (f) In the event this Agreement is terminated pursuant to
Section 10.2(b) because Wintrust fails to obtain all of the necessary regulatory approvals described in Sections 7.3 and 8.3 because of regulatory matters relating solely to the Company or the Bank, the Company shall pay to Wintrust $150,000, provided, however, that except as provided in Section 10.1(c), such sums shall constitute liquidated damages and the receipt thereof shall be Wintrust's sole and exclusive remedy under this Agreement.

                  (g) At the Effective Time, Wintrust shall (i) reimburse the Company for its attorneys', accountants' and financial advisors' fees and expenses actually incurred, subject to verification thereof, up to a maximum of $100,000, and (ii) provide a capital contribution of $300,000 to the Company.

                  (h) All costs and expenses reasonably estimated to have been incurred by the Company shall be either paid or accrued for on or prior to the Closing Date; provided, however, that nothing in this Section 10.1 shall be deemed to relieve the Company of its liability to pay any expenses incurred in connection with this Agreement following the Closing.

         10.2     Termination.  This Agreement may be terminated:

                  (a) at any time by written agreement between Wintrust and the Company;

                  (b) by either Wintrust or the Company if the Closing has not occurred (other than through the failure of any Party seeking to terminate this Agreement to comply fully with its material obligations under this Agreement) by January 31, 2004, or such later date agreed to by the Parties, provided, however, that such termination date shall automatically be extended until April 30, 2004, if the sole impediment to Closing is a delay in either (i) the determination of the effectiveness of the Registration Statement or (ii) the Federal Reserve's approval of the Federal Reserve Application;

                  (c) by Wintrust by written notice to the Company, if (i) any of the conditions in Article VII has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Wintrust to comply with its obligations under this Agreement); and (ii) Wintrust has not waived such condition on or before the Closing Date;

                  (d) by the Company by written notice to Wintrust, if (i) any of the conditions in Article VIII has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of the Company or the Bank to comply with its obligations under this Agreement); and (ii) the Company has not waived such condition on or before the Closing Date; or

                  (e) by the Company, if pursuant to Section 5.8(b) the Company Board determines that its fiduciary duties require it to accept an unsolicited Acquisition Proposal from a third party, or by Wintrust if an Acquisition Proposal from a third party is accepted by the Company or consummated, in each case by written notice to the other party.

                  (f) Any termination of this Agreement shall not affect any rights accrued prior to such termination.

         10.3 Confidential Information. Wintrust, Merger Co. and the Company each covenant that, in the event the transactions contemplated by this Agreement are not consummated, each such Party will keep in strict confidence and return all documents containing any information concerning the properties, business, and assets of the other Parties that may have been obtained in the course of negotiations or examination of the affairs of each other Party either prior or subsequent to the execution of this Agreement (other than such information as shall be in the public domain or otherwise ascertainable from public or outside sources), except to the extent that disclosure is required by judicial process or governmental or regulatory authorities.

         10.4 Non-Assignment. Neither this Agreement nor any of the rights, interests or obligations of the Parties under this Agreement shall be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of the other Party. Notwithstanding the foregoing, Wintrust and Merger Co. may assign their respective rights hereunder to another wholly owned subsidiary of Wintrust. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the Parties.

         10.5 Notices. All notices, requests, demands, and other communications provided for in this Agreement shall be in writing and shall be deemed to have been given (a) when delivered in person, (b) the third business day after being deposited in the United States mail, registered or certified mail (return receipt requested), or (c) the first business day after being deposited with Federal Express or any other recognized national overnight courier service, in each case addressed as follows:

                  (i)    If to the Company, addressed to:

                         Village Bancorp Inc.
                         311 South Arlington Heights Road
                         Arlington Heights, Illinois 60005-1999
                         Attention:  Thomas H. Roth, Chairman

                         with a copy to:

                         Vedder, Price, Kaufman & Kammholz, P.C.
                         222 North LaSalle Street, Suite 2600
                         Chicago, Illinois 60601-1003
                         Attention: Daniel O'Rourke

                  (ii)   If to Wintrust or Merger Co., addressed to:

                         Wintrust Financial Corporation
                         727 North Bank Lane
                         Lake Forest, Illinois  60045
                         Attention:  David A. Dykstra
                         Senior Executive Vice President and Chief
                              Operating Officer

                         with a copy to:

                         Schiff Hardin & Waite
                         6600 Sears Tower
                         Chicago, IL 60606-6473
                         Attention: Matthew G. Galo

         10.6 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if the signatures to each counterpart were upon the same instrument.

         10.7 Knowledge. References in this Agreement to the "knowledge" of a party shall mean, with respect to a natural person, the actual knowledge of such person after reasonable investigation and with respect to an entity, the actual knowledge of its executive officers and directors after reasonable investigation.

         10.8 Entire Agreement. This Agreement, including the Schedules and agreements delivered pursuant hereto, and the Confidentiality Agreement sets forth the entire understanding of the parties and supersedes all prior agreements, arrangements, and communications, whether oral or written. This Agreement shall not be modified or amended other than by written agreement of the parties hereto. Captions appearing in this Agreement are for convenience only and shall not be deemed to explain, limit, or amplify the provisions hereof.

         10.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof.

         10.10 Severability. In the event that a court of competent jurisdiction shall finally determine that any provision of this Agreement or any portion thereof is unlawful or unenforceable, such provision or portion thereof shall be deemed to be severed from this Agreement, and every other provision and portion thereof that is not invalidated by such determination shall remain in full force and effect. To the extent that a provision is deemed unenforceable by virtue of its scope but may be made enforceable by limitation thereof, such provision shall be enforceable to the fullest extent permitted under the laws and public policies of the state whose laws are deemed to govern enforceability.

                          ** Signature Page Follows **

         IN WITNESS WHEREOF, Wintrust Financial Corporation, WTFC Merger Co., and Village Bancorp, Inc. have each executed this Agreement as of the day and year first written above.

                              WINTRUST FINANCIAL CORPORATION


                              By:      /s/ David A. Dykstra
                                       -------------------------------------
                              Name:    David A. Dykstra
                                       -------------------------------------
                              Title:   Senior Executive Vice President
                                       -------------------------------------
                                       and Chief Operating Officer
                                       -------------------------------------

                              WTFC MERGER CO.

                              By:      /s/ David A. Dkystra
                                       -------------------------------------
                              Name:    David A. Dkystra
                                       -------------------------------------
                              Title:   Vice President
                                       -------------------------------------

                              VILLAGE BANCORP, INC.

                              By:      /s/ Thomas H. Roth
                                       -------------------------------------
                              Name:    Thomas H. Roth
                                       -------------------------------------
                              Title:   President and Chief Executive Officer
                                       -------------------------------------

                                                                         ANNEX B

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW - APPRAISAL RIGHTS

         (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

         (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

         (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

         (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

         a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

         b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

         c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

         d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

         (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

         (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

         (d) Appraisal rights shall be perfected as follows:

         (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

         (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

         (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

         (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

         (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

         (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

         (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

         (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

         (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

         (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 82, L.'01, eff. 7-1-01.)

                                                                         ANNEX C

                                VOTING AGREEMENT

         This Agreement ("Agreement") is made and entered into as of the 7th day of August, 2003, by and between the undersigned stockholders (each, a "Stockholder," and collectively, the "Stockholders"), of Village Bancorp Inc., a Delaware corporation (the "Company"), and Wintrust Financial Corporation, an Illinois corporation ("Wintrust").

                              W I T N E S S E T H:
                              - - - - - - - - - -

         WHEREAS, the Company, Wintrust and WTFC Merger Co., a Delaware corporation ("Merger Co."), have entered into an Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement");

         WHEREAS, it is a condition precedent to Wintrust's obligations under the Merger Agreement that the Stockholders shall have executed and delivered this Agreement; and

         WHEREAS, each Stockholder owns and is entitled to vote the number of issued and outstanding shares of common stock of the Company (the "Company Common Shares") set forth opposite such Stockholder's name on Schedule 1 attached hereto and has agreed to vote such Stockholder's Company Common Shares pursuant to the terms set forth in this Agreement.

         NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants and agreements set forth herein, the Stockholders and Wintrust hereby agree as follows:

         Section 1. Voting of Shares. Each Stockholder hereby agrees that at any meeting of the stockholders of the Company and in any action by written consent of the stockholders of the Company, such Stockholder shall vote the Company Common Shares which such Stockholder owns and is entitled to vote (a) in favor of the transactions contemplated by the Merger Agreement, (b) against any action or agreement which would result in a breach of any term of, or any other obligation of the Company under, the Merger Agreement, and (c) against any action or agreement which would impede, interfere with or attempt to discourage the transactions contemplated by the Merger Agreement; provided, however, that nothing in this Agreement shall prevent a Stockholder, in his or her capacity as a director of the Company, from discharging his or her fiduciary duty to the Company. Each Stockholder agrees that the Company shall be authorized to include in any proxy or material transmitted to stockholders of the Company, a statement to the effect that the Stockholder is a party to this Agreement and has committed to vote in favor of the transactions contemplated by the Merger Agreement.

         Section 2. Term of Agreement. This Agreement shall be effective from the date hereof and shall terminate and be of no further force and effect upon the earlier of (i) the Effective Time (as defined in the Merger Agreement), or
(ii) the termination of the Merger Agreement in accordance with its terms.

         Section 3. Covenants of Stockholders. Each Stockholder agrees not to: except to the extent contained in this Agreement, grant any proxies, deposit any Company Common Shares into a voting trust or enter into a voting agreement with respect to any of the Company Common Shares; or without the prior written approval of Wintrust, solicit, initiate or encourage any inquiries or proposals for a merger or other business combination involving the Company; provided, however, that nothing in this Agreement shall prevent a Stockholder, in his or her capacity as a director of the Company, from discharging his or her fiduciary duty to the Company.

         Section 4. Representations and Warranties of Stockholders. Each Stockholder represents and warrants to Wintrust as follows: (a) such Stockholder owns and is entitled to vote in accordance with such Stockholder's commitments under this Agreement the number of Company Common Shares set forth opposite his or her name on Schedule 1 hereto, and, except as disclosed on Schedule 3.3(a) of the Merger Agreement, does not own or have any right to acquire any Company Common Shares not listed on Schedule 1; (b) such Stockholder has the right, power and authority to execute, deliver and perform under this Agreement; such execution, delivery and performance will not violate, or require any consent, approval, or notice under any provision of law or result in the breach of any outstanding agreements or instruments to which such Stockholder is a party or is subject; and this Agreement has been duly executed and delivered by such Stockholder and constitutes a legal, valid and binding agreement of such Stockholder, enforceable in accordance with its terms; (c) such Stockholder's Company Common

Shares listed as owned on Schedule 1 hereto are now and will remain owned by such Stockholder, free and clear of all voting trusts, voting agreements, proxies, liens, claims, liabilities, security interests, marital property rights or any other encumbrances whatsoever (other than (i) pledges for loans entered into in the ordinary course, (ii) pursuant to a transfer where the transferee has agreed in writing to be bound by the terms of this Agreement, (iii) transfers by will or operation of law, and (iv) rights of Wintrust and encumbrances respecting such Company Common Shares created pursuant to this Agreement or the Merger Agreement); and (d) other than this Agreement and the Merger Agreement, there are no outstanding options, warrants or rights to purchase or acquire, or agreements related to, such Stockholder's Company Common Shares.

         Section 5. Representations and Warranties of Wintrust. Wintrust has the right, power and authority to execute and deliver this Agreement; such execution and delivery will not violate, or require any consent, approval, or notice under any provision of law or result in the breach of any outstanding agreements or instruments to which Wintrust is a party or is subject; and this Agreement has been duly executed and delivered by Wintrust and constitutes a legal, valid and binding agreement of Wintrust, enforceable in accordance with its terms.

         Section 6. Transferability. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Wintrust may assign this Agreement to a direct or indirect wholly-owned subsidiary or affiliate of Wintrust, provided that no such assignment shall relieve Wintrust of its obligations hereunder.

         Section 7. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed by any of the Stockholders in accordance with its specific terms or was otherwise breached. It is accordingly agreed that Wintrust shall be entitled to an injunction(s) to prevent breaches of this Agreement by the Stockholders and to enforce specifically the terms and provisions hereof in addition to any other remedy to which Wintrust is entitled at law or in equity.

         Section 8. Further Assurances. Each Stockholder agrees to execute and deliver all such further documents and instruments and take all such further action as may be necessary or appropriate in order to consummate the transactions contemplated hereby.

         Section 9. Entire Agreement and Amendment. (a) Except for the Merger Agreement and its ancillary agreements and instruments, this Agreement contains the entire agreement between the parties hereto with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect hereto.

                  (b) This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

         Section 10. Each notice, demand or other communication which may be or is required to be given under this Agreement shall be in writing and shall be deemed to have been properly given when delivered personally at the address set forth herein for Wintrust or the address on Schedule 1 for each of the Stockholders, when sent by facsimile or other electronic transmission to the respective facsimile transmission numbers of the parties with telephone confirmation of receipt, or the day after sending by recognized overnight courier or if by the United States registered or certified mail, return receipt requested, postage prepaid two days after deposit therein.

         Section 11. General Provisions. This Agreement shall be governed by the laws of the State of Delaware. This Agreement may be executed in counterparts, each of which shall be deemed to be an original. Headings are for convenience only and shall not affect the meaning of this Agreement. Any term of this Agreement which is invalid or unenforceable shall be ineffective only to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms of this Agreement.

                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                             WINTRUST FINANCIAL CORPORATION, an
                                             Illinois Corporation:


                                             By: /s/ David A. Dykstra
                                                 -------------------------------
                                             Its:Senior Executive Vice President
                                                 and Chief Operating Officer
                                                 -------------------------------

Address for Notices:                         With a copy to

Wintrust Financial Corporation               Schiff Hardin & Waite
727 North Bank Lane                          6600 Sears Tower
Lake Forest, Illinois  60045                 Chicago, Illinois 60606-6473
Attn:    David A. Dykstra                    Attn:  Matthew G. Galo
         Senior Executive Vice President     Facsimile No.:  (312) 258-5700
         and Chief Operating Officer
Facsimile No.:  (847) 615-4091

Stockholders:

/s/ Peter Abruzzo                            /s/ John Lopez
-----------------------------------------    -----------------------------------
Peter Abruzzo                                John Lopez

/s/ F. Matthew Baines                        /s/ James R. McCarthy
-----------------------------------------    -----------------------------------
F. Matthew Baines                            James R. McCarthy

/s/ David Belconis                           /s/ Thomas H. Roth
-----------------------------------------    -----------------------------------
David Belconis                               Thomas H. Roth

/s/ Elizabeth A. Chartier                    /s/ Donald J. Storino
-----------------------------------------    -----------------------------------
Elizabeth A. Chartier                        Donald J. Storino

/s/ Kurth Heerwagen
-----------------------------------------
Kurt Heerwagen

/s/ Kevin Hitzeman
-----------------------------------------
Kevin Hitzeman

/s/ Ross Ippolito
-----------------------------------------
Ross Ippolito

                                   SCHEDULE 1


                                                                                            NUMBER OF COMPANY
                                                     NUMBER OF COMPANY COMMON            COMMON SHARES ISSUABLE
   NAME, ADDRESS AND FACSIMILE                           SHARES OWNED BY                  UNDER OPTIONS HELD BY
      NUMBER OF STOCKHOLDER                                STOCKHOLDER                        STOCKHOLDER
   ----------------------------                      ------------------------            ----------------------

Peter Abruzzo 4494 RFD                                        21,564                              21,000
Long Grove, Illinois 60047
847-788-0003

F. Matthew Baines                                              2,796                              21,000
26 Riderwood Rd.
North Barrington Illinois 60010
847-391-4106

David Belconis                                                 2,862                                   0
5005 Newport Suite 106
Rolling Meadows, Illinois 60008

Elizabeth A. Chartier                                          3,180                              37,500
940 Mitchell Avenue
Elmhurst, Illinois 60126
630-279-1479

Kurt Heerwagen                                                20,055                                   0
4142 Howard St
Western Springs, Illinois 60558
708-442-0927

Kevin Hitzeman                                                26,952                                   0
615 Wheat Lane
Wood Dale, Illinois 60191
630-766-4481

John Lopez                                                    37,998                              21,000
222 Kimberly Rd.
North Barrington, Illinois 60010
630-285-8017

Ross Ippolito                                                 77,623                                   0
3325 Country Lane
Long Grove, Illinois 60047
847-843-0798

James R. McCarthy                                              1,200                              21,000
9 Shagbark Rd.
Rolling Meadows, Illinois 60008
847-963-4810

Thomas H. Roth                                               327,040                              37,500
1709 Appleby Rd.
Inverness, Illinois 60047
847-358-3396

                                      C-4




                                                                                            NUMBER OF COMPANY
                                                     NUMBER OF COMPANY COMMON            COMMON SHARES ISSUABLE
   NAME, ADDRESS AND FACSIMILE                           SHARES OWNED BY                  UNDER OPTIONS HELD BY
      NUMBER OF STOCKHOLDER                                STOCKHOLDER                         STOCKHOLDER
   ----------------------------                      ------------------------            ----------------------
Donald J. Storino                                             22,455                                   0
590 Aberdeen Rd.
Inverness, Illinois 60067
847-318-9509

                                      C-5